3/31/06

06019647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME H & M Hennes & Mauritz

*CURRENT ADDRESS Regeringsgatan 48
SE-106 38 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FILE NO. 82- 35076 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mrc
DAT : 3/23/07

H&M

Three-Month Report

1 December 2005 - 28 February 2006

- **Group turnover excluding VAT amounted to SEK 15,071 M (12,610), an increase of 20 per cent. With comparable exchange rates, the increase was 14 per cent. Turnover including VAT was SEK 17,686 M (14,820).**

- **Profit after financial items amounted to SEK 2,680 M (2,309), an increase of 16 per cent. Group profit after estimated tax was SEK 1,809 M (1,501), corresponding to earnings per share of SEK 2.19 (1.81).**

- **Gross profit for the period amounted to SEK 8,514 M (7,167), which corresponded to a margin of 56.5 per cent (56.8 per cent).**

- **Operating profit amounted to SEK 2,574 M (2,204). Operating margin was 17.1 per cent (17.5).**

- **Greece to become new H&M market. Planned opening in Athens during spring 2007.**

Turnover
Turnover excluding VAT for the H&M Group increased by 20 per cent during the first quarter (14 per cent with comparable exchange rates) and amounted to SEK 15,071 M (12,610). Turnover including VAT was SEK 17,686 M (14,820).

The turnover increase including VAT in the month of February was 11 per cent excluding exchange rate fluctuations. In comparable stores the increase was 2 per cent. For the quarter the increase was 4 per cent in comparable stores.

H&M opened six stores during the first quarter, of which one each in Sweden, the UK, Germany, Belgium, France and Italy. Three stores were closed. The total number of stores in the Group thereby amounted to 1,196 (1,069). During the same period last year five stores opened and four closed.

Results
Gross profit amounted to SEK 8,514 M (7,167), which corresponds to a gross margin of 56.5 per cent (56.8).

After deduction of selling and administrative expenses, the operating profit amounted to SEK 2,574 M (2,204), an increase of 17 per cent. This corresponds to an operating margin of 17.1 per cent (17.5).

The operating profit for the period has been charged with depreciation according to plan amounting to SEK 408 M (336).

Group financial net interest income was SEK 106 M (105).

Group profit after financial items amounted to SEK 2,680 M (2,309), an increase of 16 per cent.

Profit after estimated tax of 32.5 (35.0) per cent was SEK 1,809 M (1,501), corresponding to earnings per share of SEK 2.19 (1.81).

Return on shareholders equity (revolving 12 months) was 37.1 per cent (33.6) and return on capital employed (revolving 12 months) was 54.0 per cent (50.7).

Comments on the Results

The profitability remained good. The gross margin of 56.5 per cent (56.8) is somewhat lower compared to last year. This depends on increased costs for reintroduced textile quotas and a slightly higher dollar exchange rate.

Increased marketing efforts have contributed to the good sales development.
The selling and administrative expenses were 37.2 per cent (37.1) of turnover excluding VAT.

The Group's tax rate for the financial year is estimated to 32.5 per cent, which is 2.5 percentage units lower than the former standard tax rate. The decrease mainly depends on lowered tax rates in a number of sales countries.

Financial Position

The Group balance sheet total increased by 16 per cent compared to the same time last year and amounted to SEK 34,206 M (29,503).

During the period, the Group generated a positive cash flow of SEK 247 M (4,081) of which SEK -790 M (3,250) depends on changed durations of investments.

The financial assets and short-term investments amounted to SEK 17,812 M (15,966).

The stock-in-trade amounted to SEK 7,073 (5,395), an increase of 31 per cent compared to the same time last year. Stock-in-trade for new stores accounted for 10 percentage units of the increase, currency translation effects accounted for 7 percentage units and increased stock-in-trade for comparable stores for 14 percentage units. The composition of the stock-in-trade is deemed to be good.

During the period SEK 249 M (359) was invested in fixed assets.

The Group's equity/assets ratio was 80.8 per cent (80.8) and the share of risk-bearing capital was 82.7 per cent (84.2).

Net worth apportioned on the outstanding 827,536,000 shares on 28 February 2006, equals to SEK 33.40 (28.82) per share.

Expansion

The Group plans to open 54 stores during the second quarter. The largest part of the expansion takes place in the USA, Germany, Spain, Holland and Poland. Two stores will be closed during the quarter. In the corresponding period last year, 57 new stores were opened and five were closed.

H&M plans establishment in Greece. The first store is expected to open in spring 2007 in Athens.

In the financial year 2005/2006 a net increase of 150 stores is planned.

Sales in March

The start of the season has been delayed due to the cold weather in March. The late spring and the fact that Easter does not occur until April have led to very weak sales mainly in Central Europe.

The Parent Company

Turnover (including internal sales) for the parent company during the period amounted to SEK 1,754 M (1,377).The estimated result before balance-sheet appropriations was SEK 1,031 M (1,889) of which dividends from subsidiaries amounted to SEK 660 M (1,681).

Accounting principles

With effect from 1 December 2005 the Group is applying International Financial Reporting Standards (IFRS). The interim report for the Group has been prepared in accordance with IAS 34: Interim Financial Reporting, which accords with the requirements set in Recommendation RR 31 of the Swedish Financial Accounting Standards Council on Interim Financial Reporting.

The accounting principles applied in this interim report are those described in the Annual Report for 2004/05 under the section Accounting principles (where applicable) as well as those in the section on Derivatives and hedge accounting below.

With effect from 1 December 2005 the parent company is applying Recommendation RR 32 (Accounting for Legal Entities) from the Swedish Financial Accounting Standards Council, which essentially means that IFRS will be applied, but with certain exceptions.

According to IFRS 1, the report is to be prepared in accordance with the IFRS standards effective on 30 November 2006. Moreover, these standards shall have been approved by the EU. The reported effects of the adoption of IFRS are therefore provisional and based on current IFRS standards and interpretations thereof, which may be changed before 30 November 2006 with subsequent consequences for the amounts reported.

Derivatives and hedge accounting

The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments. In previous years the Group has applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39, in contrast to what was stated in the Annual Report for 2004/05, Note 23: Effects of the transition to IFRS. Hedge accounting is judged to provide a more accurate picture of the Group's result. In accordance with the exemption rule in IFRS 1, the information for the comparison year has not been converted in respect of IAS 39. The effects of the adoption of IFRS on the result and shareholders' equity as stated in the Annual Report for 2004/05 are thus no longer relevant.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at their fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged entry. As of 28 February 2006 SEK 47 M is included in current receivables and current liabilities in respect of hedge accounting.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 is affected by the adoption of IFRS.

The interim report has not been audited.

The Half-Year results will be published on 21 June 2006.
The Nine-Month results will be published on 27 September 2006.
The Full-Year results will be published on 25 January 2007.
The Three-Month results will be published on 28 March 2007.
The Annual General Meeting takes place on 3 May 2007.

Stockholm 29 March, 2006

The Board of Directors

Contact persons:

Nils Vinge, IR	+46 8 796 52 50
Leif Persson, CFO	+46 8 796 13 00
Rolf Eriksen, CEO	+46 8 796 52 33
Switchboard	+46 8 796 55 00

For background information about H&M and press pictures please see www.hm.com.

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

GROUP INCOME STATEMENT
(SEK M)

	1 Dec 2005- 28 Feb 2006	1 Dec 2004- 28 Feb 2005	1 Dec 2004- 30 Nov 2005
Turnover, including VAT	17,686	14,820	71,886
Turnover, excluding VAT	15,071	12,610	61,262
Cost of goods sold	-6,557	-5,443	-25,080
GROSS PROFIT	**8,514**	**7,167**	**36,182**
Selling expenses	-5,605	-4,681	-21,801
Administrative expenses	-335	-282	-1,208
OPERATING PROFIT	**2,574**	**2,204**	**13,173**
Result from financial investments			
Interest income	107	106	384
Interest expense	-1	-1	-4
RESULTS AFTER FINANCIAL ITEMS	**2,680**	**2,309**	**13,553**
Taxes	-871	-808	-4,306
PROFIT FOR THE PERIOD	**1,809**	**1,501**	**9,247**
Profit per share, SEK	*2.19*	*1.81*	*11.17*
Number of shares 827,536,000			
Depreciation, total	408	336	1,452
of which cost of goods sold	50	36	155
of which selling expenses	339	284	1,227
of which administration expenses	19	16	70

GROUP BALANCE SHEET SUMMARY

(SEK M)

	28 Feb 2006	28 Feb 2005	30 Nov 2005
ASSETS			
Fixed assets			
Intangible Assets	293	170	250
Tangible Assets	7,393	6,452	7,619
Financial Assets	174	175	208
Total fixed assets	7,860	6,797	8,077
Current assets			
Stock-in-trade	7,073	5,395	6,841
Current receivables	1,461	1,345	1,419
Short-term investments, 3-12 months	7,140		6,350
Liquid funds	10,672	15,966	10,496
Total current assets	26,346	22,706	25,106
Total assets	**34,206**	**29,503**	**33,183**
Equity and liabilities			
Equity	27,638	23,850	25,924
Long-term liabilities*	779	1,080	775
Short-term liabilities*	5,789	4,573	6,484
Total equity and liabilities	**34,206**	**29,503**	**33,183**

* No liabilites are interest bearing

CHANGE IN EQUITY

Equity, beginning of period	25,924	22,193	22,193
Profit for the period	1,809	1,501	9,247
Dividend			-6,619
Currency translation effects, etc	-95	156	1,103
Equity, end of period	27,638	23,850	25,924

CASH FLOW ANALYSES
(SEK M)

CURRENT OPERATIONS	1 Dec 2005- 28 Feb 2006	1 Dec 2004- 28 Feb 2005
Profit after financial items*	2,680	2,309
Provisions for pensions	5	3
Depreciation	408	336
Tax paid	-1,619	-928
Cash flow generated by current operations before changes in working capital	**1,474**	**1,720**
Cash flow generated by changes in working capital		
Current receivables	-1	-114
Stock-in-trade	-252	-217
Current liabilities	32	-212
CASH FLOW FROM CURRENT OPERATIONS	**1,253**	**1,177**
INVESTMENT ACTIVITIES		
Investment in intabgible assets	-69	-76
Investment in tangible assets	-180	-283
CASH FLOW FROM INVESTMENT ACTIVITIES	**-249**	**-359**
FINANCIAL ACTIVITIES		
Financial investments, 3 - 12 months	-790	3,250
Financial fixed assets	33	13
CASH FLOW FROM FINANCIAL ACTIVITIES	**-757**	**3,263**
CASH FLOW FOR THE PERIOD	**247**	**4,081**
Liquid funds, beginning of the year (incl. short-term investments, 0-3 months)	**10,496**	**11,801**
Cash flow for the period	247	4,081
Changes in currency rates	-71	84
Liquid funds, end of the period (incl. short-term investments, 0-3 months)	10,672	15,966

* Paid interest amounts to SEK 1.0 (1.1)

FIVE YEAR SUMMARY
(SEK M)

	28 Feb 2002	28 Feb 2003	28 Feb 2004	28 Feb 2005	28 Feb 2006
Turnover including VAT	11,246	12,636	13,807	14,820	17,686
Turnover excluding VAT	9,583	10,771	11,756	12,610	15,071
Change from previous year, %	16.7	12.4	9.3	7.3	19.5
Operating profit	1,101	1,558	1,701	2,204	2,574
Operating margin, %	11.5	14.5	14.5	17.5	17.1
Depreciation for the period	271	284	308	336	408
Profit after financial items	1,180	1,689	1,788	2,309	2,680
Profit after estimated tax	767	1,098	1,162	1,501	1,809
Number of shares	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Earnings per share, SEK	0.93	1.33	1.40	1.81	2.19
Liquid funds (incl. short-term investments)	8,760	13,492	13,784	15,966	17,812
Stock-in-trade	4,587	4,368	5,130	5,395	7,073
Equity	15,801	19,999	21,520	23,850	27,638
Revolving,12 months					
Earnings per share, SEK	5.09	7.27	7.79	9.20	11.55
Net worth per share, SEK	19.09	24.17	26.00	28.82	33.40
Return on shareholders' equity, %	29.8	33.6	31.1	33.6	37.1
Return on capital employed, %	44.3	50.8	46.8	50.7	54.0
Debt/equity ratio, %	1.2	0.0	0.0	0.4	0.0
Share of risk-bearing capital, %	77.9	82.6	84.7	84.2	82.7
Equity/assets ratio, %	75.9	79.4	81.2	80.8	80.8
Interest cover	368	721	6,935	3,203	3,239
Total number of stores	776	849	948	1,069	1,196

Definition on key figures see Annual Report

TURNOVER PER COUNTRY AND NUMBER OF STORES

1 December 2005 - 28 February 2006

SEK M	Turnover 2006 Incl. VAT	Turnover 2005 Incl. VAT	Change SEK %	Change local currency %	No of stores 28 February 2006	Change since 1 December 2005
Sweden	1,520	1,387	10	10	122	-2
Norway	1,165	1,047	11	1	78	
Denmark	765	660	16	12	56	
United Kingdom	1,488	1,241	20	13	103	1
Switzerland	889	824	8	5	52	
Germany	4,548	4,080	11	7	289	1
Netherlands	1,041	845	23	18	73	
Belgium	645	539	20	15	49	1
Austria	969	907	7	2	52	
Luxembourg	70	64	9	5	7	
Finland	466	382	22	17	27	
France	1,331	1,061	25	20	72	1
USA	1,061	741	43	23	91	
Spain	819	565	45	39	50	
Poland	226	142	59	44	27	
Czech Republic	102	59	73	56	12	
Portugal	93	59	58	50	7	
Italy	185	75	147	137	11	1
Canada	165	97	70	39	11	
Slovenia	60	45	33	27	2	
Ireland	72				4	
Hungary	6	0			1	
Total	17,686	14,820	19	14	1,196	3

REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments these will be divided into three geographical regions: the Nordic region, the Euro zone countries excluding Finland and the Rest of the world. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

	1 Dec 2005- 28 Feb 2006	1 Dec 2004- 28 Feb 2005	1 Dec 2004- 30 Nov 2005
Nordic countries			
Net turnover	3,145	2,791	12,556
Operating profit	654	470	3,020
Operating margin, %	20.8	16.8	24.1
Euro zone countries excl Finland			
Net turnover	8,316	6,977	34,197
Operating profit	1,575	1,448	7,854
Operating margin, %	18.9	20.8	23.0
Rest of the world			
Net turnover	3,610	2,842	14,509
Operating profit	345	286	2,299
Operating margin, %	9.6	10.1	15.8
Total			
Net turnover	15,071	12,610	61,262
Operating profit	2,574	2,204	13,173
Operating margin, %	17.1	17.5	21.5

H&M

H & M HENNES & MAURITZ AB

FULL YEAR RESULTS

1 December 2004 to 30 November 2005

- **Group turnover excluding VAT for the financial year amounted to SEK 61,262 M (53,695), an increase of 14 per cent compared to last year. With comparable exchange rates, the increase was 13 per cent.**

- **Profit after financial items was SEK 13,553 M (11,005). Group profit after tax amounted to SEK 9,247 M (7,275) corresponding to SEK 11.17 (8.79) per share, an increase of 27 per cent.**

- **Turnover excluding VAT for the fourth quarter increased by 13 per cent (with comparable exchange rates 9 per cent) and amounted to SEK 18,009 M (15,874).**

- **Profit after financial items for the fourth quarter amounted to SEK 4,297 M (4,056), an increase of 6 per cent.**

- **For the financial year 2005/2006 a net contribution of 150 new stores is planned.**

- **H&M starts franchising operations in the Middle East.**

- **The Group is preparing a large scale expansion within online and catalogue sales. The Netherlands will be the first country for the expansion, autumn 2006.**

- **The Board of Directors proposes a dividend of SEK 9.50 (8.00) per share.**

- **Sales in December increased by 14 per cent. The sales increase in comparable stores was four per cent.**

Turnover

Turnover excluding VAT for the H&M Group increased during the past financial year by 14 per cent (with comparable exchange rates 13 per cent) compared with last year and amounted to SEK 61,262.2 M (53,695.0). Turnover including VAT was SEK 71,885.8 M (62,985.9).

Turnover excluding VAT in the fourth quarter was SEK 18,009.4 M (15,874.4), an increase of 13 per cent (with comparable exchange rates 9 per cent). In the fourth quarter sales including VAT were SEK 21,101.2 M (18,619.4).

145 stores were opened during the year; 23 in Germany, 16 in the USA, twelve each in the United Kingdom and Poland, ten in Spain, eight each in Norway and the Netherlands, seven each in France and Italy, five each in Sweden, Denmark, Switzerland, Belgium, the Czech Republic and Canada, four in Ireland, three in Finland, two each in Austria and Portugal and finally one in Hungary. 20 stores were closed. Of the net increase of 125 stores, 69 opened and ten closed during the fourth quarter. The total number of H&M stores thereby amounted to 1,193 (1,068) as of 30 November 2005.

Profits for the full year

Gross profit for the financial year amounted to SEK 36,181.5 M (30,718.0), which corresponds to 59.1 per cent (57.2) of sales.

After deduction of selling and administrative expenses, the operating profit was SEK 13,172.9 M (10,667.3). This corresponds to an operating margin of 21.5 per cent (19.9).

Operating profit has been charged with depreciation of SEK 1,451.6 M (1,232.2).

Group financial net interest income amounted to SEK 379.9 M (338.0).

Profit after financial items was SEK 13,552.8 M (11,005.3), an increase of 23 per cent.

After deduction of taxes of SEK 4,306.3 M (3,730.5), profit for the year amounted to SEK 9,246.5 M (7,274.8).The result achieved corresponds to earnings per share of SEK 11.17 (8.79), an increase of 27 per cent.

The profit of the year gives a return on shareholders' equity of 38.4 per cent (34.4) and a return on capital employed of 56.3 per cent (51.9).

The results for the financial year have been positively affected by currency translation effects of SEK 168 M compared to the same period last year. Translation effects arise when the results of the foreign subsidiaries are translated into SEK in order to be consolidated into the H&M Group accounts.

Results for the fourth quarter

Gross profit for the fourth quarter amounted to SEK 10,802.9 M (9,508.9) corresponding to a gross margin of 60.0 per cent (59.9).

In the fourth quarter the operating profit was SEK 4,205.4 M (3,965.9), corresponding to an operating margin of 23.4 per cent (25.0).

Profit after financial items for the fourth quarter amounted to SEK 4,297.1 M (4,056.3), an increase of 6 per cent.

Comments on the full year results

The Group improved the operating profit in all markets compared to last year.
The gross margin amounted to 59.1 per cent (57.2) and the operating margin to 21.5 per cent (19.9).

During the year, H&M opened stores in two new markets; Ireland and Hungary. At the end of the year, there were four stores in Ireland and one store in Hungary. The operations in both countries have developed very well.

In November H&M opened its first two stores in San Francisco on the West Coast of the USA. Sales in the two stores have widely surpassed expectations.

The lower tax rate 31.8 per cent compared to 33.9 per cent last year is above all due to lowered tax rates in Austria, the Netherlands, Denmark and Finland. An increased proportion of the Group's results also consist of profits from several new markets with tax rates considerably lower than the Group average.

Comments on the fourth quarter

The somewhat weaker sales development during the beginning of the quarter led to increase of resources allocated to marketing. This in conjunction with among other things increased depreciation contributed to an operating expense increase of 1.7 percentage units as part of turnover.

The gross margin of 60.0 per cent (59.9) is considered as very satisfactory.
As previous notified, reintroduced export regulations for China have increased the costs of goods sold in comparison to the previous quarters of the year. The price reduction level during the quarter was at the same level as the same period last year.

Financial position

The Group balance sheet increased by 18 per cent and was on 30 November 2005 SEK 33,183.2 M (28,127.3).

During the financial year, the H&M Group generated a positive cash flow from running operations of SEK 10,135.0 M (8,568.3). SEK 2,453.0 M (1,588.5) was invested through net acquisitions of fixed assets.

Cash flow for the year amounted to SEK -2,031.1 M (-1,262.2). Cash flow has been affected by dividends of SEK 6,620.3 M (4,965.2) and by financial investments of 3,100.0 (3,250.0), i.e. bank deposits with original durations between three and seven months.

The financial assets amounted to SEK 16,845.9 M (15,051.3).

Stock-in-trade increased by 33 per cent and amounted to SEK 6,840.7 M (5,141.6). The increase is due to currency translation effects, stock for new stores and increased stock-in-trade in comparable stores. The higher stock level is estimated to not affect the reduction level negatively in the coming quarter. Stock-in-trade equals 11.2 per cent (9.6) of turnover and 20.6 per cent (18.3) of total assets.

The Group's debt ratio was 78.1 per cent (79.0). The share of risk-bearing capital was 80.2 per cent (82.5).

The Group's equity was on 30 November 2005 SEK 25,923.8 M (22,209.0), which apportioned on the 827,536,000 outstanding shares equals to SEK 31.33 (SEK 26.84) per share.

Expansion

H&M's goal is to increase the number of new stores by 10-15 per cent every year and at the same time increase sales in existing stores.

During the financial year of 2005/2006, the Group plans a net increase of around 150 stores. The main part of the expansion is planned to take place in the USA, Spain, Germany, the United Kingdom, France, and Canada.

H&M has signed an agreement with M.H. Alshaya Co. as franchise holder in the Middle East. This company will be given the right to establish H&M stores in several markets. The first stores will be opened in Kuwait and Dubai during the autumn of 2006. H&M intends to expand this co-operation to other countries in the Middle East.

H&M has signed a rental agreement for the first store in Bratislava, Slovakia. The store is planned to open in spring 2007.

The H&M Group is preparing a large scale expansion within online and catalogue sales. The aim is, as a complement to the stores, to offer online and catalogue sales in our current markets. The Netherlands will be the first country outside the Nordic region, which will start with online sales in the autumn of 2006.

Employees

The average number of employees in the Group was 34,614 (31,701), of which 3,872 (3,731) in Sweden.

Adjustment to IFRS

During the year, the Group continued its work on bringing its accounts in line with the new IFRS rules (International Financial Reporting Standards), which in H&M's case will be applied for the first time in the 2005/06 financial year. For further information see pages 14 to 15 in this report.

The Parent Company

The parent company's profit after financial items amounted to SEK 8,733.5 M (8,692.8). Adjusted for dividend revenue from subsidiaries, the result was SEK 1,698.9 (1,287.0).
This year's profit after dispositions and tax amounted to SEK 9,034.7 M (8,119.9).

December 2005

The H&M Group turnover (with comparable exchange rates) increased in December 2005 by 14 per cent compared to the corresponding period last year. The sales increase in comparable stores amounted to four per cent.

Dividend proposal

H&M's goals in financial terms is to continue to enjoy healthy growth as well as to be ready to exploit future business opportunities. It is essential that expansion, as in the past, continues with the same high degree of financial strength and continued freedom to act.

Dividends should equal around half of the profit after taxes. In addition, the Board of Directors may propose that the calculated surplus liquidity also can be distributed.

For this reason, the Board of Directors will propose to the Annual General Meeting a dividend of SEK 9:50 per share (previous year dividend of SEK 8.00 per share).

Annual General Meeting

The shareholders' meeting will be held on Wednesday 3 May 2006, at 3 pm at Stockholmsmässan in Stockholm (Victoriahallen).

Annual Report for 2005

In the Annual Report for 2005, the Corporate Governance Report and the Report on Internal Control regarding the financial reporting will be included. The Annual Report is estimated to be published and distributed to shareholders during week 12, 2006. The annual report will be possible to download and order at www.hm.com.

Reports

The H&M Group plans to publish the following financial reports during 2006:

Three Months results, 1 December 2005 - 28 February 2006	29 March
Half Year results, 1 December 2005 - 31 May 2006	21 June
Nine Months results, 1 December 2005 - 31 August 2006	27 September

Monthly sales figures will as previously be published on the 15th the following month. When the 15th occurs on a weekend, the sales figures will then be published on the following weekday.

Stockholm, 26 January 2006

The Board of Directors

Contact persons:

Nils Vinge, IR	+46-8-796 5250
Leif Persson, CFO	+46-8-796 1300
Rolf Eriksen, CEO	+46-8-796 5233
Switchboard	+46-8-796 5500

For background information about H&M and press pictures please see www.hm.com.

GROUP INCOME STATEMENT
(SEK M)

	1 December 2004-30 November 2005	1 December 2003-30 November 2004	1 September 2005-30 November 2005	1 September 2004-30 November 2004
Turnover, including VAT	71,885.8	62,985.9	21,101.2	18,619.4
Turnover, excluding VAT	61,262.2	53,695.0	18,009.4	15,874.4
Costs of goods sold	-25,080.7	-22,977.0	-7,206.5	-6,365.5
GROSS PROFIT	36,181.5	30,718.0	10,802.9	9,508.9
Selling expenses	-21,800.6	-18,927.7	-6,273.0	-5,238.4
Administrative expenses	-1,208.0	-1,123.0	-324.5	-304.6
OPERATING PROFIT	13,172.9	10,667.3	4,205.4	3,965.9
Result from financial investments				
Interest income	384.2	341.2	93.4	91.6
Interest expense	-4.3	-3.2	-1.7	-1.2
PROFIT AFTER FINANCIAL ITEMS	13,552.8	11,005.3	4,297.1	4,056.3
Taxes	-4,306.3	-3,730.5	-1,066.8	-1,298.3
PROFIT FOR THE YEAR	9,246.5	7,274.8	3,230.3	2,758.0
Profit per share, SEK	11.17	8.79	3.90	3.33
Number of shares: 827,536,000				
Depreciation, total	1,451.6	1,232.2	393.1	284.9
of which cost of goods sold	155.0	134.3	42.2	30.1
of which selling expenses	1,226.5	1,038.2	331.7	240.9
of which administration expenses	70.1	59.7	19.2	13.9

GROUP BALANCE SHEET SUMMARY

(SEK M)

	30 November 2005	30 November 2004
ASSETS		
Fixed assets		
Intangible assets	250.1	101.4
Tangible assets	7,618.9	6,429.2
Financial assets	208.5	181.0
Total fixed assets	8,077.5	6,711.6
Current assets		
Stock-in-trade	6,840.7	5,141.6
Current receivables	1,419.1	1,222.8
Liquid funds	16,845.9	15,051.3
Total current assets	25,105.7	21,415.7
TOTAL ASSETS	33,183.2	28,127.3

GROUP BALANCE SHEET SUMMARY

(SEK M)

	30 November 2005	30 November 2004
EQUITY AND LIABILITIES		
Equity	25,923.8	22,209.0
Provisions	774.8	1,033.2
Short-term liabilities	6,484.6	4,885.1
TOTAL EQUITY AND LIABILITIES	33,183.2	28,127.3
CHANGE IN EQUITY		
Equity, beginning of period	22,209.0	20,096.7
Effect of change in accounting principle*	-15.6	
Opening balance of shareholders' equity adjusted in accordance with new principle	22,193.4	20,096.7
Profit for the period	9,246.5	7,274.8
Dividend	-6,620.3	-4,965.2
Return of dividend	0.9	0.7
Currency translation effects, etc	1,103.3	-198.0
Equity, end of period	25,923.8	22,209.0

* Non recurring effect on introduction of the new accounting redommendation RR 29, Employee benefits. This has resulted in a non-recurring cost of SEK 15.6 M after tax that has been reported as an adjustment to the opening balance of shareholders' equity for 2004/05 (but has had no effect on earnings and cash flow)

GROUP CASH FLOW ANALYSES

(SEK M)

	1 December 2004- 30 November 2005	1 December 2003- 30 November 2004
Current operations		
Profit after financial items *	13,552.8	11,005.3
Provisions for pensions	18.4	5.6
Depreciation	1,451.6	1,232.2
Tax paid	-3,796.3	-3,899.6
Cash flow generated by current operations before changes in working capital	**11,226.5**	**8,343.5**
Cash flow generated by changes in working capital		
Current receivables	-116.9	-157.0
Stock-in-trade	-1,364.9	-141.2
Current liabilities	390.3	523.0
CASH FLOW GENERATED BY CURRENT OPERATIONS	**10,135.0**	**8,568.3**
Investment activities		
Investments in intangible assets	-177.5	-14.1
Investments in tangible assets	-2,275.5	-1,574.4
CASH FLOW FROM INVESTMENT ACTIVITIES	**-2,453.0**	**-1,588.5**
Financial activities		
Financial investments, 3-12 months	-3,100.0	-3,250.0
Long-term receivables	6.3	-27.5
Dividend	-6,620.3	-4,965.2
Return on dividend	0.9	0.7
CASH FLOW FROM FINANCIAL ACTIVITIES	**-9,713.1**	**-8,242.0**
CASH FLOW FOR THE YEAR	**-2,031.1**	**-1,262.2**
Liquid funds, beginning of the period (including short-term investments, 0-3 months)	**11,801.3**	**13,193.5**
Cash flow for the year	-2,031.1	-1,262.2
Changes in currency rates	725.7	-130.0
Liquid funds, by the end of the year (including short-term investments, 0-3 months)	**10,495.9**	**11,801.3**

* Paid interest amounts to SEK 5.0 M (3.7)

FIVE YEAR SUMMARY
(SEK M)

	2000/2001	2001/2002	2002/2003	2003/2004	2004/2005
Turnover including VAT	46,528.2	53,331.7	56,550.0	62,985.9	71,885.8
Turnover excluding VAT	39,698.8	45,522.3	48,237.7	53,695.0	61,262.2
Change from previous year, %	30	15	6	11	14
Operating profit	5,477.8	8,259.1	9,223.0	10,667.3	13,172.9
Operating margin, %	13.8	18.1	19.1	19.9	21.5
Depreciation for the year	900.1	1,050.6	1,125.6	1,232.2	1,451.6
Profit after financial items	5,734.0	8,628.9	9,608.7	11,005.3	13,552.8
Profit for the year	3,816.4	5,686.8	6,385.9	7,274.8	9,246.5
Number of shares	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Profit per share, SEK	4.61	6.87	7.72	8.79	11.17
Liquid funds (including short-term investments)	8,530.9	13,479.6	13,193.5	15,051.3	16,845.9
Stock-in-trade	4,332.4	4,192.5	5,050.1	5,141.6	6,840.7
Restricted equity, SEK M	2,475.4	2,463.3	2,618.2	2,745.4	2,091.6
Non-restricted equity, SEK M	12,956.2	16,624.4	17,478.5	19,463.6	23,832.2
Net worth per share, SEK	18.65	23.07	24.28	26.84	31.33
Return on shareholders' equity, %	27.9	32.9	32.6	34.4	38.4
Return on capital employed, %	41.6	49.7	48.9	51.9	56.3
Debt/equity ratio, %	1.2	0.4	0.2	0.2	0.0
Share of risk-bearing capital, %	77.8	79.0	81.6	82.5	80.2
Solidity, %	75.6	75.7	78.0	79.0	78.1
Interest cover, %	304.4	654.7	3,432.7	3,440.2	3,152.8
Number of stores	771	844	945	1,068	1,193
Average number of employees	22,944	25,674	28,409	31,701	34,614

Definition on key figures see Annual Report

TURNOVER PER COUNTRY AND NUMBER OF STORES

1 December 2004 - 30 November 2005

SEK M	Turnover 2005 Incl. VAT	Turnover 2004 Incl. VAT	Change SEK %	Change local currency %	No. of stores 30 November 2005	Change since 1 December 2004
Sweden	6,190	5,883	5	5	124	0
Norway	4,641	4,124	13	7	78	3
Denmark	3,000	2,726	10	9	56	3
United Kingdom	6,139	5,602	10	9	102	11
Switzerland	3,872	3,644	6	5	52	5
Germany	19,574	17,693	11	9	288	19
Netherlands	4,346	3,939	10	9	73	7
Belgium	2,521	2,201	15	13	48	4
Austria	4,279	4,159	3	2	52	1
Luxembourg	300	282	6	5	7	0
Finland	1,792	1,548	16	14	27	3
France	5,228	4,436	18	16	71	7
USA	4,033	3,423	18	19	91	16
Spain	2,894	1,954	48	46	50	10
Poland	787	462	70	49	27	12
Czech Republic	362	196	85	71	12	5
Portugal	307	225	36	34	7	2
Italy	598	237	152	149	10	7
Canada	619	192	222	201	11	5
Slovenia	259	60	332	329	2	0
Ireland	134				4	4
Hungary	11				1	1
Total	71,886	62,986	14	13	1,193	125

TURNOVER PER COUNTRY AND NUMBER OF STORES

1 September 2005 - 30 November 2005

SEK M	Turnover 2005 Incl. VAT	Turnover 2004 Incl. VAT	Change SEK %	Change local currency %	No. of stores 30 November 2005	Change since 1 September 2005
Sweden	1,740	1,705	2	2	124	1
Norway	1,320	1,197	10	1	78	2
Denmark	878	792	11	7	56	1
United Kingdom	1,914	1,606	19	14	102	6
Switzerland	1,107	1,044	6	3	52	3
Germany	5,491	5,204	6	1	288	6
Netherlands	1,324	1,191	11	7	73	3
Belgium	721	611	18	13	48	2
Austria	1,230	1,232	0	-4	52	1
Luxembourg	86	78	10	6	7	0
Finland	495	462	7	3	27	3
France	1,585	1,335	19	14	71	2
USA	1,259	991	27	17	91	11
Spain	891	594	50	44	50	3
Poland	261	164	59	39	27	5
Czech Republic	115	73	58	42	12	1
Portugal	96	64	50	43	7	1
Italy	227	93	144	138	10	1
Canada	204	127	61	40	11	3
Slovenia	83	56	48	46	2	0
Ireland	63				4	3
Hungary	11				1	1
Total	21,101	18,619	13	9	1,193	59

REPORTING PER REGION (SEK M)

	1/12 2004-30/11 2005	1/12 2003-30/11 2004	1/9 2005-30/11 2005	1/9 2004-30/11 2004
Nordic countries				
Net turnover	12,556	11,495	3,568	3,352
Operating profit	3,020	2,202	826	718
Operating margin, %	24.1	19.2	23.2	21.4
Assets	13,482	10,382		
Liabilities	1,744	1,384		
Investments	229	225		
Depreciation	204	187		
Euro zone countries excl. Finland				
Net turnover	34,197	29,907	9,965	8,856
Operating profit	7,854	6,625	2,417	2,425
Operating margin, %	23.0	22.2	24.3	27.4
Assets	12,645	11,450		
Liabilities	1,918	1,831		
Investments	1,282	857		
Depreciation	728	608		
Rest of the world				
Net turnover	14,509	12,293	4,476	3,666
Operating profit	2,299	1,840	962	823
Operating margin, %	15.8	15.0	21.5	22.4
Assets	6,997	6,260		
Liabilities	1,181	933		
Investments	942	507		
Depreciation	520	437		
Total				
Net turnover	61,262	53,695	18,009	15,874
Operating profit	13,173	10,667	4,205	3,966
Operating margin, %	21.5	19.9	23.3	25.0
Assets, excl. outstanding tax	33,124	28,092		
Liabilities, excl. tax liabilites and equity	4,843	4,148		
Investments	2,453	1,589		
Depreciation	1,452	1,232		

REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments, these will be divided into three regions: the Nordic region, the Euro zone countries excluding Finland and the Rest of the world. There is no internal dividing into different lines of business and hence reporting in secondary segments is not relevant.

Effects of the transition to IFRS

The Group's financial reporting for 2005/06 will be done in accordance with IFRS and the figures for the comparative year, 2004/05, will be restated. The rules concerning introduction and restatement are outlined in IFRS 1, First-time Adoption of International Financial Reporting Standards.

According to IFRS 1, the financial reports shall be prepared according to the IFRS standards that are in effect on 30 November 2006. Additionally, these standards must have been approved by the EU. The effects of the transition to IFRS as explained below are therefore preliminary and based on the IFRS standards in force at this time and interpretations thereof. These may be adjusted in the period up to 30 November 2006 and this will have an impact on the reported amounts. IFRS 1 is based on the principle that all standards will be applied retroactively, but contains a number of exceptions to this rule. In line with IFRS 1, H&M has decided against restating the acquisition of subsidiaries that took place before 1 December 2004 according to IFRS 3 and to state the accumulated exchange differences as 0 as of 1 December 2004 (see below).

Financial instruments and hedge accounting

The effect on H&M's financial reporting of the transition to IFRS is limited to IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement. H&M has decided to apply IAS 32 and IAS 39 from the 2004/05 financial year and the comparative figures for 2004/05 have been restated. The difference between the recorded values according to IAS 39 and according to the principles previously applied will be recognised directly in equity in the balance sheet as of 1 December 2004.

IAS 39 requires that financial assets and financial liabilities be classified in different categories and then be recognised and valued according to the principles that apply for the respective category.

Liquid assets and short-term investments have been classified as assets where they have been recognised at fair value and where the change in value is recognised in the income statement.

The Group's policy is to hold derivatives for hedging purposes only. Derivatives held for this purpose are forward exchange contracts used in cash-flow hedging. Previously such derivatives were reported off the balance sheet, applying deferred hedge accounting. Derivative gains and losses have been reported at the time that the hedged transaction occurred. According to IAS 39, all derivatives are to be recognized at fair value. Since the Group does not meet the criteria for hedge accounting according to IAS, in the future the change in value will be recorded in the income statement on an ongoing basis. Accordingly, H&M's reported profit will exhibit greater volatility.

Summary of the effects of the transition to IFRS

	04/05
Profit according to the accounting principles applied	9,246
Effect of transition to IFRS:	
Financial instruments, IAS 39 (derivatives at fair value)	313
Deferred tax	-88
Profit according to IFRS, preliminary calculation	9,471

	2005	2004
Equity according to accounting principles applied, 30 November	25,924	22,209
Effect of change in accounting principle RR 29	-	-16
Equity according to accounting principles applied, 1 December	-	22,193
Effect of transition to IFRS:		
Financial instruments, IAS 39 (derivatives at fair value)	120	-193
Deferred tax	-34	54
Equity on 30 November according to IFRS, preliminary calculation	26,010	22,054

Effect on profit before tax, assets, liabilities

The Group's 2004/05 profit before tax is SEK 313 M higher according to IFRS than with the accounting principles applied due to the fact that derivatives are recognised at fair value.

The Group's assets and liabilities as of 30 November 2005 are only marginally affected by the introduction of IFRS.

Accumulated exchange differences
Exchange differences relating to investments in foreign operations shall, according to IAS 21 The Effects of Changes in Foreign Exchange Rates, be recognised as a separate component of equity. When foreign operations are disposed of, the accumulated exchange differences are to be recognised as part of the profit from the disposals. H&M has decided to state the accumulated exchange differences at zero as of 1 December 2004 according to the transition provisions in IFRS 1. Previously reported exchange differences are assigned to other equity in the opening balance sheet as of 1 December 2004.

Other IFRS standards
Following a review of all of the accounting principles, it has been determined that the effects of the other standards on the Group's assets and profit are not of any material significance.

H&M

HALF-YEAR REPORT

1 December 2004 - 31 May 2005

- **Turnover for the H&M Group excluding VAT amounted to SEK 28,095 M (24,981), an increase of 12 per cent. With comparable currency rates, the increase was 13 per cent.**

- **Profit after financial items for the half-year was SEK 5,931 M (4,497), an increase of 32 per cent. Group profit after estimated tax was SEK 3,855 M (2,923), corresponding to SEK 4.66 (3.53) per share.**

- **Turnover for the second quarter excluding VAT amounted to SEK 15,486 M (13,225), an increase of 17 per cent compared with previous year. With comparable currency rates the increase was 18 per cent.**

- **Profit after financial items for the second quarter was SEK 3,623 M (SEK 2,709), an increase of 34 per cent.**

- **Well received collections have contributed to the Group's best operating margin in a second quarter.**

- **The increase in turnover for the month of May was 18 per cent with comparable currency rates.**

Turnover

Turnover excluding VAT for the H&M Group increased by 12 per cent in the first six months (with comparable currency rates,13 per cent) and amounted to SEK 28,095.3 M (24,981.1). Turnover including VAT was SEK 32,979.9 M (29,304.2).

Turnover excluding VAT for the second quarter increased by 17 per cent (with comparable currency rates, 18 per cent) and amounted to SEK 15,485.6 M (13,225.0). Turnover including VAT was SEK 18,160.0 M (15,497.2).

The turnover increase for the month of May was 18 per cent with comparable currency rates.

During the first six months, the Group opened 62 stores; thirteen in Germany, seven in Poland, five in the UK, four each in the Netherlands, France, Spain, the Czech Republic and Italy, three each in Sweden, Norway and the USA, two each in Switzerland, Belgium and Canada and finally one each in Portugal and Ireland. Nine stores have been closed. The total number of stores in the Group thus amounts to 1,121 (994).

Results for the first half-year

Gross profit for the first six months amounted to SEK 16,469.3 M (14,033.9), which corresponds to 58.6 per cent (56.2) of sales.

After deduction of selling and administrative expenses, operating profit was SEK 5,729.8 M (4,323.6). The result corresponds to an operating margin of 20.4 per cent (17.3).

Operating profit for the period has been charged with depreciations according to plan amounting to SEK 689.4 M (625.3).

Group financial net interest income during the first six months was SEK 201.5 M (173.2).

Profit after financial items reached SEK 5,931.3 M (4,496.8), an increase of 32 per cent.

Profit for the Group after comprehensive tax allocation (35 per cent) for the first six months was SEK 3,855.3 M (2,922.9), corresponding to earnings per share of SEK 4.66 (3.53).

Return on shareholders' equity (revolving 12 months) was 43.1 per cent (37.6) and return on capital employed (revolving 12 months) was 65.3 per cent (56.5).

The result of the six months period has been negatively affected by currency translation effects of about SEK 30 M compared to the same period last year. Translation effects arise when the foreign subsidiaries results are converted into SEK in order to be consolidated in the Group accounts.

Results for the second quarter

Gross profit amounted to SEK 9,302.6 M (7,722.5) which corresponds to a gross margin of 60.1 per cent (58.4).

Operating profit was SEK 3,525.6 M (2,623.0) corresponding to an operating margin of 22.8 per cent (19.8).

Profit after financial items was SEK 3,622.6 M (2,709.0) an increase of 34 per cent.

Comments on the second quarter

Well received collections during the quarter have resulted in an increase in turnover of 18 per cent. The cost control has at the same time continued to work well. The achieved operating margin of 22.8 per cent is the highest operating margin that H&M has ever achieved during a second quarter.

During the quarter, it has been possible for H&M to continue to lower prices on comparable items. At the same time, the quality level as well as the assortment mix on large parts of the collection have improved, which have had a positive impact on the turnover.

The strengthening of the gross margin by 1.7 percentage units to 60.1 per cent (compared to the same period last year) has been possible due to lower quota costs, lower dollar rate and also lower price reductions which is a result of better collections and a well balanced stock-in-trade.

Liquidity and financing

Group balance sheet total increased by 11 per cent and was SEK 25,683.2 M (23,142.7).

During the period, the Group generated a positive cash flow of SEK 264.6 M (-2,597.0). Cash flow has been affected by dividends of SEK -6,619.4 M (-4,965.2) and by SEK +3,250.0 M (-) which is a reclassification of short-term investments.

Financial assets amounted to SEK 12,352.3 M (10,718.1).

The stock-in-trade amounted to SEK 4.925,1 M (4.869,1), an increase of 1 percent. Stock-in-trade in relation to turnover excluding VAT was 8,6 per cent (9,7) and 19,2 per cent (21,0) in relation to total assets. The size and range of the stock-in-trade is considered as very satisfactory.

Investments in fixed assets during the half-year amounted to SEK 909.0 M (626.0).

The equity/assets ratio corresponded to 77 per cent (79) and the share of risk-bearing capital was 81 per cent (83).

Net worth apportioned on the outstanding 827,536,000 shares on 31 May 2005 corresponded to SEK 23.96 (22.07).

Expansion

During the remaining part of the fiscal year, 85-90 stores are estimated to open mainly in the US, Germany, the UK, Spain and Poland. Eleven stores are planned to close. During the corresponding period last year, 80 new stores were opened and six were closed.

Taxes

A tax rate of 35 per cent is used, as before, during the first three quarters, and the final tax is calculated in the fourth quarter.

The Parent Company

The parent company, reached a turnover (including inter-company sales) during the period of SEK 3,332.1 M (3,138.4) with an estimated taxable profit of SEK 6,100.0 M (6,709.7), of which SEK 5,517.4 M (6,254.0) was dividend from subsidiaries.

Accounting principles

This interim report has been prepared in accordance with the recommendation issued by the Swedish Financial Accounting Standard Council regarding interim reporting (RR20). The accounting principles used have been described in the latest annual report.

This half-year report has not been audited.

A report for the first nine months results will be published on 28 September 2005.
A report for the fiscal year 2004/2005 will be published on 26 January 2006.

Stockholm 21 June 2005

The Board of Directors

Contact persons:

Carl-Henric Enhörning, IR	+46 8 796 54 10
Leif Persson, CFO	+46 8 796 13 00
Rolf Eriksen, CEO	+46 8 796 52 33
Switchboard	+46 8 796 55 00

Information about H&M and press photographs are available at www.hm.com

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

GROUP INCOME STATEMENT
(SEK m)

	1 December 2004-31 May 2005	1 December 2003-31 May 2004	1 March 2005-31 May 2005	1 March 2004-31 May 2004	1 December 2003-30 November 2004
Turnover, including value added tax	32,979.9	29,304.2	18,160.0	15,497.2	62,985.9
Turnover, excluding value added tax	28,095.3	24,981.1	15,485.6	13,225.0	53,695.0
Costs of goods sold	-11,626.0	-10,947.2	-6,183.0	-5,502.5	-22,977.0
GROSS PROFIT	**16,469.3**	**14,033.9**	**9,302.6**	**7,722.5**	**30,718.0**
Selling expenses	-10,137.6	-9,161.1	-5,457.0	-4,807.8	-18,927.7
Administrative expenses	-601.9	-549.2	-320.0	-291.7	-1,123.0
OPERATING PROFIT	**5,729.8**	**4,323.6**	**3,525.6**	**2,623.0**	**10,667.3**
Result from financial investments					
Interest income	203.0	174.1	97.6	86.4	341.2
Interest expense	-1.5	-0.9	-0.6	-0.4	-3.2
PROFIT AFTER FINANCIAL INVESTMENTS	**5,931.3**	**4,496.8**	**3,622.6**	**2,709.0**	**11,005.3**
Tax	-2,076.0	-1,573.9	-1,268.0	-948.2	-3,730.5
PROFIT FOR THE YEAR	**3,855.3**	**2,922.9**	**2,354.6**	**1,760.8**	**7,274.8**
Profit per share, SEK	4.66	3.53	2.85	2.13	8.79
Number of shares 827,536,000					
Depreciation, total	689.4	625.3	353.4	317.6	1,232.2
of which cost of goods sold	73.7	68.8	37.9	35.0	134.3
of which selling expenses	582.5	526.2	298.4	267.2	1,038.2
of which administration expenses	33.2	30.3	17.1	15.4	59.7

GROUP BALANCE SHEET
(SEK m)

	31 May 2005	31 May 2004	30 November 2004
ASSETS			
Fixed assets			
Intangible assets	195.3	103.0	101.4
Tangible assets	6,783.3	6,161.1	6,429.2
Financial assets	194.9	219.7	181.0
Total fixed assets	**7,173.5**	**6,483.8**	**6,711.6**
Current assets			
Stock-in-trade	4,925.1	4,869.1	5,141.6
current receivables	1,232.3	1,071.7	1,222.8
Liquid funds	12,352.3	10,718.1	15,051.3
Total current assets	**18,509.7**	**16,658.9**	**21,415.7**
TOTAL ASSETS	**25,683.2**	**23,142.7**	**28,127.3**
EQUITY AND LIABILITIES			
Equity	19,826.4	18,265.5	22,209.0
Provisions	1,086.0	931.2	1,033.2
Short-term liabilities	4,770.8	3,946.0	4,885.1
TOTAL EQUITY AND LIABILITIES	**25,683.2**	**23,142.7**	**28,127.3**
Change in equity			
Equity, beginning of period	22,209.0	20,096.7	20,096.7
Effect of change in accounting principle*	-15.6		
Opening balance of shareholders' equity adjusted in accordance with new principle	22,193.4	20,096.7	20,096.7
Profit for the period	3,855.3	2,922.9	7,274.8
Dividend	-6,620.3	-4,965.2	-4,965.2
Return of dividend	0.9		
Currency translation effects, etc	397.1	211.1	-197.3
Equity, end of period	19,826.4	18,265.5	22,209.0

* Non recurring effect on introduction of the new accounting recommendation RR29, Employee benefits.This has resulted in a nonc-recurring cost of SEK 15.6 m after tax that has been reported as an adjustment to the opening balance of shareholders' equity for 2004/2005 (but has had no effect on eamings and cash flow).

CASH FLOW ANALYSES
(SEK m)

	1 December 2004-31 May 2005	1 December 2003-31 May 2004
CURRENT OPERATIONS		
Profit after financial items *	5,931.3	4,496.8
Provisions for pensions	6.6	-
Depreciation	689.4	625.3
Tax paid	-1,918.3	-2,177.7
Cash flow generated by current operations before changes in working capital	**4,709.0**	**2,944.4**
Cash flow generated by changes in working capital		
Current receivables	12.5	16.0
Stock-in-trade	309.0	234.0
Current liabilities	-354.0	-212.1
CASH FLOW GENERATED BY CURRENT OPERATIONS	**4,676.5**	**2,982.3**
Investment activities		
Investment in intangible assets	-110.2	-2.0
Investment in tangible assets	-927.7	-569.2
CASH FLOW FROM INVESTMENT ACTIVITIES	**-1,037.9**	**-571.2**
Financial activities		
Financial investments, 3-6 months	3,250.0	-
Long-term receivables	-4.6	-42.9
Dividend	-6,620.3	-4,965.2
Return on dividend	0.9	-
CASH FLOW FROM FINANCIAL ACTIVITIES	**-3,374.0**	**-5,008.1**
CASH FLOW FOR THE PERIOD	**264.6**	**-2,597.0**
Liquid funds, beginning of the period	**11,801.3**	**13,193.5**
Cash flow for the period	**264.6**	**-2,597.0**
Changes in currency rates	286.4	121.6
Liquid funds (incl. short-term investments, 0-3 months)	12,352.3	10,718.1

* Paid interest amounts to SEK 1,1 m (0,6)

FIVE YEARS SUMMARY
(SEK m)

Six months

	2001-05-31	2002-05-31	2003-05-31	2004-05-31	2005-05-31
Turnover including VAT	21,391.3	24,705.5	27,025.2	29,304.2	32,979.9
Turnover excluding VAT	18,249.8	21,075.3	23,069.5	24,981.1	28,095.3
Change from previous year, %	25%	15%	9%	8%	12%
Operating profit	2,003.8	3,159.4	4,028.1	4,323.6	5,729.8
Operating margin, %	11.0%	15.0%	17.5%	17.3%	20.4%
Depreciation for the period	438.4	531.9	570.1	625.3	689.4
Profit after financial items	2,131.5	3,318.4	4,255.7	4,496.8	5,931.3
Profit after estimated tax	1,385.5	2,157.0	2,766.2	2,922.9	3,855.3
Number of shares	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Profit per share, SEK	1.67	2.61	3.34	3.53	4.66
Liquid funds	5,735.8	9,418.5	10,285.4	10,718.1	12,352.3
Stock-in-trade	3,943.3	3,982.5	3,630.9	4,869.1	4,925.1
Equity	12,541.0	15,894.5	16,579.0	18,265.5	19,826.4

Revolving, twelve months

	2001-05-31	2002-05-31	2003-05-31	2004-05-31	2005-05-31
Profit per share, SEK	3.34	5.36	7.61	7.91	9.92
Net worth per share, SEK	15.15	19.21	20.03	22.07	23.96
Return on shareholders' equity, %	24.3	31.2	38.8	37.6	43.1
Return on capital employed, %	37.7	48.1	58.6	56.5	65.3
Debt/equity ratio, %	1.6	1.2	0.0	0.0	0.0
Share of risk-bearing capital, %	82.1	79.7	82.3	82.6	80.9
Solidity, %	78.1	76.1	78.5	78.9	77.2
Interest cover, %	203.9	420.4	903.5	5,108.0	3,274.6
Number of stores	730	801	893	994	1,121

TURNOVER PER COUNTRY AND NUMBER OF SHOPS
1 DECEMBER 2004 - 31 MAY 2005

SEK m	Turnover 2005 Incl. VAT	Turnover 2004 Incl. VAT	Change SEK %	Change local currency %	No of stores 31 May 2005	Change since 1 December 2005
Sweden	2 922	2 787	5%	5%	123	-1
Norway	2 072	1 889	10%	7%	76	1
Denmark	1 394	1 296	8%	8%	53	
United Kingdom	2 758	2 647	4%	7%	95	4
Switzerland	1 827	1 721	6%	6%	49	2
Germany	9 247	8 273	12%	13%	282	13
Netherlands	1 970	1 841	7%	8%	69	3
Belgium	1 164	1 054	10%	11%	45	1
Austria	2 002	1 967	2%	3%	51	
Luxembourg	140	131	7%	7%	7	
Finland	808	689	17%	18%	24	
France	2 371	2 066	15%	16%	68	4
USA	1 751	1 579	11%	19%	78	3
Spain	1 281	876	46%	47%	44	4
Poland	337	173	95%	70%	22	7
Czech Republic	158	76	108%	95%	11	4
Portugal	134	105	28%	28%	6	1
Italy	239	98	144%	146%	7	4
Canada	252	36	600%	587%	8	2
Slovenia	111				2	
Ireland	42				1	1
Total	32 980	29 304	13%	13%	1 121	53

TURNOVER PER COUNTRY AND NUMBER OF SHOPS
1 March 2005 - 31 May 2005

SEK m	Turnover 2005 Incl. VAT	Turnover 2004 Incl. VAT	Change SEK %	Change local currency %	No of stores 31 May 2005	Change since 1 March 2005
Sweden	1 535	1 412	9%	9%	123	1
Norway	1 025	932	10%	4%	76	1
Denmark	734	664	11%	11%	53	
United Kingdom	1 517	1 437	6%	8%	95	3
Switzerland	1 003	927	8%	8%	49	2
Germany	5 167	4 364	18%	19%	282	12
Netherlands	1 125	1 021	10%	11%	69	4
Belgium	625	540	16%	16%	45	2
Austria	1 095	1 046	5%	5%	51	
Luxembourg	76	69	10%	9%	7	
Finland	426	358	19%	19%	24	
France	1 310	1 061	23%	24%	68	3
USA	1 010	893	13%	20%	78	2
Spain	716	468	53%	54%	44	4
Poland	195	113	73%	51%	22	6
Czech Republic	99	49	102%	88%	11	4
Portugal	75	56	34%	32%	6	1
Italy	164	51	222%	222%	7	4
Canada	155	36	331%	320%	8	2
Slovenia	66				2	
Ireland	42				1	1
Total	18 160	15 497	17%	18%	1 121	52

REPORTING PER REGION (SEK m)

	1/12 2004-31/5 2005	1/12 2003-31/5 2004	1/3 2005-31/5 2005	1/3 2004-31/5 2004	1/12 2003-30/11 2004
Nordic countries					
Net turnover	5,780	5,355	2,989	2,705	11,495
Operating profit	1,112	804	642	480	2,202
Operating margin, %	19.2	15.0	21.5	17.7	19.2
Euro zone countries excl Finland					
Net turnover	15,789	13,973	8,812	7,387	29,907
Operating profit	3,665	2,837	2,217	1,640	6,625
Operating margin, %	23.2	20.3	25.2	22.2	22.2
Rest of the world					
Net turnover	6,526	5,653	3,684	3,133	12,293
Operating profit	953	683	667	503	1,840
Operating margin, %	14.6	12.1	18.1	16.1	15.0
Total					
Net turnover	28,095	24,981	15,485	13,225	53,695
Operating profit	5,730	4,324	3,526	2,623	10,667
Operating margin, %	20.4	17.3	22.8	19.8	19.9

REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments these will be divided into three regions: the Nordic region, the Euro zone countries excluding Finland and the rest of world. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

RECEIVED

2006 MAR 31 P 1:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

H&M

INTERIM REPORT - NINE MONTHS

1 December 2004 - 31 August 2005

- **H&M's Group turnover excluding VAT amounted to SEK 43,253 M (37,821), an increase of 14 per cent.**

- **Profit after financial items for the first nine months was SEK 9,256 M (6,949), an increase of 33 per cent. Profit after tax for the Group amounted to SEK 6,016 M (4,517), corresponding to SEK 7.27 per share (5.46).**

- **Turnover excluding VAT for the third quarter amounted to SEK 15,158 M (12,840), an increase of 18 per cent, compared with last year. In comparable currency rates the increase was 16 per cent.**

- **Third quarter profit after financial items amounted to SEK 3,324 M (2,452), an increase of 36 per cent.**

- **Low price reduction level during the third quarter and a substantially improved gross profit.**

- **The increase in turnover for the month of August was 17 per cent in comparable currency rates.**

Turnover

Turnover excluding VAT for the H&M Group increased during the nine months period by 14 per cent (in comparable currency rates 14 per cent), compared with the same period last year and amounted to SEK43,252.8 M (37,820.6). Turnover including VAT was SEK 50,784.6 M (44,366.5).

Turnover in the third quarter, excluding VAT, amounted to SEK 15,157.5 M (12,839.5), an increase of 18 per cent (in comparable currency rates 16 per cent). Turnover including VAT was SEK 17,804.7 M (15,062.3).

In the month of August turnover increase was 17 per cent in comparable currency rates.

In the nine months period, the Group opened 76 new stores; 14 in Germany, seven each in Spain and Poland, six each in the United Kingdom and Italy, five each in the Netherlands, France and the US, four in the Czech Republic, three each in Sweden, Norway and Belgium, two each in Denmark, Switzerland and Canada and finally one each in Portugal and Ireland. Ten stores have been closed down. The total number of stores at the end of the period was 1,134 (1,006) divided on 21 markets.

Results for the nine month period

Gross profit for the nine month period amounted to SEK 25,378.6 M (21,209.1), corresponding to 58.7 per cent (56.1) of the turnover.

After deduction for selling and administrative expenses, operating profit was SEK 8,967.5 M (6,701.4). This result corresponds to an operating margin of 20.7 per cent (17.7).

Operating profit for the period has been charged with depreciations according to plan amounting to SEK 1,058.5 M (947.3).

Group financial net interest income amounted to SEK 288.2 M (247.6).

Profit after financial items amounted to SEK 9,255.7 M (6,949.0), an increase of 33 per cent.

Group profit after comprehensive tax allocation (estimated average effective tax of 35 per cent) for the nine month period amounted to SEK 6,016.2 M (4,516.8), which corresponds to earnings per share of SEK 7.27 (5.46).

Return on shareholders' equity, revolving twelve months, was 41.5 per cent (35.6) and return on capital employed, revolving twelve months, was 63.0 per cent (53.6).

The result of the nine month period has been positively affected by currency translation effects of about SEK 63 M compared to the same period last year. Translation effects arise when the foreign subsidiaries results are converted into SEK in order to be consolidated in the Group accounts.

Results for the third quarter

Gross profit for the third quarter amounted to SEK 8,909.3 M (7,175.2) which corresponds to a gross margin of 58.8 per cent (55.9).

Operating profit was SEK 3,237.7 M (2,377.8), corresponding to an operating margin of 21.4 per cent (18.5).

Profit after financial items for the third quarter was SEK 3,324.4 M (2,452.2), an increase of 36 per cent.

Profit after comprehensive tax allocation for the third quarter amounted to SEK 2,160.9 M (1,593.9), corresponding to earnings per share of SEK 2.61 (1.93).

Comments on the third quarter

The turnover development was good during the quarter with a sales increase of 18 per cent. Due to a well-balanced stock-in-trade the spring/summer season has ended with a lower price reduction level compared to last year. The sales of autumn garments have started well during the quarter.

The gross margin of 58.8 per cent implies an increase with 2.9 percentage units, where barely half of the improvement is based on the lower price reduction level. Remaining part of the improvement has among others been achieved through a continued improved cost efficiency of the logistic and buying function and through lower quota costs.

During the quarter, limitations have been re-established on imports from China for some types of goods: The re-establishment of the quota regulations makes the buying process somewhat more difficult and can in a shorter perspective have a negative influence on the gross profit, but in the longer perspective it will have no effect on the Group's result.

Events after the quarter

All garments, mostly heavy knitted garments that were stopped in the EU customs because of the re-establishment of the import restrictions, have now been delivered to the stores.

Financial position

Group balance sheet total increased by 13 per cent and corresponded to SEK 28,672.9 M (25,295.9).

During the period, the Group generated a positive cash flow of SEK 948.2 M (-2,149.3). Cash flow has been affected by dividends of SEK -6,619.4 M (-4,965.2) and by change in lead time on investment of SEK 3,250.0 (-).

Financial assets amounted to SEK 13,248.5 M (11,182.6).

Stock-in-trade amounted to SEK 6,571.2 M (6,323.5), an increase of 4 per cent.

Net investments in fixed assets amounted to SEK 1,513.8 M (1,057.2).

Group solidity was 78 per cent (77 as of 31 August, 2004) and the share of risk-bearing capital was 82 per cent (81).

Net worth, apportioned on the outstanding 827,536,000 shares issued, corresponded on 31 August to SEK 27.03 (24.03).

Expansion

During the fourth quarter approximately 70 stores are planned to be opened and ten will be closed down. Most of the stores will be opened in North America (the US and Canada) with 14 stores and in Germany with nine planned stores. The Group is at the moment looking into the possibility to start mail order and on-line business in the Netherlands.

The Parent Company

The parent company's turnover (including internal sales) after financial items amounted to SEK 5,062.7 m (4,769.1), with an estimated result before balance-sheet allocations of SEK 6,809.8 (7,881.1) of which dividend revenue from subsidiaries, amounted to SEK 5,575.3 m (7,041.6).

Election committee

In accordance with a decision at the Annual General Meeting on 26 April 2005 an election committee should be established. The main shareholder and the thereafter five largest shareholders by the end of August will appoint the members to the committee.
The representatives are:

Shareholder	Representative
Stefan Persson with family	Stefan Persson
Lottie Tham	Lottie Tham
Robur fonder	Mats Lagerqvist
Alecta	Tomas Nicolin
AMF Pensionsförsäkrings AB	Magnus Wärn
Nordea fonder	Peter Rudman

Proposals of representatives of the Board of Directors can be sent either to the members of the election committee or directly to the company to be forwarded to the committee.

Managing Director's terms of employment

Rolf Eriksen waive his right to retire at the age of 62. New age of retirement is 65 years old.

Accounting principles

This interim report has been prepared in accordance with the recommendation issued by the Swedish Financial Accounting Standard Council regarding interim reporting (RR20). The same accounting principles have been used as in the latest annual report.

Auditor's report

We have audited this interim report according to the recommendations of FAR. An audit is substantially limited compared to a full review. There is nothing indicating that the interim report does not fulfil the demands according to the Swedish Financial Accounting Standard Council.

Erik Åström Åsa Lundvall

The report for the fiscal year 2004/05 will be published at 8 a.m on 26 January 2006. Report of the first three months of the fiscal year 2005/06 will be published on 29 March 2006. Annual General Meeting will be held on Wednesday, 3 May 2006, at 3.00 p.m. in "Victoriahallen", Stockholmsmässan in Stockholm.

Stockholm 28 September 2005

The Board of Directors

Contact persons:

Pär Darj, IR	+46 8 796 8905
Leif Persson, CFO	+46 8 796 1300
Rolf Eriksen, CEO	+46 8 796 5233

Background information about H&M and press pictures may be found on www.hm.com

GROUP INCOME STATEMENT
(SEK m)

	1 December 2004- 31 August 2005	1 December 2003- 31 August 2004	1 June 2005- 31 August 2005	1 June 2004- 31 August 2004	1 December 2003- 30 November 2004
Turnover, incl. value added tax	50,784.6	44,366.5	17,804.7	15,062.3	62,985.9
Turnover, excl. value added tax	43,252.8	37,820.6	15,157.5	12,839.5	53,695.0
Costs of goods sold	-17,874.2	-16,611.5	-6,248.2	-5,664.3	-22,977.0
GROSS PROFIT	25,378.6	21,209.1	8,909.3	7,175.2	30,718.0
Selling expenses	-15,527.6	-13,689.3	-5,390.0	-4,528.2	-18,927.7
Administrative expenses	-883.5	-818.4	-281.6	-269.2	-1,123.0
OPERATING PROFIT	8,967.5	6,701.4	3,237.7	2,377.8	10,667.3
Result from financial investments					
Interest income	290.8	249.6	87.8	75.5	341.2
Interest expense	-2.6	-2.0	-1.1	-1.1	-3.2
PROFIT AFTER FINANCIAL INVESTMENTS	9,255.7	6,949.0	3,324.4	2,452.2	11,005.3
Tax	-3,239.5	-2,432.2	-1,163.5	-858.3	-3,730.5
PROFIT FOR THE YEAR	6,016.2	4,516.8	2,160.9	1,593.9	7,274.8
Profit per share, SEK	7.27	5.46	2.61	1.93	8.79
Number of shares 827,536,000					
Depreciation, total	1,058.5	947.3	369.1	322.0	1,232.2
of which cost of goods sold	112.8	104.2	39.1	35.4	134.3
of which selling expenses	894.8	797.3	312.3	271.1	1,038.2
of which administration expenses	50.9	45.8	17.7	15.5	59.7

GROUP BALANCE SHEET SUMMARY
(SEK m)

	31 August 2005	31 August 2004	30 november 2004
ASSETS			
Fixed assets			
Intangible assets	285.2	103.0	101.4
Tangible assets	7,088.7	6,323.3	6,429.2
Financial assets	168.1	233.3	181.0
Total fixed assets	**7,542.0**	**6,659.6**	**6,711.6**
Current assets			
Stock-in-trade	6,571.2	6,323.5	5,141.6
Current receivables	1,311.2	1,130.2	1,222.8
Liquid funds	13,248.5	11,182.6	15,051.3
Total current assets	**21,130.9**	**18,636.3**	**21,415.7**
TOTAL ASSETS	**28,672.9**	**25,295.9**	**28,127.3**
EQUITY AND LIABILITIES			
Equity	22,366.6	19,886.9	22,209.0
Provisions	1,094.6	959.3	1,033.2
Short-term liabilities	5,211.7	4,449.7	4,885.1
TOTAL EQUITY AND LIABILITIES	**28,672.9**	**25,295.9**	**28,127.3**

Change in equity

Equity, beginning of period	22,209.0	20,096.7	20,096.7
Effect of change in accounting principle*	-15.6		
Opening balance of shareholders' equity adjusted in accordance with new principle	22,193.4	20,096.7	20,096.7
Profit for the period	6,016.2	4,516.8	7,274.8
Dividend	-6,620.3	-4,965.2	-4,965.2
Return of dividend	0.9	-	-
Currency translation effects, etc	776.4	238.6	-197.3
Equity, end of period	22,366.6	19,886.9	22,209.0

* Non recurring effect on introduction of the new accounting recommendation RR29, Employee benefits. This has resulted in a non-recurring cost of SEK 15.6 after tax that has been reported as an adjustment to the opening balance of shareholders' equity for 2004/2005 (but has had no effect on earnings and cash flow)

CASH FLOW ANALYSES
(MSEK)

	1 December 2004- 31 August 2005	1 December 2003- 31 August 2004
CURRENT OPERATIONS		
Profit after financial items *	9,255.7	6,949.0
Provisions for pensions	10.0	-
Depreciation	1,058.5	947.3
Tax paid	-2,767.0	-2,786.4
Cash flow generated by current operations before changes in working capital	**7,557.2**	**5,109.9**
Cash flow generated by changes in working capital		
Current receivables	-45.6	-41.0
Stock-in-trade	-1,249.6	-1,213.5
Current liabilities	-455.3	57.9
CASH FLOW GENERATED BY CURRENT OPERATIONS	**5,806.7**	**3,913.3**
Investment activities		
Investment in intangible assets	-208.7	-8.4
Investment in tangible assets	-1,305.1	-1,060.1
CASH FLOW FROM INVESTMENT ACTIVITIES	**-1,513.8**	**-1,068.5**
Financial activities		
Financial investments, 3-6 months	3,250.0	-
Long-term receivables	24.7	-28.9
Dividend	-6,620.3	-4,965.2
Return on dividend	0.9	-
CASH FLOW FROM FINANCIAL ACTIVITIES	**-3,344.7**	**-4,994.1**
CASH FLOW FOR THE PERIOD	**948.2**	**-2,149.3**
Liquid funds, beginning of the period (incl. short-term investments, 0-3 months)	11,801.3	13,193.5
Cash flow for the period	948.2	-2,149.3
Changes in currency rates	499.0	138.4
Liquid funds (incl. short-term investments, 0-3 months)	13,248.5	11,182.6

* Paid interest amounts to SEK 2.4 m (1.9)

FIVE YEAR SUMMARY
(SEK M)

Nine months	2001-08-31	2002-08-31	2003-08-31	2004-08-31	2005-08-31
Turnover including VAT	32,356.2	37,369.1	40,234.5	44,366.5	50,784.6
Turnover excluding VAT	27,594.5	31,884.5	34,315.2	37,820.6	43,252.8
Change from previous year, %	28	16	8	10	14
Operating profit	3,184.3	4,968.5	6,028.8	6,701.4	8,967.5
Operating margin, %	11.5	15.6	17.6	17.7	20.7
Depreciation for the period	666.5	793.9	849.7	947.3	1,058.5
Profit after financial items	3,378.0	5,224.7	6,334.6	6,949.0	9,255.7
Profit after estimated tax	2,195.7	3,396.1	4,117.5	4,516.8	6,016.2
Number of shares	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Profit per share, SEK	2.65	4.10	4.98	5.46	7.27
Liquid funds	5,236.2	9,910.3	10,362.0	11,182.6	13,248.5
Stock-in-trade	6,217.2	5,286.2	5,459.6	6,323.5	6,571.2
Equity	13,645.3	16,966.5	18,247.0	19,886.9	22,366.6
Revolving, twelve months					
Profit per share, SEK	3.69	6.18	7.74	8.20	10.60
Net worth per share, SEK	16.49	20.54	22.05	24.03	27.03
Return on shareholders' equity, %	24.9	33.4	36.4	35.6	41.5
Return on capital employed, %	38.6	49.0	55.0	53.6	63.0
Debt/equity ratio, %	1.5	1.1	0.0	0.2	0.0
Share of risk-bearing capital, %	78.6	78.5	81.5	80.8	81.5
Solidity, %	75.0	75.2	78.0	77.2	78.0
Interest cover, %	254.6	506.4	1,174.3	4,869.1	3,504.2
Number of stores	736	809	901	1,006	1,134

Definition on key figures see Annual Report

TURNOVER PER COUNTRY AND NUMBER OF SHOPS

1 December 2004 – 31 August 2005 (SEK M)

	Turnover 2005 Incl VAT	Turnover 2004 Incl VAT	Change SEK %	Change local currency %	No. of stores 31 August 2005	Change since 1 Dec. 2004
Sweden	4,450	4,178	7	7	123	-1
Norway	3,321	2,927	13	9	76	1
Denmark	2,122	1,934	10	9	55	2
United Kingdom	4,225	3,996	6	7	96	5
Switzerland	2,765	2,600	6	6	49	2
Germany	14,083	12,488	13	12	282	13
Netherlands	3,022	2,748	10	10	70	4
Belgium	1,800	1,590	13	13	46	2
Austria	3,049	2,927	4	4	51	
Luxembourg	214	204	5	5	7	
Finland	1,297	1,086	19	19	24	
France	3,643	3,101	17	17	69	5
USA	2,774	2,432	14	19	80	5
Spain	2,003	1,360	47	47	47	7
Poland	526	298	77	54	22	7
Czech Republic	247	123	101	87	11	4
Portugal	211	161	31	31	6	1
Italy	371	144	158	157	9	6
Canada	415	65	538	516	8	2
Slovenia	176	4	4,300	4,389	2	
Ireland	71				1	1
Total	50,785	44,366	14	14	1,134	66

TURNOVER PER COUNTRY AND NUMBER OF SHOPS

1 June 2005 - 31 August 2005 (SEK M)

	Turnover 2005 Incl VAT	Turnover 2004 Incl VAT	Change SEK %	Change local currency %	No. of stores 31 August 2005	Change since 1 June 2005
Sweden	1,528	1,391	10	10	123	
Norway	1,249	1,038	20	12	76	
Denmark	728	638	14	12	55	2
United Kingdom	1,467	1,349	9	8	96	1
Switzerland	938	879	7	5	49	
Germany	4,836	4,215	15	12	282	
Netherlands	1,052	907	16	14	70	1
Belgium	636	536	19	16	46	1
Austria	1,047	960	9	7	51	
Luxembourg	74	73	1		7	
Finland	489	397	23	21	24	
France	1,272	1,035	23	20	69	1
USA	1,023	853	20	19	80	2
Spain	722	484	49	46	47	3
Poland	189	125	51	32	22	
Czech Republic	89	47	89	75	11	
Portugal	77	56	38	36	6	
Italy	132	46	187	181	9	2
Canada	163	29	462	423	8	
Slovenia	65	4	1,525	1,515	2	
Ireland	29				1	
Total	17,805	15,062	18	16	1,134	13

REPORTING PER REGION (SEK M)

	1/12 2004-31/8 2005	1/12 2003-31/8 2004	1/6 2005-31/8 2005	1/6 2004-31/8 2004	1/12 2003-30/11 2004
Nordic countries					
Net turnover	8,988	8,142	3,208	2,787	11,495
Operating profit	2,194	1,484	1,082	680	2,202
Operating margin, %	24.4	18.2	33.7	24.4	19.2
Euro zone countries excl Finland					
Net turnover	24,232	21,051	8,443	7,078	29,907
Operating profit	5,437	4,200	1,772	1,364	6,625
Operating margin, %	22.4	20.0	21.0	19.3	22.2
Rest of the world					
Net turnover	10,033	8,628	3,507	2,975	12,293
Operating profit	1,337	1,017	384	334	1,840
Operating margin, %	13.3	11.8	10.9	11.2	15.0
Total					
Net turnover	43,253	37,821	15,158	12,840	53,695
Operating profit	8,968	6,701	3,238	2,378	10,667
Operating margin, %	20.7	17.7	21.4	18.5	19.9

REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments these will be divided into three regions: the Nordic region, the Euro zone countries excluding Finland and the rest of the world. There is no internal dividing into different lines of business and hence reporting in secondary segments is not relevant.

H&M

INTERIM REPORT

1 December 2004 - 28 February 2005

- **Group turnover for the period excluding VAT amounted to SEK 12,610 m (11,756), an increase of 7 per cent. With comparable exchange rates, the increase was 8 per cent. Turnover including VAT was SEK 14,820 m (13,807).**

- **Profit after financial items amounted to SEK 2,309 m (1,788), an increase of 29 per cent. Group profit after estimated tax was SEK 1,501 m (1,162), corresponding to earnings per share of SEK 1.81 (1.40).**

- **Gross profit amounted to SEK 7,167 m (6,311), which corresponded to a margin of 56.8 per cent (53.7 per cent).**

- **Operating profit amounted to 2,204 m (1,701), an increase of 30 per cent. Operating margin was 17.5 per cent (14.5).**

- **The second quarter has started well. Sales in March increased by 20 per cent in comparable exchange rates.**

Turnover
Turnover excluding VAT for the H&M Group increased by 7 per cent during the first quarter (8 per cent with comparable exchange rates) and amounted to SEK 12,609.7 m (11,756.1). Turnover including VAT was SEK 14,819.9 m (13,807.0).

Turnover increase in the month of February was 6 per cent excluding exchange rate fluctuations.

H&M opened five stores during the first quarter, of which one each in Germany, the UK, France, the USA and Poland. Four stores were closed, bringing the total number of stores to 1,069. During the same period last year seven stores were opened and four were closed.

Profit
Gross profit amounted to SEK 7,166.7 m (6,311.4), which corresponds to a gross margin of 56.8 per cent (53.7).

After deduction of administrative and selling expenses, operating profit amounted to SEK 2,204.2 m (1,700.6), an increase of 30 per cent. This corresponds to an operating margin of 17.5 per cent (14.5).

Operating profit for the period has been charged with depreciation according to plan amounting to SEK 336.0 m (307.7).

Group financial net interest income was SEK 104.5 m (87.2).

Profit after financial items amounted to SEK 2,308.7 m (1,787.8) an increase of 29 per cent.

Profit after estimated tax was SEK 1,500.7 m (1,162.1), corresponding to earnings per share of SEK 1.81 (1.40).

Return on shareholders equity (revolving 12 months) was 33.6 per cent (31.1) and return on capital employed (revolving 12 months) was 50.7 per cent (46.8).

Comments on the Results
The strengthening of the gross margin to 56.8 per cent (53.7) depends mainly on a lower dollar rate, lower price reductions and lower quota costs.

The level and the composition of the stock-in-trade at the beginning of the quarter were good with fewer older products than compared to the same time last year. This has meant that the need for reductions during the quarter has been lower than at the same period last year, this has had a positive effect on the gross margin. The lower share of reduced garments has had some dampening effect on the sales development, mainly in January and February.

The sales- and administration costs have grown considerable slower than the share of new stores.

Compared to the same period last year the operating margin has been, strengthened by 3 percentage units to 17.5 percent.

Financial Position
Group balance sheet total increased by 11 per cent and was SEK 29,502.5 m (26,510.0).

During the period, the Group generated a positive cash flow of SEK 4,080.7 m (417.2) of which SEK 3,250 m (-) is a reclassification of short-term investments.

The financial assets amounted to SEK 15,965.6 m (13,783.9).

Stock-in-trade increased by 5 per cent and amounted to SEK 5,394.5 m (5,129.8).

During the period SEK 344.9 m (254.5) were invested in fixed assets.

Group solidity was 81 per cent (81) and the share of risk-bearing capital was 84 per cent (85).

Net worth apportioned on the outstanding 827,536,000 shares on 28 February 2005, corresponded to SEK 28.82 (26.00) per share.

Expansion
The Group plans to open 61 stores during the second quarter; the biggest part of the expansion takes place in Germany with twelve openings, Spain and Poland with six each and the UK with five openings. The Group's first store has opened Dublin, Ireland during the second quarter. Five shops will close during the quarter. In the corresponding period last year, 50 new stores were opened and four were closed.

During the financial year 2004/2005, approximately 145-155 new stores will be opened and twelve will close.

The start of the season
The second quarter has started well. The sales in March increased by 20 per cent with comparable exchange rates.

Taxes

The group's tax rate for the financial year is estimated to be 35 per cent. In conjunction to the Full Year Results on November 30, 2005 a final validation will be made.

Accounting Principles

The interim report is established in correspondence with The Swedish Financial Accounting Standards Council recommendation of interim report (RR20). The principles of accounting have been described in the last year's annual report.

The interim report has not been audited.

The Half-Year results will be published on 22 June 2005.
The Nine Months results will be published on 28 September 2005.

Stockholm 5 April, 2005

The Board of Directors

Contact persons:

Carl-Henric Enhörning, IR	+46 8 796 54 10
Leif Persson, CFO	+46 8 796 13 00
Rolf Eriksen, CEO	+46 8 796 52 33
Switchboard	+46 8 796 55 00

Information about H&M and press photographs are available at www.hm.com

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

GROUP INCOME STATEMENT

SEK m

	1/12 2004 - 28/2 2005	1/12 2003 - 29/2 2004	1/12 2003- 30/11 2004
Turnover, including VAT	14,819.9	13,807.0	62,985.9
Turnover, excluding VAT	12,609.7	11,756.1	53,695.0
Cost of goods sold	-5,443.0	-5,444.7	-22,977.0
GROSS PROFIT	**7,166.7**	**6,311.4**	**30,718.0**
Selling expenses	-4,680.6	-4,353.3	-18,927.7
Administrative expenses	-281.9	-257.5	-1,123.0
OPERATING PROFIT	**2,204.2**	**1,700.6**	**10,667.3**
Result from financial investments			
Interest income	105.4	87.7	341.2
Interest expense	-0.9	-0.5	-3.2
RESULTS AFTER FINANCIAL ITEMS	**2,308.7**	**1,787.8**	**11,005.3**
Taxes	-808.0	-625.7	-3,730.5
PROFIT FOR THE YEAR	**1,500.7**	**1,162.1**	**7,274.8**
Profit per share, SEK	1.81	1.40	8.79
Number of shares 827,536,000			
Depreciation, total	336.0	307.7	1,125.6
of which cost of goods sold	35.8	33.8	123.8
of which selling expenses	284.1	259.0	947.4
of which administration expenses	16.1	14.9	54.4

GROUP BALANCE SHEET
SEK m

	28 Feb 2005	29 Feb 2004	30 Nov 2004
ASSETS			
Fixed assets			
Intangible Assets	169.8	110.5	101.4
Tangible Assets	6,451.7	6,143.3	6,429.2
Financial Assets	175.8	216.3	181.0
Total fixed assets	6,797.3	6,470.1	6,711.6
Current assets			
Stock-in-trade	5,394.5	5,129.8	5,141.6
Current receivables	1,345.1	1,126.2	1,222.8
Liquid funds	15,965.6	13,783.9	15,051.3
Total current assets	22,705.2	20,039.9	21,415.7
Total assets	29,502.5	26,510.0	28,127.3
Equity and liabilities			
Equity	23,849.7	21,519.7	22,209.0
Provisions	1,079.5	957.9	1,033.2
Short-term liabilities	4,573.3	4,032.4	4,885.1
Total equity and liabilities	29,502.5	26,510.0	28,127.3

Change in equity			
Equity, beginning of period	22,209.0	20,096.7	20,096.7
Effect of change in accounting principle	-15.6		
Opening balance of shareholders' equity adjusted in accordance with new principle	22,193.4	20,096.7	20,096.7
Profit for the period	1,500.7	1,162.1	7,274.8
Dividend			-4,965.2
Currency translation effects, etc	155.6	260.9	-197.3
Equity, end of period	23,849.7	21,519.7	22,209.0

* Non-recurring effect on introduction of the new accounting recommendation RR29, Employee Benefits. This has resulted in a non-recurring cost of SEK 15.6 m after tax that has been reported as an adjustment to the opening balance of shareholders' equity for 2004/2005 (but has had no effect on earnings and cash flow).

CASH FLOW ANALYSES

SEK m

	1/12 2004- 28/2 2005	1/12 2003 29/2 2004
CURRENT OPERATIONS		
Profit after financial items*	2,308.7	1,787.8
Provisions for pensions	3.3	
Depreciation	336.0	307.7
Tax paid	-928.5	-1,199.5
Cash flow generated by current operations Before changes in working capital	**1,719.5**	**896.0**
Cash flow generated by changes in working capital		
Current receivables	-113.7	-35.8
Stock-in-trade	-216.9	-14.0
Current liabilities	-211.7	-168.0
CASH FLOW GENERATED BY CURRENT OPERATIONS	**1,177.2**	**678.2**
Investment activities		
Investment in intangible assets	-76.3	-4.7
Investment in tangible assets	-283.1	-242.2
CASH FLOW FROM INVESTMENT ACTIVITIES	**-359.4**	**-246.9**
Financial activities		
Financial investments, 3-6 months	3,250.0	
Long-term receivables	12.9	-14.1
CASH FLOW FROM FINANCIAL ACTIVITIES	**3,262.9**	**-14.1**
CASH FLOW FOR THE PERIOD	**4,080.7**	**417.2**
Liquid funds, beginning of the period		
(incl. short-term investments, 0-3 months)	11,801.3	13,193.5
Cash flow for the period	4,080.7	417.2
Changes in currency rates	83.6	173.2
Liquid funds, end of the period		
(incl. short-term investments, 0-3 months)	15,965.6	13,783.9

* Paid interest amounts to SEK 1.1 m (0.6).

FIVE YEARS SUMMARY
SEK m

Three months	28 Feb 2001	28 Feb 2002	28 Feb 2003	29 Feb 2004	28 Feb 2005
Turnover including VAT	9,633.6	11,245.8	12,635.7	13,807.0	14,819.9
Turnover excluding VAT	8,202.1	9,583.4	10,770.6	11,756.1	12,609.7
Change from previous year, %	16.6	16.7	12.4	9.3	7.3
Operating profit	500.9	1,101.4	1,558.3	1,700.6	2,204.2
Operating margin, %	6.1	11.5	14.5	14.5	17.5
Depreciation for the period	211.4	271.0	284.1	307.7	336.0
Profit after financial items	570.7	1,180.3	1,689.4	1,787.8	2,308.7
Profit after estimated tax	371.0	767.2	1,098.1	1,162,1	1,500.7
Number of shares	827,536,000	827,536,000	827,536,000	827,536,000	827,536,000
Profit per share, SEK	0.45	0.93	1.33	1.40	1.81
Liquid funds (including short-term investments)	5,663.0	8,759.8	13,492.3	13,783.9	15,965.6
Stock-in-trade	4,855.4	4,587.4	4,368.0	5,129.8	5,394.5
Equity	12,494.4	15,800.7	19,998.8	21,519.7	23,849.7
Revolving, twelve months					
Profit per share, SEK	3.01	5.09	7.27	7.79	9.20
Net worth per share, SEK	15.10	19.09	24.17	26.00	28.82
Return on shareholders' equity, %	21.5	29.8	33.6	31.1	33.6
Return on capital employed, %	33.4	44.3	50.8	46.8	50.7
Debt/equity ratio, %	1.7	1.2	0	0	0.4
Share of risk-bearing capital, %	79.6	77.9	82.6	84.7	84.2
Solidity, %	75.8	75.9	79.4	81.2	80.8
Interest cover	204.3	367.7	720.5	6,934.6	3,202.7
Number of stores	687	776	849	948	1,069

Definition of business ratios is shown in the Annual Report

TURNOVER PER COUNTRY
1 December, 2004 – 28 February, 2005

	Turnover 2005	Turnover 2004	Change SEK	Change local currency	No of stores 28 Feb 2005	Change since 1 Dec 2004
	Incl VAT	Incl VAT	%	%		
Sweden	1,387	1,375	1	1	122	-2
Norway	1,047	957	9	10	75	
Denmark	660	632	4	6	53	
United Kingdom	1,241	1,210	3	5	92	1
Switzerland	824	794	4	3	47	
Germany	4,080	3,909	4	6	270	1
Netherlands	845	820	3	4	65	-1
Belgium	539	514	5	6	43	-1
Austria	907	921	-2	0	51	
Luxembourg	64	62	3	6	7	
Finland	382	331	15	17	24	
France	1,061	1,005	6	7	65	1
USA	741	686	8	18	76	1
Spain	565	408	38	40	40	
Poland	142	60	137	105	16	1
Czech Republic	59	27	119	108	7	
Portugal	59	49	20	24	5	
Italy	75	47	60	62	3	
Canada	97				6	
Slovenia	45				2	
Total	14,820	13,807	7	8	1,069	1

REPORTING PER REGION (SEK m)

	1/12 2004- 28/2 2005	1/12 2003- 29/2 2004	1/12 2003- 30/11 2004
Nordic countries			
Net turnover	2,791	2,650	11,495
Operating profit	470	324	2,202
Operating margin, %	16.8	12.2	19.2
Euro zone countries excl Finland			
Net turnover	6,977	6,586	29,907
Operating profit	1,448	1,197	6,625
Operating margin, %	20.8	18.2	22.2
Rest of the world			
Net turnover	2,842	2,520	12,293
Operating profit	286	180	1,840
Operating margin, %	10.1	7.1	15.0
Total			
Net turnover	12,610	11,756	53,695
Operating profit	2,204	1,701	10,667
Operating margin, %	17.5	14.5	19.9

REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments these will be divided into three regions: the Nordic region, the Euro zone countries excluding Finland and the rest of world. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

Annual Report
2004


Turtleneck
Karl Lagerfeld for H&M
SEK 398

RECEIVED
2005 MAR 31 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Wrap over
SEK 149

CONTENTS

BUSINESS CONCEPT, GOALS AND STRATEGY

Business concept
H&M's business concept is to offer fashion and quality at the best price.

Growth target
H&M's growth target is to increase the number of stores by 10–15 per cent per year but also to increase sales at existing stores. The availability of attractive business locations is the major deciding factor in our rate of expansion, since we want quality growth. In 2004, 136 stores were opened and 13 were closed, increasing the net store count by 123 stores, or 13 per cent.

H&M is an expansive and financially strong company. The strategy is to grow whilst maintaining good profitability. In the past four years we have increased turnover by 76 per cent, the number of stores has increased with 57 per cent and earnings per share by 185 per cent. This expansion has been entirely financed from our own resources.

Strategy
In order to offer the latest fashion H&M has its own buying and design department that creates our collections.
We achieve the best price by:

- few middlemen
- buying in large volumes
- having a broad, in-depth knowledge of design, fashion and textiles
- buying the right products from the right market
- being cost-conscious at every stage
- having efficient distribution.

Quality checks are carried out continually in order to ensure that our products are of good quality. In addition to product quality itself, quality also means the goods are being produced with minimal impact on the environment and under good working conditions.

H&M IN BRIEF

- H&M's first store was opened in Sweden in 1947.
- Today H&M sells clothing and cosmetics in over 1,000 stores in 20 countries.
- H&M's clothing collections for women, men, teenagers and children are created by our more than one hundred designers, working together with buyers and pattern makers.
- H&M also sells own-brand cosmetics.
- New goods are delivered to our stores daily.
- In the Nordic countries H&M Rowells sells fashion by mail order and on the Internet.
- H&M does not own any factories, but instead works with around 700 independent suppliers; around 60 per cent of goods are produced in Asia and the remaining 40 per cent primarily in Europe.
- H&M has 22 production offices around the world, ten each in Europe and Asia and one each in Africa and Central America.
- The Group employs over 45,000 people.
- Turnover including VAT amounted to SEK 62,986 m in 2004.
- Profit after financial items amounted to SEK 11,005 m in 2004.


Cotton Blazer
SEK 798


Blazer
SEK 398

FINANCIAL HIGHLIGHTS

		2004	2003
Turnover including VAT	SEK m	62,985.9	56,550.0
Change	%	+11	+6
Turnover outside Sweden including VAT	SEK m	57,102.9	50,942.0
Turnover outside Sweden as a percentage	%	91	90
Operating margin	%	19.9	19.1
Profit after financial items	SEK m	11,005.3	9,608.7
Net profit for the year	SEK m	7,274.8	6,385.9
Earnings per share	SEK	8.79	7.72
Change from previous year	%	+14	+12
Return on shareholders' equity	%	34.4	32.6
Return on capital employed	%	51.9	48.9
Debt/equity ratio	%	0.2	0.2
Share of risk-bearing capital	%	82.5	81.6
Solidity	%	79.0	78.0
Number of stores in Sweden		124	123
Number of stores outside Sweden		944	822
Total number of stores		1,068	945
Average number of employees		31,701	28,409

H&M IN 2004

- Improved profitability.
- Substantial expansion – at the end of the year there were 1,068 stores in 20 countries. 136 new stores were opened and 13 were closed during the year, the majority in Germany, Spain, the UK, France, the USA and Poland.
- The reception in our new markets Canada and Slovenia exceeded expectations. Six stores were opened in Toronto and two in Slovenia, one of which is in the capital Ljubljana.
- Substantial growth in Germany, H&M's biggest market, with 34 new stores opened and four closed. In August we took over GAP's ten stores, which are in good locations. These opened as H&M stores in the autumn.
- Nine new stores in the USA, with continued expansion on the East Coast and in the Chicago region. The biggest opening of the year was October's opening of a new big flagship store in prime location on Lexington Avenue, Manhattan.
- H&M's 1,000th store opened in August in Boulogne-sur-Mer, north-west France – which was celebrated with a special offer campaign in all H&M stores around the world.
- A number of concept stores with parts of the range opened. This is a good way of continuing to grow in well developed markets and in big cities.
- The first H&M Man stores opened in Cologne and Munich, where they got a fantastic reception.
- "Karl Lagerfeld for H&M" – a unique collection of around 50 items designed by Karl Lagerfeld at H&M prices was launched in November and was a big success. The message was that design is not a matter of price.
- In order to better achieve future growth targets more easily, the buying organisation has been strengthened by dividing it into two parts: the buying section, which focuses on the customer, fashion and range composition, and the production section, which is responsible for H&M's production offices and contact with our approximately 700 independent suppliers.
- H&M signed a cooperation agreement with Union Network International (UNI), the international umbrella organisation for the retail and services sector.

FASHION AND QUALITY AT THE BEST PRICE IN 20 COUNTRIES

Business continues to go well for H&M. The year 2004 was eventful and profitable, with a continued high rate of expansion. During the year we opened 136 new stores, closed 13 stores and moved into two new markets – Canada and Slovenia. With over 1,000 stores and more than 45,000 employees, H&M can now be found in 20 countries around the world.

Very good profitability

Turnover increased by 11 per cent (with comparable exchange rates 12 per cent) to nearly SEK 63 billion including VAT. A falling dollar rate meant that our purchase costs were lower and as a result we reduced the price of many of our products to our customers. The average price per item in 2004 was around 4 per cent lower than in the previous year. This means that the 12 per cent increase in turnover (in comparable currencies) corresponds to a volume increase of 16 per cent.

What was truly evident this year however, was our good profitability. The gross margin improved by 1 percentage unit to 57.2 per cent and the operating margin was 19.9 per cent. Profit after financial items increased by 15 per cent to SEK 11 billion.

Appreciated collections

What lies behind H&M's success? Many factors play a part. The most important of all is that customers appreciated our collections. We have a wide range of products that are divided into a number of concepts for women, men, teenagers and children as well as cosmetics. Our clothing collections are created by inhouse designers, pattern makers and buyers.

The year's big fashion initiative was "Karl Lagerfeld for H&M" – a success both in the stores and in the international media. The collection was fully in line with our business concept, which shows that design and quality do not have to cost more than most people can afford.

Our good profitability is also a result of a high level of cost-consciousness, a low level of price reductions and the positive effects of a weaker US dollar. Our efficient business model for opening stores in new markets – which involves assistance from neighbouring H&M countries – also played an important part. Last, but not least, a substantial contribution was made by the fantastic work and commitment of H&M's employees.

Clearer collections with a strengthened buying organisation

Our focus on clarity has also begun to pay off. In order to be better able to cope with future growth and to create clearer collections, we made some changes to our buying organisation during the year. We divided the organisation into two parts – buying and production. Buying focuses on the customers, the fashion and the composition of our range, while production is responsible for our production offices and contacts with H&M's approximately 700 independent suppliers.

With a strengthened organisation we have refined our range, removed duplicates and can thereby more easily find the right mix of basics, current fashion and trend garments. In this way we have presented our garments in a clearer and more inspiring way to our customers and made the range of products easier for store staff to work with.

"Design and quality do not have to cost more than most people can afford."

Successful expansion

It is with great satisfaction that I can report that our new markets are developing well. In 2003, we moved into Poland, the Czech Republic, Portugal and Italy. H&M stores in all of these countries are doing very well. Our first stores in Canada and Slovenia, which opened in 2004, received a reception beyond our expectations. In March we opened our first store in Toronto, and in August our first in Maribor.

I am also pleased to report that the US business is continuing to improve. One of the highlights of the year was the opening of our flagship store on Lexington Avenue, opposite Bloomingdale's, in Manhattan. A fantastic location and a fantastic store! We are now continuing to expand in the USA and will become established on the West Coast when we open our first store in San Francisco in the autumn.

During the year, we also opened a number of concept stores. This is a good way for us to continue to grow in well developed markets and in big cities. Among these were the first H&M Man stores in Cologne and Munich.

In late August we reached a milestone in H&M history when we opened our 1,000th store in the city of Boulogne-sur-Mer, in north-west France. The opening was celebrated with a special campaign in H&M stores around the world.

145 to 155 new stores in 2005

H&M's strategy is to continue to expand while maintaining profitability. The goal is to increase the number of stores by 10 to 15 per cent per year while at the same time increasing sales at existing stores. Naturally, expansion may vary from year to year since it largely depends on the supply of attractive store locations. In 2005 we plan to open between 145 and 155 new stores – primarily in Germany, the UK, France, Spain, the USA, Poland and Italy.



We will also move into two new markets, Ireland and Hungary. In March we will open the first H&M store in Dublin, in the Dundrum shopping centre. H&M UK will be responsible for product supply and administration. Later in the year we will open the first H&M store in Budapest and our Austrian organisation will be of assistance there.

Other interesting openings during 2005 will include a full range store on Brompton Road in London and one on Princess Street in Edinburgh. Two exciting stores will open in Prague – a teenage store and a city store with a great location. In Italy we will among other things open a new store in Genoa and another in Milan.

H&M's Corporate Social Responsibility

As an international corporation, H&M takes social responsibility very seriously. It is important that we maintain harmony with the world around us and take responsibility for how people and the environment are affected by our activities. All of this is presented in our CSR report, an updated version of which will be published on our website in April.

Outlook

At the end of the year 2004, the arrangement known as the Multifibre Agreement came to an end and as a result, textile quotas were abolished. It is difficult to say exactly how this will affect H&M. Various factors come into play, including what happens to the Chinese currency. China has introduced an export tax which will partly counteract the positive effect of the removal of the quotas. As things stand at present, in early 2005, we do not expect any price deflation during the spring.

We will always give our customers unsurpassed value through our business concept – fashion and quality at the best price. H&M's strength is to find the right balance between these three parameters.

Our greatest challenge for 2005 is to increase sales in existing stores. Here I have great faith in the way that we have changed our buying organisation and thereby made things clearer for our customers – both in our collections and in the stores.

Welcome in to H&M and see for yourself!



Rolf Eriksen

A WIDE AND VARIED FASHION RANGE

H&M offers fashion and quality at the best price through a wide and varied range of fashion divided into different concepts. The range covers everything from updated classics and basics to clothes that reflect the very latest international trends. It also includes underwear, sportswear, accessories and cosmetics.

The largest department is women's wear, followed by children's wear, teenage fashion and men's wear. The majority of our stores are full-range stores, but H&M also has concept stores offering solely garments for women, men, teenagers or children and stores that sell only cosmetics, lingerie and accessories. ■

H&M'S PRODUCT POLICY

Children's wear
Our children's clothes are as fashionable as they are practical, safe, comfortable and functional. The clothes must be durable, value-for-money and of good quality. H&M does not sell clothes that may be perceived as provocative on small children.

Patterns
H&M does not use camouflage patterns on its garments. Prints on tops and other garments must not be offensive, sexist, racist, political or religious.

Fur and leather
H&M only sells fur and leather from sheep, pigs, goats and cattle that have been bred for meat production, not just for the sake of the skin. No other fur or leather is permitted in products sold by H&M.

Cosmetics
Animal testing is not permitted on our cosmetic products, either during production or on the finished products.

For more information visit **www.hm.com**





Women
In the women's wear department there are five different concepts. The great variation found within our range guarantees that fashion-conscious women of all ages with different needs and desires are able to find exactly what they are looking for at H&M. The majority of the range consists of fashion basics and of garments with a higher fashion content. The very trendiest garments are produced in smaller quantities for those who want to be first with the very latest international looks.

L.O.G.G. offers updated classics with the emphasis on durability, quality and function. L.O.G.G. Sport offers modern, functional sportswear.

For fashion-conscious women looking for plus sizes there is BiB, which offers both basics and more high-fashion items.

For the mother-to-be who wants to continue to dress fashionably during her pregnancy there is Mama.

H&M also offers a wide range of underwear and nightwear that is coordinated with our various women's wear concepts. There is everything from simple and sporty undergarments to more exclusive sets. Each concept in our women's range also offers accessories such as jewellery, belts, bags, sunglasses, scarves and hats. The range also includes socks, tights and swimwear.



Men
Our men's wear department also has a number of concepts that guarantee that a wide range is available to suit different needs and wishes as regards fashion content, function and price. The main concept comprises a broad range of fashion basics at the best price, as well as clothes with higher fashion content.

One of the concepts builds on high quality tailored garments. Suits are in pure wool fabrics woven mainly in Italy. Shirts are of pure cotton and all the ties are silk.

L.O.G.G. offers updated classics with the emphasis on durability, quality and function. L.O.G.G. Sport offers modern, functional sportswear.

A range of accessories complement each concept. There is also underwear, nightwear, socks and swimwear.



Teenage
Divided, our department for teenagers, offers fashion with a young look. The range consists of denim- and street fashion-related garments for boys and girls, as well as partywear and accessories for girls.

The extensive range, which also includes accessories, reflects the very latest international trends.



Children
The children's department consists of garments that combine fashion and form with function and safety. We have a baby wear department for the very little ones (0–18 months) and a children's wear department for kids aged from 18 months to 12 years.

Our main concept for children and babies offers contemporary clothing that is modern, practical and comfortable, often with a playful look.

L.O.G.G. offers modern classics of particularly high quality. L.O.G.G. is available in both baby wear and children's wear.

Dubbster offers girls and boys from 7 to 12 years denim-based garments influenced by street fashion.

Both the baby wear and the children's wear ranges are rounded off with accessories, nightwear, underwear and swimwear, as well as socks and tights.



Cosmetics and accessories
The range consists of make-up, body care and hair care products as well as accessories for women, men and teenagers.

The products are not tested on animals either during the production process or in the finished state. All suppliers sign an assurance that the content, packaging and labelling of their products meet requirements of quality and safety. All the suppliers have also undertaken to abide by H&M's policy and the EU's directive within this area.


E. BRAUN & Co
BERLIN
KARLSBAD
PRAG
BERLIN
KARLSBAD
PRAG



H&M – ALWAYS FOUND IN THE BEST LOCATION

Location is everything when H&M looks for store premises. Best business location has been a firm principle of H&M since 1947 and is no less true today. We consider it an advantage to be near our competitors, since more customers will be attracted to good commercial areas with many stores – giving us a better chance of offering more customers the opportunity to get a good deal.

H&M aims to be the most attractive option for its customers in every town or city.

Once a lease starts to run, renovation and fitting out can commence. We aim to complete the store as quickly as possible.

Surveying customer flow

There are many factors influencing the choice of where to establish a new store. If it is a new market it is decided by factors such as demographics, employment, purchasing power and purchasing patterns.

Alongside this, we carry out a local survey to evaluate shopping areas and shopping centres. We chart how big they are, which other stores there are and where our competitors have their stores. Other important factors are traffic flows and accessibility by public transport.

Full-range store or concept store

We adapt the range mix to each store, depending on factors such as location, size of store and customer flow in the area. The whole scale is represented – from large full-range stores to smaller concept stores such as young concept stores and H&M Man.

Inspiration through display and presentation

H&M's stores are planned to promote self-service. The store environment must be comfortable and inspiring and generate well-being. It is important to give customers ideas and inspire them to choose things that suit their own style. Displays and mannequins are used to provide customers with inspiration for matching clothes. We also help our customers to find their way about the range and to combine garments successfully. H&M always tries to surprise with something new and new goods arrive at the stores every day.

H&M customers must be able to find their way about in whichever H&M store they happen to find themselves. This is achieved by using our store fittings and the way we display the goods.

The most important thing is to make the most of each particular store. The interior design is often standardised, but sometimes fittings are created for a particular store. One of our flagship stores, which opened in October on Lexington Avenue in Manhattan, for example, has trendy but simple fittings with clean lines.

Stores are constantly rejuvenated

H&M's stores must always feel fresh and appealing to our customers. Minor superficial renovations are carried out on an ongoing basis. More major renovations and alterations are carried out as needed and are dependent not only by the location and size of the store and its customer flow, but also by which concepts the store sells. Our big city stores – a crucial element of H&M's profile as a trendy fashion house – are renovated more often, as are our teenage stores.

"H&M aims to be the most attractive option for its customers in every town or city."

Mail order – a complementary sales channel

Since 1980 H&M has offered its customers an alternative and convenient way to shop by mail order through H&M Rowells. Here, again, the business concept is to provide fashion and quality at the best price. H&M Rowells has customers in Sweden, Norway, Finland and Denmark.

H&M Rowells produces two big catalogues per year – a Spring catalogue and an Autumn catalogue. These catalogues are supplemented by a number of smaller seasonal catalogues with a particular orientation. The mail order range is partly the same as in our stores.

Shop online

In 1998 it became possible to shop at H&M on the Internet, when e-commerce was started on a trial basis in Sweden. In subsequent years this was expanded to include Denmark, Finland and Norway. H&M continually evaluates and improves its e-commerce site. H&M's web sales are administered by H&M Rowells.

We see the Internet as one of several distribution channels, but we anticipate that the bulk of our sales will continue to be made in our stores. ■

◀ ABOVE: Graben 8, Vienna.
BELOW: 558 Broadway, New York.

1,068 H&M STORES IN 20 COUNTRIES

As we sum up 2004, we can look back on another year with full of activity. We passed a milestone when we opened our 1,000th store in late August. During the year we opened 136 stores and became established in two new markets – Canada and Slovenia. 13 stores were closed during the year due to relocation. At the end of the year H&M had 1,068 stores in 20 countries. Our strong position in Europe and good foothold in North America give H&M a good base from which to grow further.

H&M's turnover including VAT in 2004 amounted to almost SEK 63 billion, an increase of 11 per cent on the previous year. With comparable exchange rates the increase was 12 per cent.

The majority of H&M's sales take place in our stores. In the Nordic countries customers can also choose to shop by mail order or online via H&M Rowells. The mail order and online business developed positively in 2004 and an increasing proportion of orders are submitted directly through our website.

Expansion 1974*–2004


Number of markets
Number of stores
1,000
900
800
700
600
500
400
300
200
100
0

* Expansion since the stock-exchange quotation 1974.

Retail trade in 2004

The retail trade has had a subdued year in many markets. Economic growth has been sluggish, with a moderate increase in private consumption. The entire sector has been characterised by price reductions and competition from low-cost stores has increased. Clothes retailing basically follows the same patterns as other areas of retailing.

Price level in the clothing sector

The price level in the clothing sector has generally fallen over the year in the majority of markets in which H&M is present. This is primarily due to lower purchase costs as a direct result of the continued weakening of the US dollar vis-à-vis the euro and other major trading currencies, since many suppliers price their goods in dollars.

H&M has largely chosen to pass on these price reductions to its customers. The average price of garments over the year was 4 per cent lower than in 2003. Sales volumes measured in terms of items increased by 16 per cent.

Competitors

Clothing is a fragmented sector. H&M faces competition in the form of local chains, individual shops, department stores and international retail chains.

Establishment concept

When we expand into new markets, as far as possible we now draw on support from neighbouring H&M countries which are given responsibility for opening, administering and supporting the stores in the new country alongside their work in their own country.

Canada and Slovenia – new markets in 2004

In 2004 Canada and Slovenia became H&M's 19th and 20th markets respectively. H&M USA and H&M Austria took responsibility for this expansion and for its administration and product supply.

In Canada our first two stores opened in Toronto in March, with a further four stores having opened in the autumn. One of the stores is a flagship store in the Eaton Centre, Toronto's biggest shopping mall. The reception given to H&M in Canada exceeded expectations.

In Slovenia our first store opened in Maribor in August, followed by a store in Ljubljana a few days later. In Slovenia, too, H&M enjoyed a fantastic reception from customers.

More and more concept stores

Establishing concept stores is a way of continuing to grow in more mature markets and in big cities. The stores, which are aimed at a specific target group, supplement our full-range stores. Opening concept stores also allows H&M to utilise store locations with a smaller floor area (200–700 square metres) and at the same time makes us more visible to customers. It is also easier to find small premises in prime locations.

We currently have concept stores for teenagers, women and children as well as for lingerie and accessories, and also for men.

Our first H&M Man, concept stores for men, opened in Cologne and Munich in Germany in 2004, getting a great reception. The stores offer our entire men's range, from underwear to suits. The interior design is masculine, with wood panelling and stone flooring.



▲ Hohe Straße 104–106, Cologne.

During the year H&M opened concept stores for teenagers in Germany, France, Sweden and the Netherlands. We have also opened more concept stores for children and for cosmetics, accessories and lingerie. Our concept stores for cosmetics, accessories and lingerie are now called H&M Beauty.

Expansion in 2005

H&M will continue to expand. In 2005 H&M plans to open around 145–155 new stores and 12 stores are scheduled for closure.

Our expansion will mainly take place in Germany, the UK, France, Spain, the USA, Poland and Italy, where the conditions are good for continued growth. These countries have in common the fact that they have a large population base and that H&M's market share remains relatively low at present, providing opportunities to establish stores in many locations.

We will also continue to grow in our other markets by establishing new stores and developing the existing business.

Our first stores in two new H&M countries – Ireland and Hungary – will open in 2005. Our first Irish store will open in March in a big shopping centre just outside Dublin. In Hungary our first store will open in late autumn. Our expansion into Ireland and Hungary is being assisted by the UK and Austria respectively.

Preparations are also under way ahead of the opening of H&M's first US West Coast store, which is to open in San Francisco in autumn 2005. ■

COUNTRY BY COUNTRY

H&M can now be found in 20 countries around Europe and North America. During the year we opened stores in two new markets, Canada and Slovenia, and enjoyed a very good reception in both countries.



▲ Lexington Avenue, New York.



Sales per market
SEK m
Number of stores
Sweden 124
Norway 75
Denmark 53
UK 91
Switzerland 47
Germany 269
Netherlands 66
Belgium 44
Austria 51
Luxembourg 7
Finland 24
France 64
USA 75
Spain 40
PL, CZ, PT, IT, CA, SI 38
0
5,000
10,000
15,000
20,000

The diagram shows sales in H&M's 20 markets. The countries are listed in the order of entry. The six new markets Poland, the Czech Republic, Portugal, Italy, Canada and Slovenia are shown in the same bar.



▲ H&M's 1,000th store opened in Boulogne-sur-Mer in France.

SE

SWEDEN
YEAR ESTABLISHED: 1947
NO. OF STORES: 124
TURNOVER (SEK M): 5,883
EMPLOYEES: 3,731

H&M's first store was opened in Sweden in 1947. In addition to the company management, H&M's head office in Stockholm is home to the Group's central functions for among other things buying and design.

Sweden is one of H&M's biggest markets with 124 stores and mail order and online business.

H&M's turnover increased by 5 per cent.

H&M Sweden opened four new stores, including a concept store for teenagers with a very trendy profile in the recently opened Brunogallerian mall on Götgatan in Stockholm. The store had a very good reception. A number of stores were refurbished and a few were relocated to better premises. During the year three stores were closed. H&M in Sweden also sells garments by mail order and on the Internet.

NO

NORWAY
YEAR ESTABLISHED: 1964
NO. OF STORES: 75
TURNOVER (SEK M): 4,124
TURNOVER (NOK M): 3,796
EMPLOYEES: 1,509

Norway, H&M's first foreign venture, this year celebrated its 40th year as an H&M market. The brand is well-known, in a 2004 survey it emerged that over 90 per cent of the population is familiar with H&M. The market is well developed with 75 stores spread throughout the country. We are continuing to grow by developing the existing business and through supplementary stores. H&M in Norway also sells garments by mail order and on the Internet.

Sales increased by 10 per cent in local currency.

Six stores were opened, in locations including CC Vest, a shopping centre outside Oslo and in Sortland in Northern Norway. H&M's big flagship store on Karl Johans gate, Oslo's prime shopping street, has been refurbished. In addition, Norway's first H&M Beauty store was launched in the spring.

DK

DENMARK
YEAR ESTABLISHED: 1967
NO. OF STORES: 53
TURNOVER (SEK M): 2,726
TURNOVER (DKK M): 2,229
EMPLOYEES: 1,021

H&M has had a presence in Denmark since 1967. Today there are 53 H&M stores around the country and market coverage is good. H&M in Denmark also sells garments by mail order and on the Internet.

Sales in Denmark developed well and turnover increased by 9 per cent in local currency.

A large full-range store was opened in 2004 in Scandinavia's biggest shopping centre, Fields in Copenhagen. This shopping centre, which is strategically located at the traffic intersection between Copenhagen Kastrup Airport and the city's ring road, has a catchment area extending across the whole of the expansive Öresund region and has already impacted on shopping patterns in the Copenhagen region.

UK

UK
YEAR ESTABLISHED: 1976
NO. OF STORES: 91
TURNOVER (SEK M): 5,602
TURNOVER (GBP M): 419
EMPLOYEES: 3,095

H&M continued its substantial expansion in the UK in 2004 and now has 91 stores across the country. Growth opportunities are good.

H&M's sales in the UK developed well. Turnover increased by 13 per cent in local currency.

H&M opened 12 new stores, including stores in Aberdeen, Reading and Croydon. A further stock warehouse was opened in northern England to facilitate distribution and continued expansion in the north of the country.

NUMBER OF EMPLOYEES: Average number of employees converted into full-time positions.

CH

SWITZERLAND

YEAR ESTABLISHED: 1978
NO. OF STORES: 47
TURNOVER (SEK M): 3,644
TURNOVER (CHF M): 619
EMPLOYEES: 1,222

H&M has had a presence in Switzerland since 1978 and now has stores in most of the country's cities. The potential for growth is therefore limited.

Sales increased by 6 per cent in local currency. H&M benefited from increased interest in value-for-money fashion.

In 2004 a further two stores were opened, including a concept store for children's wear.

DE

GERMANY

YEAR ESTABLISHED: 1980
NO. OF STORES: 269
TURNOVER (SEK M): 17,693
TURNOVER (EUR M): 1,944
EMPLOYEES: 7,936

Germany is the H&M Group's biggest market and accounts for around 28 per cent of sales. Substantial expansion has taken place since the 1990s and at the end of the year the country had 269 stores. H&M is well represented throughout the country.

Sales increased by 7 per cent in local currency.

In total, 34 new stores were opened and four stores closed. The new openings included a large store in Hamburg, which opened in March. In August H&M took over GAP's German operations – ten stores and their staff. The stores are situated in very good locations around Germany and following refurbishment re-opened as H&M stores during the autumn. The Group's first H&M Man stores were opened in Cologne and Munich and enjoyed a very good reception. Concept stores for teenagers were opened in several German cities.

NL

NETHERLANDS

YEAR ESTABLISHED: 1989
NO. OF STORES: 66
TURNOVER (SEK M): 3,939
TURNOVER (EUR M): 433
EMPLOYEES: 1,840

H&M opened its first stores in the Netherlands in 1989. Market coverage is good, but there is still opportunity for continued expansion via supplementary stores.

Sales in the Netherlands increased by 8 per cent in local currency.

There was a high level of activity during the year. Six stores were opened, of which one store was relocated. The Netherlands' first H&M Beauty store opened in The Hague and our biggest store in Amsterdam was rebuilt.

We were pleased to receive the "Human Capital Award 2004" as the company of the year for staff training.

BE

BELGIUM

YEAR ESTABLISHED: 1992
NO. OF STORES: 44
TURNOVER (SEK M): 2,201
TURNOVER (EUR M): 242
EMPLOYEES: 1,132

Our first store in Belgium opened in 1992. H&M is now well established and growth potential is therefore limited.

Sales increased by 9 per cent in local currency.

During the year four stores were opened in Belgium and two stores closed. Belgium's first H&M Beauty store opened in Antwerp.

AT

AUSTRIA

YEAR ESTABLISHED: 1994
NO. OF STORES: 51
TURNOVER (SEK M): 4,159
TURNOVER (EUR M): 457
EMPLOYEES: 1,679

H&M established its first store in Austria in 1994. Since then there has been strong expansion and today H&M is well represented in the country.

Sales increased by 2 per cent in local currency.

Three new stores opened in Austria. One of the stores is at one of the best addresses in Vienna, right in the city centre. This store, which offers a selected range of more tailored garments from our women's and men's collections, also sells our Beauty range.

LU

LUXEMBOURG

YEAR ESTABLISHED: 1996
NO. OF STORES: 7
TURNOVER (SEK M): 282
TURNOVER (EUR M): 31
EMPLOYEES: 122

Luxembourg, with seven stores, is the smallest of H&M's markets in respect to the country's geography and population. The potential for further expansion is limited due to the size of the country.

Sales increased by 5 per cent in local currency.

One new store was opened in 2004. H&M Belgium is responsible for operations in Luxembourg.

FI

FINLAND

YEAR ESTABLISHED: 1997
NO. OF STORES: 24
TURNOVER (SEK M): 1,548
TURNOVER (EUR M): 170
EMPLOYEES: 591

H&M moved into Finland in 1997. There is still room for H&M to expand further in medium-sized cities. H&M in Finland also sells garments by mail order and on the Internet. In the larger cities there is the potential to open supplementary concept stores.

H&M's sales developed well and turnover increased by 17 per cent in local currency.

Three stores were opened in cities new for H&M – Seinäjoki, Jyväskylä and Oulu.

FR

FRANCE

YEAR ESTABLISHED: 1998
NO. OF STORES: 64
TURNOVER (SEK M): 4,436
TURNOVER (EUR M): 487
EMPLOYEES: 2,112

H&M has had a presence in France since 1998 and today there are 64 stores spread out across the country. France is an important expansion market for H&M.

Sales in France were good with an increase of 16 per cent in local currency.

During the year eleven new stores opened. These included two trendy concept stores for teenagers, in Paris and Colmar. It was in Boulogne-sur-Mer in north-west France that the Group's 1,000th store opened in August. Our cosmetics range was also introduced into most stores during the year.

NUMBER OF EMPLOYEES: Average number of employees converted into full-time positions.

US

USA

YEAR ESTABLISHED: 2000
NO. OF STORES: 75
TURNOVER (SEK M): 3,423
TURNOVER (USD M): 464
EMPLOYEES: 2,812

H&M has had a presence in North America since 2000. The USA is a market of great interest for expansion. With 75 stores on the East Coast and in the Chicago region, we have a good base from which to grow further. During the year H&M signed its first lease on the US West Coast, in San Francisco. Our store there will open in autumn 2005.

H&M's sales grew substantially throughout 2004. Sales increased by 37 per cent in local currency.

H&M opened nine stores in the USA over the year. These included our continued expansion in the Chicago region, where four new stores opened.

October saw the biggest opening of the year when we opened a large flagship store on Lexington Avenue, one of Manhattan's prime locations.

ES

SPAIN

YEAR ESTABLISHED: 2000
NO. OF STORES: 40
TURNOVER (SEK M): 1,954
TURNOVER (EUR M): 215
EMPLOYEES: 1,293

H&M's first store in Spain opened in April 2000. H&M has continued to develop positively in Spain, a market that has grown substantially in a short time and where H&M is continuing to grow.

Sales developed well for H&M. Turnover increased by 63 per cent in local currency.

During the year 13 new stores opened, giving us 40 stores in the Spanish market after just five years. Five of the new stores are in Madrid and the others are in large and medium-sized cities such as Bilbao and Valencia or in cities new to H&M such as Seville, Marbella and Leon.

PL

POLAND

YEAR ESTABLISHED: 2003
NO. OF STORES: 15
TURNOVER (SEK M): 462
TURNOVER (PLN M): 235
EMPLOYEES: 390

Poland was a new market for H&M in 2003. The level of activity has been high and we opened nine new stores during the year.

H&M's first full financial year in Poland was very good. Sales have developed steadily, exceeding expectations.

Of the nine new stores, three are in Warsaw and two each in Gdansk and Wroclaw. One of the new Warsaw stores is situated in Poland's biggest shopping centre, Arkadia. In 2004 a stock warehouse was opened to ensure efficient distribution to the stores.

CZ

CZECH REPUBLIC

YEAR ESTABLISHED: 2003
NO. OF STORES: 7
TURNOVER (SEK M): 196
TURNOVER (CZK M): 697
EMPLOYEES: 109

The Czech Republic was a new market for H&M in 2003. The Czech Republic is an exciting market where there is a great interest in fashion and H&M's stores have been very well received.

Sales have developed very well to date.

Five new stores were opened in 2004 of which two in Prague and one each in Brno, Plzen and Budejovice.

PT

PORTUGAL
YEAR ESTABLISHED: 2003
NO. OF STORES: 5
TURNOVER (SEK M): 225
TURNOVER (EUR M): 25
EMPLOYEES: 152

Portugal was a new H&M market in 2003, when three stores were opened. There are now five H&M stores in Portugal.

Sales developed well throughout the year.

At the same time we opened a further two stores. One of the new stores opened in Portugal's second city Porto, the other in Lisbon.

IT

ITALY
YEAR ESTABLISHED: 2003
NO. OF STORES: 3
TURNOVER (SEK M): 237
TURNOVER (EUR M): 26
EMPLOYEES: 158

In September 2003 Italy became a new market for H&M with the opening of the first store in Milan. Italy is an exciting market with a high level of interest in fashion, where H&M has large potential to continue to grow.

H&M has continued to enjoy a good reception and sales growth has exceeded expectations.

H&M's second store in Milan opened in September, in one of the best locations in the city. In November a further store was opened in a large shopping centre in Bergamo.

CA

CANADA
YEAR ESTABLISHED: 2004
NO. OF STORES: 6
TURNOVER (SEK M): 192
TURNOVER (CAD M): 34
EMPLOYEES: 125

Canada is a new H&M market. The reception given to H&M in Canada has been very good and sales exceeded our expectations.

Six stores opened in Toronto in 2004. The first two stores opened in March in two of Toronto's big shopping centres, Fairview Mall and Promenade Mall. We are very pleased with these openings, which also received lot of attention in the Canadian media. In the autumn a further four stores were opened, including a flagship store in the Eaton Centre – Toronto's best shopping mall.

SI

SLOVENIA
YEAR ESTABLISHED: 2004
NO. OF STORES: 2
TURNOVER (SEK M): 60
TURNOVER (SIT M): 1,578
EMPLOYEES: 14

Slovenia became a new H&M market in 2004.

Two stores were opened in Slovenia in autumn 2004, one in Maribor and one in the country's capital, Ljubljana. Their reception exceeded expectations.

Slovenia joined the EU in May 2004 and is an exciting market enjoying strong economic growth.

NUMBER OF EMPLOYEES: Average number of employees converted into full-time positions.





1. INSPIRATION

In H&M's buying and design department the big trends are planned up to a year in advance. It starts with observing and analysing the world around us in order to obtain an overall picture of future trends and customer requirements. Inspiration is drawn from exhibitions, different cultures, magazines, travel, street fashion, fashion history, various trade fairs and other sources.













2. DESIGN

Once various impressions have been charted, the actual design work starts. The themes, colours, fabrics, silhouettes and even certain garment types start to emerge, which is a feel that will permeate the new season's fashion.





BUYING AND DESIGN CREATE H&M'S COLLECTIONS

The buying and design department in Stockholm is where H&M's collections are created. Its task is to find a good balance between the three components that make up H&M's business concept – fashion, quality and the best price – for every target group.

Over 500 people work together to create H&M's collections for women, men, teenagers and children. To meet the needs of customers of all ages, each with their own particular style, we offer many different concepts. In the women's wear department, for example, there are concepts aimed at the sporty woman as well as at the classic and trendy woman.

Customer focus

The most important factor in H&M's success is that customers appreciate our collections. When creating the collections, we always focus on the customer. This means that we constantly ask ourselves who the customer is, what their style is and what they are looking for.

One team for each concept

Each concept has its own team of designers, buyers, assistants, pattern makers and budget controllers as well as a section manager, all of whom work together. Each team tries to produce the right mix of garments for its concept.

The number of people on the team varies depending on the concept. More designers, buyers and pattern makers may work on the larger concepts, e.g. in women's wear, while concepts such as those for teenagers have smaller teams.

Each member of the team has specific skills that are required in order to create the collection. They are united by their common interest in fashion and trends and by their understanding of what customers want.

The fashion triangle identifies future favourites

H&M's method of producing goods that are in demand from customers can be illustrated using a triangle. The bottom of the triangle – its base – symbolises the breadth of the range, with updated classics and fashion basics that sell in large volumes. The basics must always be available in every store and great emphasis is placed on identifying the products that are most in demand at the base of the triangle.

The middle of the triangle represents the current fashion, i.e. items that customers are seeking during the ongoing season. The top of the triangle represents the very latest fashions – the trend garments – that sell in smaller quantities, primarily in the big cities. These trend garments strengthen H&M's image as a fashion company. It is also where we identify many of H&M's future big sellers.

Building up the range

The range in the store is built up by putting together the right mix of basics, current fashion and trend garments. Experience of previous seasons and customer analyses help to determine the trends that we must focus on for forthcoming seasons. What sold best last season? What do customers want? What should we work on more or less at the various stages in the sales periods? What is technically feasible?

The merchandisers in each sales country also provide information on running price development, sales patterns and how sales are developing.

Some trends are planned up to a year in advance as regards colours, materials and models, while the very latest trends are picked up at much shorter notice. They are influenced by inspirational trips all over the world, street trends, exhibitions, films, magazines and various trade fairs at which material, form and colour are studied. ■


HIGH FASHION
FASHION BASICS

The triangle symbolises the breadth of the assortment, from fashion basics to the very trendiest clothes.

ONGOING BUYING DURING THE SEASON

H&M's fashion year consists of two main seasons: Spring/Summer and Autumn/Winter. Buying is continually adapted to the prevailing market conditions and based on signals from our stores concerning what is selling well.

To optimise fashion precision, goods are bought in on an ongoing basis during the year. At the start of the autumn, for example, customers want thin knits and light autumn jackets. Later on in the autumn we stock up the stores with coats, heavy knitwear and other more wintry garments on an ongoing basis. The reverse applies in the spring, which starts with relatively warm garments; these are then gradually replaced by thinner garments as summer approaches. Buying varies with the country and climate. In Mediterranean countries, for example, autumn comes later than in Scandinavia – making the season for winter outerwear in stores much briefer.

"We offer our customers new and updated fashion every day – which is important for our image as a fashion company."

Production offices around the world

H&M has 22 production offices: ten in Europe, ten in Asia and one each in Central America and Africa. The production offices employ approximately 700 people, by far the majority of whom are drawn from the local population. They are responsible for contacts with the approximately 700 independent suppliers that manufacture H&M's products.

The production offices ensure that the buyer places his order with the right supplier, that the goods are produced at the right price and are of good quality, and carries out controls to ensure that production takes place under good working conditions.

Ensuring the safety and quality of the goods largely takes place at the production offices and is the result of extensive testing, including checking for shrinkage, twisting, colour-fastness and dry rubbing, as well as checking that our requirements regarding chemicals have been met.

The right lead time for each item

We are constantly refining our management instruments to make the flow of goods more efficient. One factor that has contributed to cutting lead times is the fact that the production offices are now responsible for dealing with sample garments, i.e. every aspect of their examination and testing.

Lead times vary from two to three weeks up to six months. The different lead times reflect differences in the nature of the goods. It is important to know the right time to order each item. A short lead time is not always best, since the right lead time is a matter of getting the right balance between price, time and quality.

For high-volume fashion basics and children's wear it is clearly advantageous to be able to place orders far in advance. Trendier garments in smaller volumes require considerably shorter lead times and when goods are selling well, we need to be able to get supplementary orders out into the stores within just a few weeks.

Sharing information effectively

Sharing information effectively between the production offices and our suppliers allows fabrics etc. to be bought in early. The actual dyeing and cutting of the garments can then be decided at a later stage in the production process.

We aim to cut lead times further by developing our advance planning. The later an order can be placed, the better becomes the precision and the greater the flexibility – allowing stores to be restocked quickly with the best-selling goods.

H&M's buying method provides a consistent flow of goods with the logistics chain being utilised efficiently in terms of both staffing and premises.

Well-functioning logistics

Logistics is an extremely important matter for H&M. Fast, efficient flows are crucial – both when it comes to supplying goods from a production unit to the store and for the stores' feedback of sales information to the buying department. Getting the right goods in the right quantity to the right store in the right country at the right time requires a well-functioning distribution system. H&M acts both as importer and as retailer, and thus has full control over each link in the chain. Another important factor is the IT support that is constantly being developed and which forms one of the cornerstones of H&M's logistics.

In 2004 more than 600 million garments and accessories were handled. Stock management is carried out virtually entirely within H&M's own organisation, while freight services are bought in from various transport companies. Part of the range is sent by container load directly from the production country to the various sales countries. Another part of the flow of goods travels from the country of manufacture to the sales country via H&M's transit warehouse in Hamburg, Germany.

When the goods arrive at the respective distribution centre they are checked before being transported on to the stores and to the stores' local stock warehouses. They are then used to restock the stores' shelves according to how well each item is selling. New items come into the stores every day, so that customers can always find something new and exciting.

Fashion in 2004

H&M has a wide and varied fashion range for women, men, teenagers and children. H&M's fashion inspires and is a complement to the own wardrobe. Fashion at H&M is basically about giving the customers unsurpassed value through our business concept to offer fashion and quality at the best price.

In 2004 fashion was characterised by a return to the classic and to a more well-dressed style. The biggest spring trend was inspired by the 1950s and women's wear showed knitted twin sets and capri pants so typical of this period, while tennis shirts could be found with narrow







3. BUYING

There is a team of designers, buyers, assistants, pattern makers, budget controllers and a section manager for each concept. Each skill has an important part to play in the concept. To meet different needs and wishes within each concept a number of different collections are created during the year.







4. PRODUCTION

H&M's buying has been carried out on an ongoing basis for a number of years. The buyers are in close contact with our production offices around the world, which are responsible for contacts with the approximately 700 independent suppliers that manufacture our goods.



5. STORES

The time between ordering a garment and it arriving in the stores varies. It may be anything from two to three weeks up to six months, depending on the type of garment. Thanks to an efficient buying process, new goods come into the stores every day so that customers can always find something new and exciting in our range.



trousers in men's wear. The silhouette was narrow but casual and the colour scene was light, with bright fruity colours and pastels combined with black and white.

Autumn fashion was classically British in style, based on tweed or wool and knitwear in lambswool or mohair. For women there were romantic small florals in chiffon and velvet, while the men's collection featured elegant velvet and corduroy or sporty canvas. Shapes remained casual, while colours were autumnal shades such as brown, rust, green and beige, with accents in lilac, turquoise and pink.

Spring fashion 2005

For this spring our design team has been inspired by nature. The colours are drawn from the earth, plants, the sky and the sea. The garments are mainly made of natural fabrics such as wool, cotton and linen. The season's major reference is inspired by the 1970s and folklore, with romantic ethnic colours, patterns and garments. Wide blouses and dresses with cuts rich in detail and decoration are combined with denim in white or faded blue with a worn look. The men's side is colourful with lots of patterns and white, as well as denim.

The biggest new feature this spring is the new more casual silhouette, with the garments being more voluminous. A combination of wide and narrow often provides a new shape. The focus is on the waist and hips, accentuated with belts and low-waisted cuts.

Belts are wide with decorative buckles, hats are mainly for men and women can enjoy an abundance of ethnic jewellery. ■

"H&M's fashion inspires and is a complement to the own wardrobe."

HIGH QUALITY AND SAFETY REQUIREMENTS

H&M's quality, chemical and safety tests form an important and natural part of our care for and service to the customer. Tests are carried out both in our own laboratories and at external facilities. We have our own laboratories at the majority of our production offices around the world, as well as at our head office in Sweden. Around half a million tests are carried out annually and these include everything from flame tests to testing of pH values.

Meticulous quality testing

Tests are carried out at various stages in the production process. Sample garments are tested first; the finished garments are then tested prior to being sent out to stores.

H&M's quality control is an important part of the company's buying work. Inspections start as early as during the production process to ensure the quality of the goods. The production offices have controllers who regularly inspect our suppliers' factories to make sure they are meeting H&M's quality requirements.

Our quality testing includes tests for shrinkage, twisting, colourfastness and dry rubbing. In addition, we test salt and chlorine bleaching, pilling and seam strength. Durability tests are carried out on details such as zippers and press buttons. Flame tests are carried out on all clothing suspected of being easily flammable such as thin and fluffy materials or fabrics with a brushed surface.

Extra high quality requirements for children's wear

When H&M designs clothing for babies and children, our prime concern is for quality and safety. Children's wear has to be extra hard-wearing, because it is laundered more than twice as often as other clothing. H&M has long been a driving force in the safety of children's wear and always follows the strictest rules of all the countries in which it has a presence. One example of our safety-mindedness is detachable hoods on outerwear to reduce the risk of accidents if the child should get caught by the hood while playing. Other examples of our safety-mindedness include no cords or drawstrings around necks and hoods, few details on clothes in order to minimise the risk of accidents and careful checks on buttons. There must be no sharp edges or objects that might present a choking risk. More information on quality and safe children's wear can be found at www.hm.com.

Strict chemical restrictions

H&M's fashion items are produced with the greatest care and consideration for the customer. All H&M's suppliers must abide by a special agreement – H&M's Chemical Restrictions*.

The restrictions include a list of chemicals that are not permitted in our clothes or must not be present above specified levels. Substances on the list include metals such as cadmium, lead and mercury, certain dyes, formaldehyde, PVC and brominated flame retardants.

Neither do we permit nickel content capable of causing allergic reactions in metal parts that are in contact with the skin. Particular consideration is given to substances that could cause skin irritation or allergies or that may be carcinogenic. The products undergo extensive testing to check that all our chemical requirements are met. Most of the tests are carried out at external laboratories.

As an important part of H&M's long-term work against allergies we are participating in European standardisation work aimed at establishing reliable standards for testing allergenic substances.

* H & M Hennes & Mauritz AB and H & M Rowells AB Chemical Restrictions for Textile, Leather, Plastic and Metal products.


Skirt
SEK 198

OUR SOCIAL RESPONSIBILITIES

As an international corporation we have a great responsibility to the world around us. To create good relations with the outside world we must take responsibility for how people and the environment are affected by our activities. CSR, or Corporate Social Responsibility, has become an increasingly important strategic matter for H&M. Taking social responsibility also accords completely with the company's fundamental values.

No factories of our own

H&M does not own any factories. Instead, we buy our clothes and other products from around 700 independent suppliers, primarily in Europe and Asia. A fundamental principle is that our clothes must be manufactured under good working conditions. H&M therefore sets high requirements in this respect and works towards long-term improvement of working conditions for the people producing our goods.

H&M's Code of Conduct

H&M has a Code of Conduct. The Code is aimed at our suppliers. Its guidelines concern improvements in working conditions in the factories. In no circumstances will H&M accept child labour, forced labour or discrimination in any of our suppliers' factories. H&M's Code of Conduct also requires suppliers to observe the laws of the land, to maintain a good working environment and safety, to provide at least the minimum wage prescribed by law and reasonable working hours and to allow freedom of association.

The Code of Conduct is partly based on the UN Convention on the Rights of the Child and ILO conventions on working conditions and employment rights.

Suppliers must observe our Code of Conduct

H&M's suppliers must sign an agreement declaring their intention to comply with the requirements in our Code of Conduct. Not every supplier will meet all the requirements at the start. In order to be accepted as a supplier they must therefore sign a declaration stating that they will implement the improvements required by H&M within a certain specified period.

The application of our Code of Conduct is constantly being developed and requirements are specified in more detail as we learn more about the prevailing circumstances in different areas.

Compliance is checked by inspections

H&M carries out regular inspections of the factories to check how well suppliers are observing the Code of Conduct. Inspections may be carried out with or without notice. In many cases our main suppliers in turn subcontract the production of our products. It is therefore very important that we are able to inspect these factories as well. Auditors with the task to control the following of the Code of Conduct, are employed full-time at H&M's more than 20 production offices to carry out repeated inspections of the suppliers.

There are three areas of which we take a particularly serious view: any incidence of child labour, the use of factories that have not been approved by us and any false documentation (such as falsified overtime reporting). If we find any occurrence of these, we often decide to terminate our cooperation with the supplier permanently.

During the year H&M has also acted in several cases involving the dismissal of factory workers for membership of trade unions. In such cases we have demanded that the person concerned be reinstated.

A new platform for our Code of Conduct

During the year we have worked on producing a new platform for our future Code of Conduct work. It is now time to deepen our dialogue with our suppliers. Until now, our work has primarily focused on establishing a set of rules for our suppliers' conduct and ensuring that they abide by these rules. Now that we have established routines in place, we can go into the causes of the occasional lapses in compliance in greater depth.

We want to increase the realisation among our suppliers that the Code of Conduct and their cooperation with us represent an investment in the future; that our suppliers benefit from the improvements made – as a result of lower staff turnover, increased productivity and higher quality – and that the improvements can also create new business opportunities. The training and education of suppliers' supervisors is a way of increasing knowledge of the positive effects achieved by improved working conditions.

This is a long-term commitment in which constructive dialogue with the factory managers is crucial.

At a meeting by the end of the year we held a gathering of all our auditors in order to establish the new platform and discuss how we can support our suppliers further.

Cooperation across borders for long-term change

The key word for achieving change is cooperation. Not just between H&M and our suppliers, but also – and perhaps to an even greater degree – with fellow-members of our industry, voluntary organisations and trade unions as well as the UN. Our chances will be better if we can coordinate our efforts with other retail corporations, so that we are all working towards the same type of requirements.

H&M is a participant in the UN's Global Compact and supports its ten principles. In doing so we want to show that we respect human rights and are prepared to contribute to sustainable development within the areas that we are able to influence. H&M also supports the OECD's guidelines for multinational enterprises and is a member of the Amnesty Business Forum.

During the year H&M also entered into a three-year cooperation agreement with UNICEF in which H&M undertakes to support two of UNICEF's programmes, one helping girls in 25 countries to get an education and the other programme is about preventing the spread of HIV/AIDS in Cambodia.

CSR training in Bulgaria

Bulgaria is one of H&M's production countries. During the year H&M, together with others, including three other clothing companies, took part in an EU-funded project to



PHOTO: UNICEF, MARIELLA FURRE

▲ In 2004 H&M entered into a three-year cooperation agreement with UNICEF to support two programmes in the third world. One programme is aimed at helping girls with education and the other is about preventing the spread of HIV/AIDS in Cambodia.

educate the Bulgarian textile industry in CSR matters – an important preparation for the country's application for membership of the EU.

As part of the project, factory managers, workers and trade union representatives received training in how to improve working conditions and increase productivity and quality. The aim is that by taking the lead on CSR issues, the factories in Bulgaria will be better able to compete with manufacturers in regions such as Asia.

Training project in Bangladesh

In Bangladesh H&M has started cooperating with a local organisation to educate factory employees regarding their workers' rights. Particular emphasis has been placed on educating women in matters such as labour legislation, equality and maternity rights.

H&M included in CSR-related share indexes

As a mark of recognition of our CSR work H&M has been included in a number of share indexes that take account of companies' CSR work, including the Dow Jones World Sustainability Index and the FTSE4Good. ■

H&M'S CSR REPORT

Since 2002 H&M has issued a yearly CSR report. The report describes in detail H&M's work towards meeting its voluntary commitments in respect of environmental and social responsibility. Above all, it describes our efforts to ensure that our suppliers respect human rights and offer their employees good working conditions. Our environmental work both internally and in respect of our suppliers is also described in the report.

The CSR report for 2004 will be available from April 2005 at www.hm.com/csr.

H&M's Code of Conduct comprises eight sections:

1. Legal requirements
2. Child labour
3. Safety
4. Workers' rights
5. Factory conditions
6. Housing conditions
7. Environment
8. Monitoring and enforcement

H&M AND THE ENVIRONMENT

H&M's environmental work is carried out systematically within the framework of the CSR department's work and is largely integrated with social responsibility issues. Our aim is to carry on environmental work as part of our day-to-day work in every area of the company's activities.

H&M's overall environmental objectives

H&M has established six overall environmental objectives that stipulate the long-term orientation of its environmental work. Within each overall objective, work over the years has been aimed at the efforts described below.

■ *Environmental awareness – promotion of environmental awareness among our employees and suppliers.*
H&M carries out ongoing training programmes to increase knowledge and awareness of environmental issues among its suppliers and employees. In 2004 this training focused on environmentally efficient transport, more efficient logistics and increased recycling in stores.

■ *Respect for nature – caution in decision-making out of respect for nature.*
Not using chemicals that may be dangerous or harmful to nature is important in all our operations. H&M actively endeavours to replace hazardous substances with better alternatives. We apply the precautionary principle: in other words, we ban substances that may conceivably be harmful to man or the environment at an early stage. Our suppliers therefore have to guarantee that our products do not contain prohibited substances.

H&M supports the principles of REACH, the chemicals legislation proposed by the EU. These include among other things that the chemicals industry must take clearer responsibility by providing its customers with sufficient and accurate information on contents, environmental effects, etc., which will facilitate H&M's work on avoiding chemicals hazardous to health or the environment in its products.

■ *Sustainable use of resources – resource conservation, recycling and reduction of waste.*
In our stores we take the environment into consideration as far as possible by applying resource-conserving solutions and using resources efficiently. Energy consumption is the biggest individual environmental aspect in stores. We are therefore trying to reduce consumption, for example through management of how our stores are lit and the use of low-energy lighting.

During the year H&M reduced its consumption of plastics by avoiding unnecessary packaging, but also by reducing the thickness of the plastics used in packaging. H&M is actively working to increase recycling of sign materials and clothes hangers. In 2004, for example, we recycled over 4,000 tonnes of hangers.

■ *Healthy products – products that are safe to use and harmless to the environment.*
An important part of H&M's environmental work involves restricting the use of chemicals that are harmful to health and the environment. A large number of chemicals are therefore banned from our products. All the limit values and prohibitions are collected in H&M's chemical restrictions. Our suppliers sign an agreement undertaking to comply with the restrictions. Products undergo regular testing to check that the chemical requirements are met. Most of the tests are carried out at external laboratories.

Our chemical restrictions have been updated six times since 1995, most recently in 2003. The restrictions now encompass a total of 144 substances. Substances that must not be present in H&M's products include lead, cadmium, mercury, PVC, certain dyes, organotins and brominated flame retardants. Through these restrictions we contribute to reducing the environmental impact of the production stage and encourage the recycling of worn-out goods.

During the year H&M took the decision to sell environmentally-labelled baby clothes. From 2005 onwards our stores will offer basic baby garments that are labelled with the EU Flower. Manufacturers of clothing labelled with the EU Flower must be able to demonstrate that they meet certain requirements in respect of health, quality and the environment. All products labelled with the EU Flower have been checked by independent organisations to guarantee that they meet the strict requirements.

■ *Clean production chain – sustainable production and production methods throughout the supply chain.*
We set environmental requirements in our Code of Conduct. We require our suppliers to comply with local environmental legislation and to have all the necessary permits and licences for their activities. To monitor and follow up environmental aspects better we have produced a checklist of environmental aspects that is used during inspection of our suppliers' factories. It includes matters such as water treatment and how chemicals and hazardous waste are dealt with.

The greatest environmental impact comes from cotton growing and the dyeing of cloth, i.e. long before the sewing of H&M's clothes is started. H&M is therefore working with some suppliers, for example to improve water treatment in various types of wet processes.
With effect from September 2004 we have tightened up our requirements in respect of water treatment at our suppliers' dyeworks and laundries.

In the longer term we are working to encourage the factories to adopt cleaner production methods by avoiding unnecessary spillage, reducing waste volumes and reducing water consumption.

■ *Green transport – clean and efficient transport with limited influence on the climate.*
During the year we decided to reduce carbon dioxide emissions from our business by a total of 10 per cent (in relative numbers) over the coming five years. The primary source of carbon dioxide within H&M is energy consumption in our stores and distribution centres. Outside H&M, the transportation of goods is the biggest source of emissions. Work is therefore in progress with a view to reducing the impact that our transportation has on the environment.

H&M also wants to increase environmental thinking among freight companies and in recent years these have therefore completed environmental declarations for transport by road, rail and sea/waterway. Those transporting goods by road must meet six minimum requirements, including engine class, fuel type and driver training in fuel-efficient driving. H&M carries out random checks to ensure that the freight companies are meeting the minimum requirements. ■


Rugby-shirt
SEK 129
Hooded
Sweatshirt
SEK 198

H&M'S ENVIRONMENTAL POLICY

Continuous improvements are significant for all H&M activities. This includes our environmental effort, which is conducted within the framework of our business operations. H&M's business concept is to give our customers unsurpassed value by offering fashion and quality at the best price.

Our quality concept is based on ensuring that our customers are satisfied with our products and H&M as a company. To this end, we are committed to acting responsibly in our community. We shall also cooperate with our suppliers to improve the social and environmental standards in the factories that manufacture H&M clothing, thereby contributing to sustainable development in these areas. To achieve this goal, H&M has adopted the following principles:

We shall...

- always consider the health and safety of our employees and customers. By adopting the precautionary principle, we will continuously update our restrictions against the use of environmentally and health hazardous chemicals in the production of our garments and other products,
- continuously update ourselves on environmental news and legislation. We will not be content to follow existing environmental legislation, but will in certain areas do more than the law requires,
- conduct our business in a manner that utilises natural resources as efficiently as possible,
- develop new and continuously improve existing environmental requirements concerning the purchase of products and services,
- train, inform and motivate our employees to participation and responsibility, thereby making environmental work an integrated part of H&M daily routines,
- specify for our suppliers our position regarding behaviour towards the environment and human rights and follow up to ensure that our suppliers improve their operations according to these requirements.

COMMUNICATING THE H&M BRAND

The purpose of H&M's communication is to build the brand in the longer term. Much of H&M's credibility is based on the way we communicate with the world around us. Both internal and external communications must therefore be characterised by an open attitude, clear messages, objectivity, accessibility and sensitivity.

We communicate and convey our brand – which is one of our most important assets – via a number of different channels. The main forum for communication is via our stores. We also communicate via the media, advertising in magazines, on television, billboards and the Internet – as well as through our employees. To provide continuity in all our communication the source must always be clear and the messages consistent, so that customers always feel at home.

The store is our primary information channel

The store is definitely H&M's main information channel, since it is our interface with our customers. As representatives of H&M, our store employees have a very important role to play in respect of our customers.

The stores must offer a comfortable environment that helps strengthen the shopping experience, with the shop window a central point for showing people what we have to offer. H&M also puts a lot of work into keeping customers informed through the way the goods are presented and information on garment labels. To provide information on where the garments are produced all H&M garments are labelled with the country of origin in a visible place on the label.

The way we present our goods is designed to provide customers with guidance and to inspire them. It is essential to allow them to find their way about the store easily and to suggest exciting combinations of H&M's garments. Each store follows guidelines provided for presentation of the goods, but within this framework there is plenty of room for their own creativity. Just as important as the fact that each store is unique is the matter of creating the right H&M feel, which must be the same in all our sales countries.

The same message via different channels

We communicate our business concept – fashion and quality at the best price – through a number of advertising campaigns each year. The advertisements are our way of inviting customers into our stores in an attractive and informative way. The central message of the campaigns is to show our collections.

All H&M's advertisements are produced centrally at the head office in Stockholm in cooperation with external creative professionals. This means that the advertisements are largely the same in all our markets, but the media mix is adapted to local needs and circumstances. The message is communicated via a number of channels such as our stores, billboards, magazines, catalogues and the Internet, as well as TV and cinema commercials.

H&M's advertisements have a major impact and there is often great interest in our advertising campaigns. Our ambition is therefore to communicate a positive and healthy image. Since this is always the basic idea behind our choice of models, we use different characters and a mixture of styles, looks and ages.

H&M launches a number of big campaigns each year, with smaller campaigns in between. The campaigns are naturally linked to the current season and are designed to signal the arrival of the new collections and to generate curiosity concerning the new seasonal range in the stores. Our ambition is that the campaigns should to be inviting and have the ability to surprise.

PR strengthens the brand and makes it clearer

To strengthen and clarify the brand in a cost-effective way H&M regularly carries out various communications and PR activities. Communicating what H&M stands for and what we offer customers are the central messages.

H&M is in contact with the media, both the business press and the fashion press, on an ongoing basis. The media are invited to various press gatherings in the sales countries, where H&M's fashion and trends are shown. These gatherings provide opportunity for dialogue and generate interest in the forthcoming collections.

The big PR event of the year was undoubtedly our cooperation with fashion designer Karl Lagerfeld, which received a great deal of attention in all H&M's markets and even far beyond these.

The launch of the collection took place at a major press event in Paris, to which over 1,100 guests were invited. The collection was positively received by both customers and the media. We see this cooperation as clear confirmation of the strength of our business concept, in which design is not a matter of price.

H&M Wallpaper and H&M Magazine

Among the different ways that we pass on information and strengthen our corporate culture are our internal wall-posted newspaper H&M Wallpaper and our fashion magazine H&M Magazine. H&M Magazine describes the fashion and the latest trends and is aimed equally at both staff and customers.

Financial information

The H&M share is one of the most traded shares on the Stockholm Stock Exchange, and today the company has over 175,000 shareholders. H&M communicates continuously with the business press and financial markets, for example by holding press conferences and telephone conferences for journalists and analysts when the quarterly reports are published.

Sales figures are published monthly. H&M's Investor Relations (IR) function is responsible for ongoing contact with the financial markets.

H&M's website reaches many different target groups

H&M's website, www.hm.com, is aimed primarily at our customers, but also at the general public, the media, the financial markets and shareholders.

The aim is to make it easy for people to find information and news on our website about H&M and its advertising campaigns, collections, markets and stores. The website also has a job opportunities page for those interested in working for H&M. ■


Chiffon-
Bluse
39,90
Rollkragen-Pullover
39,90


Karl Lagerfeld
pour

EMPLOYEES INVALUABLE IN UPHOLDING OUR CULTURE

At the end of the year H&M had more than 45,000 employees. The average number of employees was 31,701 (converted into full-time positions), 20 per cent of whom were male.

H&M's strong corporate culture – the spirit of H&M – has existed ever since the days of H&M's founder, Erling Persson. This strong culture is of great value and is a contributory factor to H&M's successes over the years.

H&M's fundamental values

The spirit of H&M is based on a number of values that describe in simple terms how we want to work. These are in turn based on our business concept – fashion and quality at the best price.

The fundamental values behind the spirit of H&M are among other things common sense and own initiative.

Within H&M we provide room for people to make their own decisions and take responsibility, and employees get regular feedback on their performance. It is an important part of H&M's culture that responsibility is delegated to the stores. Great engagement is essential and own initiatives should be taken within certain given confines. Creativity and job satisfaction increase when there is a good working environment.

Employees in focus

Our employees' commitment makes a major contribution to H&M's successes. We believe in individuals' abilities and encourage our employees to develop further. Respect for the individual is a fundamental value at H&M. This applies to everything from fair pay, reasonable working hours and freedom of association to the opportunity to grow and develop with the company.

Internal recruitment takes precedence

H&M principally recruits internally. Employees recruited from outside the company primarily join the company as sales staff for the stores, who later form a good recruitment base for positions of responsibility both within the stores and in other areas of H&M. This gives our employees every opportunity to develop continually, while at the same time ensuring that the spirit of H&M is spread throughout the company.

Job rotation and skills development

Job rotation is common at H&M. In the stores, for example, duties may vary between the cash desk, fitting rooms and deliveries to goods display, advertising and campaigns. Working in the store provides very important experience and is a way of getting to know H&M from its very foundation.

Attracting and retaining skilled staff is important for H&M's success. We therefore work constantly on skills development and all training is carried out within our own organisation. However, the biggest knowledge gain is made through active learning on the job.

All new members of staff are given a mentor. Newly appointed employees complete an introduction programme and thereafter receive regular training as needed in customer care, textiles and display.

The introduction programme guarantees that everyone has an equal grounding in and insight into H&M's way of working. Management training is also carried out, with the emphasis on being a good communicator of H&M's values and setting a good example in this respect.

Transferring the culture to new stores and countries

When H&M opens a new store the employees get support from experienced staff at established H&M stores. They help to build up the store, recruit staff and run the business. In addition, they are important bearers of the culture who help pass on H&M's values to the new employees in a simple way. All this creates cross-border understanding, creativity and commitment.

Generally, H&M employees within a country assist each other. When H&M opens stores in new countries, it is even more important to provide support and to transfer knowledge from staff in established countries. Employees with language skills stay to help out during the start-up phase. Often a number of specialists will relocate to the new country for a longer period in order to pass on their specialist skills, so that the business can get going quickly.

Transferring knowledge and the culture to our new countries of Canada and Slovenia has been made considerably easier by the fact that their neighbouring countries have assisted with construction, warehousing, administration and training. The basic framework is already in place there and committed employees have ensured that the new countries have gained the knowledge and natural understanding of H&M's values that is so important when expanding the business.

Organisation

The company management is based at H&M's head office in Stockholm. Stockholm is also where the main functions for buying and design, finance, accounts, expansion, interior design and display, advertising, IR, communications, human resources, logistics, security and IT are located.

H&M has 14 country offices that are responsible for the various functions in each sales country. The country office in Belgium is responsible for administration of the Luxembourg stores.

H&M also has 22 production offices which take care of contacts with our approximately 700 independent suppliers. There are ten production offices in Europe, ten in Asia and one each in Central America and Africa. ■

The commitment of H&M's over 45,000 employees is ▶ one of the keys to H&M's success. Here is some of the staff gathered at the opening of one of our flagship stores on Lexington Avenue in New York.



EXTERNAL FACTORS INFLUENCING H&M

A number of factors may affect H&M's results and business. Most of these can be dealt with by internal routines, while others are largely affected by external factors.

Fashion

Working in the fashion industry is a risk in itself. Fashion is a perishable item and there is always a risk that a collection will not be well received by customers.

Within each concept H&M must have the right volumes and achieve the right balance in the mix between fashion basics and the trend fashion that is so important for H&M's image. To optimise the fashion precision H&M is working with onging buying during season. Production of garments with a high fashion content is also being commissioned in Europe, where lead times are shorter. This allows production to be adapted to customer demand more quickly.

H&M has sales operations in 20 countries on two continents. Although purchasing patterns are relatively similar in the various markets, differences do occur. The start of the season varies between countries, for example, as does the length of the season. Consequently both delivery dates and volumes of goods for the different stores are adjusted to match.

The weather

H&M's goods are bought in and launched in stores on the basis of normal weather patterns, i.e. assuming that autumn will arrive when it should according to the statistics and will maintain a certain temperature. Major departures from the norm will affect sales. The effect will be greatest if there are major departures at the beginning of a season.

The economic cycle

In 2004 economic growth remained weak in some of H&M's markets, resulting in generally weaker demand. It is difficult to measure how an economic downturn will affect H&M's sales, but historically it has emerged that H&M does not tend to see any significant reduction in sales when there is a downturn in the economic cycle.

Currency hedging

The most significant purchase currencies for the Group are the US dollar and the euro. Fluctuations in the dollar/euro exchange rate form the largest individual transaction exposure within the Group.

To hedge against fluctuations in the dollar rate and thus reduce the effects of future exchange rate movements, the US dollar is secured under forward contracts on an ongoing basis throughout the year.

Since the sole aim of this currency management is to reduce risk, only actual exposure is hedged.

In addition to the transaction exposure arising from purchases in foreign currencies, the Group is affected by currency fluctuations as a result of the receivables and liabilities that arise continuously between Group companies. The introduction of the euro has reduced this exposure somewhat. The majority of the remaining risk is hedged through forward contracts.

During the year the US dollar continued to weaken, which resulted in gradual reductions in buying costs as the forward hedging matured. The lower purchase costs were passed on to customers in the form of lower prices. Price per item was in average 4 per cent lower than previous year.

Translation effects

In addition to the effects of transaction exposure, translation effects also affect the Group's result. These arise when a foreign subsidiary's profit/loss is converted into Swedish kronor in order to be consolidated in the Group accounts.

The underlying profit/loss in each market may be unchanged, but then either reduces or increases when converted into Swedish kronor.

Translation effects also arise in respect of the Group's net assets on consolidation of the foreign subsidiaries' balance sheets. No equity hedging is carried out for this risk.

Liquidity management

Liquid surplus funds are invested short-term in banks or government securities in the currency of the company in question. During 2004 the longest investment period has been six months. The Group does not use any derivative instruments in the interest-bearing securities market.

The Group does not trade in shares or similar instruments. ■

ADMINISTRATION REPORT

The Board of Directors and Managing Director of H & M Hennes & Mauritz AB (publ), corporate identity number 556042-7220, domiciled in Stockholm, submit herewith their annual report and consolidated accounts for the financial year 1 December 2003 to 30 November 2004.

BUSINESS

The Group's business consists of the sale of clothing and cosmetics to consumers.

H&M's business concept is to offer fashion and quality at the best price. The business is operated from leased store premises as well as via mail order and the Internet. At the end of the financial year store sales were carried on at 1,068 stores in 20 countries and mail order and Internet shopping was offered in Sweden, Norway, Denmark and Finland. H&M's own buying and design department creates the collections, which are then produced by nearly 700 external suppliers in around 20 countries.

The best price is achieved by having few middlemen, buying in large volumes, getting the right product from the right market, cost-consciousness at every stage and having efficient distribution.

Quality checks are carried out continually in order to ensure that the products are of good quality.

SIGNIFICANT OCCURRENCES

During the year, 136 stores were opened: 34 in Germany, 13 in Spain, 12 in the UK, eleven in France, nine each in Poland and the USA, six each in Norway, the Netherlands and Canada, five in the Czech Republic, four each in Sweden and Belgium, three each in Austria and Finland, two stores each in Denmark, Switzerland, Portugal, Italy and Slovenia, and one in Luxembourg. 13 stores were closed. Of the net increase of 123 stores, 66 were opened and four were closed in the fourth quarter. The total number of H&M stores thereby amounted to 1,068 (945) as of 30 November 2004.

During the year H&M opened stores in two new markets: Canada and Slovenia. The reception was very good in both markets. Our simplified opening procedure, in which the neighbouring countries assist with administration and product supply, has now been successfully practised in six new markets. In each case it has meant that we were able to become established more quickly and that the costs were considerably lower than would otherwise have been the case.

During the year the buying department was divided in two, one section focusing on production and the other on the product range, partly in order to meet future requirements but also in order to focus more clearly on customer groups and range composition.

SALES

Turnover excluding VAT for the H&M Group increased during the past financial year by 11 per cent (with comparable exchange rates, the increase was 12 per cent) compared with the previous year and amounted to SEK 53,695.0 m (48,237.7). Turnover including VAT was SEK 62,985.9 m (56,550.0).

PROFITS

Gross profit for the year amounted to SEK 30,718.0 m (27,092.6), which corresponds to 57.2 per cent (56.2) of sales.

After deduction of selling and administrative expenses, operating profit was SEK 10,667.3 m (9,223.0). This corresponds to an operating margin of 19.9 per cent (19.1). Operating profit has been charged with depreciation according to plan of SEK 1,232.2 m (1,125.6).

Group financial net income amounted to SEK 338.0 m (385.7). Profit after financial items was SEK 11,005.3 m (9,608.7), an increase of 15 per cent.

After deduction of taxes of SEK 3,730.5 m (3,222.8), profit for the year amounted to SEK 7,274.8 m (6,385.9). The profit achieved corresponds to earnings per share of SEK 8.79 (7.72).

Net profit for the year has been negatively affected by currency translation effects of SEK 87.0 m compared with the previous year. The translation effects arise when the foreign subsidiaries' profit/loss is converted into Swedish kronor in order to be consolidated in the Group accounts.

Return on shareholders' equity was 34.4 per cent (32.6) and return on capital employed was 51.9 per cent (48.9).

LIQUIDITY AND FINANCING

The Group balance sheet total increased by 9 per cent, amounting to SEK 28,127.3 m (25,761.7) on 30 November 2004.

During the year, the H&M Group generated a positive cash flow from current operations of SEK 8,568.3 m (6,235.9). SEK 1,588.5 m (1,274.0) was invested through net acquisitions of fixed assets.

Cash flow for the year amounted to SEK -1,262.2 m (-9.9). The dividend to shareholders was SEK 4,965.2 m (4,965.2) and financial investments amounted to SEK 3,250.0 m (-).

Financial assets amounted to SEK 15,051.3 m (13,193.5).

Stock-in-trade increased by 2 per cent and amounted to SEK 5,141.6 m (5,050.1). Stock-in-trade in relation to turnover was 9.6 per cent (10.5) and 18.3 per cent (19.6) in relation to total assets.

The Group's debt ratio was 0.2 per cent (0.2). The share of risk-bearing capital was 82.5 per cent (81.6).

The Group's equity on 30 November 2004 was SEK 22,209.0 m (20,096.7), which apportioned to the 827,536,000 outstanding shares equals SEK 26.84 (24.28) per share.

FUTURE DEVELOPMENT

H&M's objective is to increase the number of stores by 10 to 15 per cent new stores each year while at the same time increasing sales at existing stores.

In the 2004/05 financial year 145–155 stores are planned to open, with 12 closures planned. H&M's main expansion will take place in Germany, the UK, France, Spain, the USA, Poland and Italy. Two new markets will be added in 2005, Ireland and Hungary.

In spring 2005 the Group's first store in Dublin, Ireland will open, to be followed by a further two stores in the autumn. H&M's organisation in the UK will be responsible for product supply and administration.

H&M will open its first store in Hungary in autumn 2005 in Budapest. This establishment will be taken care of by H&M's organisation in Austria.

ADJUSTMENT TO IFRS

During the year the Group continued its work on bringing its accounts into line with the new IFRS rules (International Financial Reporting Standards), which in H&M's case will be applied for the first time in the 2005/06 financial year. For further information refer to the notes to the financial statements under the heading IFRS.

DIVIDEND POLICY

The improved profits in recent years have provided the Group with liquidity that is currently judged to be above that which may be required of H&M's continued strong expansion. In view of this, the Board of Directors feels that H&M's divided policy should be changed.

H&M's financial goal is for the company to continue to enjoy healthy growth as well as to be ready to exploit future business opportunities. It is essential that expansion, as in the past, continues with the same high degree of financial strength and continued freedom to act.

Dividends should equal around half of the profit after taxes. In addition, the Board of Directors may propose that the calculated surplus liquidity can also be distributed.

For this reason, the Board of Directors will propose to the Annual General Meeting a dividend of SEK 8.00 per share (previous year ordinary dividend of SEK 2.90 and bonus dividend of SEK 3.10, totalling SEK 6.00).

BOARD OF DIRECTORS' WORK

Since the Annual General Meeting on 28 April 2004 the Board of Directors has had 13 members, of which four are deputy members (eight men and five women). The Board of Directors met six times during the financial year. At the statutory meeting following the AGM Stefan Persson was re-elected Chairman of the Board and rules of procedure were adopted for the Board, the audit committee and the election committee. The Board's rules of procedure regulate matters such as the distribution of work between the Board and the Managing Director, financial reporting, investments and financing policy. The rules also call for the Board to hold five ordinary meetings annually, the statutory meeting not included. In its work the Board of Directors has kept abreast of the financial development and position of the Group, made decisions on investments for the forthcoming financial year, resolved on expansion into new markets and kept up-to-date on organisational changes. Auditor Åke Hedén reported on the year's audit work when the Board dealt with the proposed annual report.

AUDIT COMMITTEE

During the year the audit committee, with Stig Nordfelt as Chairman and Werner Hofer and Bo Lundquist as members, held two minuted meetings. The committee dealt with matters concerning the company's financial reporting as well as the scope and orientation of the audit. It also established guidelines concerning which services other than auditing the company may procure from the company's auditors.

Auditor Åke Hedén participated in both meetings and reported back on the audit work.

NOMINATING COMMITTEE

In accordance with the decision of the Annual General Meeting on 28 April 2004, a nominating committee has been formed. The nominating process took place such that at the end of August 2004 the members of the nominating committee were appointed by the principal shareholder and the five next largest shareholders. The committee was composed as follows:

SHAREHOLDER	REPRESENTATIVE
Stefan Persson and family	Stefan Persson
Lottie Tham	Lottie Tham
Robur fonder	Marianne Nilsson
Alecta	Tomas Nicolin
AMF Pensionsförsäkrings AB	Tor Marthin
Nordea fonder	Peter Rudman

The nominating committee held one minuted meeting. ■

INCOME STATEMENTS

1 December – 30 November
(SEK m)

	GROUP		PARENT COMPANY	
	2003/04	2002/03	2003/04	2002/03
Turnover, including VAT	62,985.9	56,550.0	6,658.6	6,284.0
Turnover, excluding VAT, Notes 1, 2, 3	53,695.0	48,237.7	5,362.9	5,069.0
Costs of goods sold, Notes 3, 4, 5	-22,977.0	-21,145.1	-1,617.8	-1,729.7
GROSS PROFIT	**30,718.0**	**27,092.6**	**3,745.1**	**3,339.3**
Selling expenses, Notes 3, 4, 5	-18,927.7	-16,827.3	-2,183.9	-1,913.9
Administrative expenses, Notes 3, 4, 5, 6	-1,123.0	-1,042.3	-465.9	-459.9
OPERATING PROFIT, Note 1	**10,667.3**	**9,223.0**	**1,095.3**	**965.5**
Result from financial investments				
Dividend from subsidiaries	–	–	7,405.8	3,923.1
Interest income	341.2	388.5	192.2	177.5
Interest expense	-3.2	-2.8	-0.5	-1.1
PROFIT AFTER FINANCIAL ITEMS	**11,005.3**	**9,608.7**	**8,692.8**	**5,065.0**
Appropriations, Note 7	–	–	-291.1	-279.4
Taxes, Note 8	-3,730.5	-3,222.8	-281.8	-245.0
PROFIT FOR THE YEAR	**7,274.8**	**6,385.9**	**8,119.9**	**4,540.6**
Profit per share, SEK	8.79	7.72	–	–
Number of shares: 827,536,000				

Turnover incl. VAT, SEK m


60,000
50,000
40,000
30,000
20,000
10,000
0
99/00
00/01
01/02
02/03
03/04
Group
Abroad

Turnover including VAT has increased by over 75 per cent over the past four years.

Turnover by market incl. VAT, SEK m


03/04
02/03
20,000
15,000
10,000
5,000
0
Sweden
Norway
Denmark
United Kingdom
Switzerland
Germany
Netherlands
Belgium
Austria
Luxembourg
Finland
France
USA
Spain

Turnover in the new countries – Poland, the Czech Republic, Portugal, Italy, Canada and Slovenia – amounted to SEK 1,372 m.

Profit after financial items and net profit for the year, SEK m


12,000
10,000
8,000
6,000
4,000
2,000
0
99/00
00/01
01/02
02/03
03/04
Profit after financial items
Net profit for the year

Profit after financial items increased by 15 per cent compared with the previous year, amounting to SEK 11,005.3 m.

BALANCE SHEETS

30 November
(SEK m)

ASSETS	GROUP		PARENT COMPANY	
	2004	2003	2004	2003
FIXED ASSETS				
Intangible Assets				
Renting rights, Note 9	101.4	111.7	-	-
Tangible Assets				
Buildings and land, Note 9	437.2	460.1	67.9	71.0
Equipment, tools, fixtures and fittings, Note 9	5,992.0	5,663.9	450.2	466.7
	6,429.2	6,124.0	518.1	537.7
Financial Assets				
Shares and participation rights, Note 10	–	–	8.5	8.5
Long-term receivables, subsidiaries	–	–	24.0	24.0
Other long-term receivables	146.0	119.7	12.3	9.4
Deferred tax receivables, Note 8	35.0	86.3	8.3	7.0
	181.0	206.0	53.1	48.9
TOTAL FIXED ASSETS	**6,711.6**	**6,441.7**	**571.2**	**586.6**
CURRENT ASSETS				
Stock-in-trade	5,141.6	5,050.1	604.6	625.5
Current receivables				
Accounts receivable, trade	712.9	617.0	411.1	354.1
Accounts receivable from subsidiaries	–	–	3,344.1	3,418.7
Other receivables	98.9	81.4	26.2	14.6
Prepaid expenses accrued income, Note 11	411.0	378.0	78.3	53.3
	1,222.8	1,076.4	3,859.7	3,840.7
Short-term investments, Note 12	12,566.9	7,267.3	5,670.1	2,194.8
Cash and bank balances	2,484.4	5,926.2	301.4	488.1
TOTAL CURRENT ASSETS	**21,415.7**	**19,320.0**	**10,435.8**	**7,149.1**
TOTAL ASSETS	**28,127.3**	**25,761.7**	**11,007.0**	**7,735.7**

Risk capital


20
15
10
5
0
100
80
60
40
20
0
00/01
01/02
02/03
03/04
Risk capital, SEK m
Share, %

H&M's share of risk capital remained high at 82.5 per cent.

Stock-in-trade


5,000
4,000
3,000
2,000
1,000
0
18
15
12
9
6
3
0
99/00
00/01
01/02
02/03
03/04
Stock-in-trade, SEK m
Stock-in-trade in per cent of turnover excl. VAT, %

The stock-in-trade at the end of the year was SEK 5,141.6 m and equalled 9.6 per cent of turnover, which is a historically low level.

BALANCE SHEETS

30 November
(SEK m)

EQUITY AND LIABILITIES	GROUP		PARENT COMPANY	
	2004	2003	2004	2003
EQUITY				
Restricted Equity				
Share capital, Note 14	206.9	206.9	206.9	206.9
Restricted reserves	2,538.5	2,411.3	87.8	87.8
	2,745.4	2,618.2	294.7	294.7
Non-restricted Equity				
Profit brought forward, Note 15	12,188.8	11,092.6	243.9	667.8
Profit for the year	7,274.8	6,385.9	8,119.9	4,540.6
	19,463.6	17,478.5	8,363.8	5,208.4
TOTAL EQUITY	**22,209.0**	**20,096.7**	**8,658.5**	**5,503.1**
Untaxed reserves, Note 16	-	-	1,329.7	1,038.6
Provisions				
Provisions for pensions, Note 17	41.2	36.0	29.6	25.1
Provisions for deferred tax liabilities, Note 17	992.0	925.2	-	-
	1,033.2	961.2		
Current Liabilities				
Accounts payable, trade	1,092.3	1,154.7	432.1	492.9
Accounts payable, subsidiaries	-	-	15.6	100.6
Income tax liabilities	778.2	1,084.3	90.5	148.3
Other liabilities	1,246.1	862.2	110.0	91.5
Accrued expenses and deferred income, Note 18	1,768.5	1,602.6	341.0	335.6
	4,885.1	4,703.8	989.2	1,168.9
TOTAL EQUITY AND LIABILITIES	**28,127.3**	**25,761.7**	**11,007.0**	**7,735.7**
Securities provided	-	-	-	-
Contingent liabilities, Note 19	8,949.1	8,939.4	8,949.1	8,939.4

CHANGE IN SHAREHOLDERS' EQUITY

(SEK m)

GROUP

	Share capital	Restricted reserves	Unappropriated earnings	Total share-holders' equity
Shareholders' equity 1 December 2003	206.9	2,411.3	17,478.5	20,096.7
Dividend	–	–	-4,965.2	-4,965.2
Capital shares in untaxed reserves etc.	–	143.5	-143.5	–
Refunded dividend	–	–	0.7	0.7
Translation differences*	–	-16.3	-181.7	-198.0
Profit for the year	–	–	7,274.8	7,274.8
Shareholders' equity 30 November 2004	**206.9**	**2,538.5**	**19,463.6**	**22,209.0**
Shareholders' equity 1 December 2002	206.9	2,256.4	16,624.4	19,087.7
Dividend	–	–	-4,965.2	-4,965.2
Capital shares in untaxed reserves etc.	–	202.3	-202.3	–
Refunded dividend	–	–	0.7	0.7
Translation differences*	–	-47.4	-365.0	-412.4
Profit for the year	–	–	6,385.9	6,385.9
Shareholders' equity 30 November 2003	**206.9**	**2,411.3**	**17,478.5**	**20,096.7**

* At the end of the financial year accumulated translation differences amounted to SEK -504.1 m (-306.1).

PARENT COMPANY

	Share capital	Restricted reserves	Unappropriated earnings	Total share-holders' equity
Shareholders' equity 1 December 2003	206.9	87.8	5,208.4	5,503.1
Dividend	–	–	-4,965.2	-4,965.2
Refunded dividend	–	–	0.7	0.7
Profit for the year	–	–	8,119.9	8,119.9
Shareholders' equity 30 November 2004	**206.9**	**87.8**	**8,363.8**	**8,658.5**
Shareholders' equity 1 December 2002	206.9	87.8	5,632.3	5,927.0
Dividend	–	–	-4,965.2	-4,965.2
Refunded dividend	–	–	0.7	0.7
Profit for the year	–	–	4,540.6	4,540.6
Shareholders' equity 30 November 2003	**206.9**	**87.8**	**5,208.4**	**5,503.1**

CASH FLOW ANALYSES

1 December – 30 November
(SEK m)

	GROUP		PARENT COMPANY	
	2003/04	2002/03	2003/04	2002/03
CURRENT OPERATIONS				
Profit after financial items*	11,005.3	9,608.7	8,692.8	5,065.0
Provisions for pensions	5.6	30.8	4.5	25.1
Depreciation	1,232.2	1,125.6	105.5	102.8
Tax paid	-3,899.6	-3,564.4	-340.9	-183.2
Cash flow generated by current operations before changes in working capital	**8,343.5**	**7,200.7**	**8,461.9**	**5,009.7**
Cash flow generated by changes in working capital				
Current receivables	-157.0	-108.3	-19.0	-564.1
Stock-in-trade	-141.2	-948.6	20.9	-66.8
Current liabilities	523.0	92.1	-121.9	38.2
CASH FLOW GENERATED BY CURRENT OPERATIONS	**8,568.3**	**6,235.9**	**8,341.9**	**4,417.0**
INVESTMENT ACTIVITIES				
Investments in renting rights	-14.1	-18.0	–	–
Sales of and investments in buildings and land	3.5	11.9	–	–
Investments in fixed asset	-1,577.9	-1,267.9	-85.9	-103.3
CASH FLOW FROM INVESTMENTS ACTIVITIES	**-1,588.5**	**-1,274.0**	**-85.9**	**-103.3**
FINANCIAL ACTIVITIES				
Financial investments, 3–6 months	-3,250.0	–	-3,250.0	–
Long-term receivables	-27.5	-7.3	-2.9	-0.3
Dividend for the year	-4,965.2	-4,965.2	-4,965.2	-4,965.2
Refunded dividend	0.7	0.7	0.7	0.7
CASH FLOW FROM FINANCIAL ACTIVITIES	**-8,242.0**	**-4,971.8**	**-8,217.4**	**-4,964.8**
CASH FLOW FOR THE YEAR	**-1,262.2**	**-9.9**	**38.6**	**-651.1**
Liquid funds, beginning of the period *(including short-term investments, 0–3 months, Note 12)*	13,193.5	13,479.6	2,682.9	3,334.0
Cash flow for the year	-1,262.2	-9.9	38.6	-651.1
Changes in currency rates	-130.0	-276.2	–	–
Liquid funds, end of the period *(including short-term investments, 0–3 months, Note 12)*	11,801.3	13,193.5	2,721.5	2,682.9

* Interest paid amounts for the Group to SEK 3.7 m (3.8) and for the parent company to SEK 1.4 m (1.1).

NOTES TO THE FINANCIAL STATEMENTS

CORPORATE INFORMATION

The parent company H & M Hennes & Mauritz AB (publ) is a limited company domiciled in Sweden. The parent company's corporate identity number is 556042-7220. The Group's business consists of the sale of clothing and cosmetics to consumers. The annual report was approved for publication by the Board of Directors on 27 January 2005 and will be submitted to the Annual General Meeting for adoption on 26 April 2005.

ACCOUNTING PRINCIPLES

BASIS FOR PREPARATION OF THE ACCOUNTS

This annual report has been prepared in accordance with the Swedish Annual Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council. All amounts in tables are shown in SEK m.

CONSOLIDATED ACCOUNTS

The consolidated accounts have been prepared in accordance with recommendation RR 1:00 issued by the Swedish Financial Accounting Standards Council. Among other things, this means that the consolidated accounts have been prepared using the acquisition method and include all subsidiaries in which the Group has more than 50 per cent of the votes at its disposal. Currently all subsidiaries are 100 per cent owned. Where possible, the acquisition value of shares in subsidiaries is distributed in the consolidated accounts to the identifiable assets and liabilities taken over on acquisition. This distribution is carried out based on a valuation at actual values and amounts that are not distributed, represent Group goodwill. If the acquisition value of the shares is lower than the actual value of the assets, negative goodwill arises.

The effects of intra-group transactions and unrealised gains in stock-in-trade are eliminated.

The Group's foreign subsidiaries are independent and their accounts are converted using the current rate method in accordance with RR 8, Effects of Changes in Exchange Rates, which means that assets and liabilities are converted at the rate on the closing date. The income statements are converted at the average rate for the year. The translation differences thereby arising have no effect on the Group's results but are instead reported directly against Group equity.

REPORTING OF INCOME

The Group's income is generated by the sale of clothing and cosmetics to consumers. Sales revenue is reported less value-added tax, returns and discounts. The income is reported in conjunction with sale/delivery to the customer.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCY

Receivables and liabilities are assessed at the exchange rate on the closing date. Forward exchange agreements, which secure the flows of currencies between countries, have been dealt with in a manner whereby receivables and liabilities are assessed at a forward rate. Currency hedging measures are not reported until the flow hedged is reported in the balance sheet. Exchange rate differences on forward contracts are reported in the income statement in the same period as the hedged transaction is entered.

LEASING

The Group has entered into no leasing agreements other than leases for premises concluded on normal market terms. See also Note 9.

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets are reported at acquisition cost less accumulated depreciation according to plan, based on expected period of use. Additional expenses are added to the acquisition cost where the performance of the asset is enhanced relative to the level effective when originally acquired. All other additional expenses are reported as costs in the period in which they arise. See also Note 9.

STOCK-IN-TRADE

Stock-in-trade has been valued at acquisition cost (purchase price plus delivery costs) less a deduction for market obsolescence.

FINANCIAL INVESTMENTS

All investments are reported at the acquisition cost on acquisition. The book value of short-term investments plus book accrued interest equals the actual value. See also Note 12.

REPORTING OF CORPORATE INCOME TAX

Taxes in the income statements represent current and deferred corporate income tax payable by Swedish and foreign subsidiaries. Corporate income tax is calculated at the rate applicable in the country in question. The statutory corporate income tax rate in Sweden is 28%. Deferred tax is reported on differences that may arise between the written-down values and book values of assets and liabilities, known as temporary differences. Temporary differences arise when the date of taxation differs from the date when the transaction is to be reported according to good accounting practice. Deferred tax may also be reported for loss carry-forward for tax purposes, to the extent that it is likely that the loss carry-forward will offset against future profits. The Group has no loss carry-forward other than the reported temporary taxes receivable. See also Note 8.

PROVISIONS
Provisions are reported in the balance sheet when there is a commitment as a result of an event that has occurred and it is likely that an outflow of resources will be required in order to settle the commitment and the amount can be reliably estimated.

CASH FLOW ANALYSIS
The cash flow analysis is prepared according to the indirect method. Liquid funds are calculated as the total cash and bank balances plus the share of short-term investments with a term of less than three months. These short-term investments are regarded as liquid funds if they are traded on an open market for known amounts and are at only minor risk of fluctuations in value.

DERIVATIVES
The derivatives consist of forward currency contracts. These are reported outside the balance sheet, applying deferred hedge accounting. Gains and losses on derivatives are reported when the transaction hedged takes place. For further information see Note 13.

SEGMENT REPORTING
For segment reporting internal follow-up is carried out by country. To assist with compiling information on geographical areas these are divided into three geographical regions: the Nordic region, euro zone countries excluding Finland and rest of world. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant. See also Note 1.

ACCOUNTING PRINCIPLES WITH EFFECT FROM 2004/05
From and including the 2004/05 financial year, Recommendation RR 29 from the Swedish Financial Accounting Standards Council relating to Employee Benefits, will be applied. The main differences between RR 29 and the rules currently applied relate to the reporting of defined benefit plans for benefits after employment has ended. RR 29 requires commitments under these plans to be calculated using actuarial methods and benefit amounts to be calculated by applying the Projected Unit Credit Method and to be reduced by the market value of pension assets.

H&M has several different plans for benefits after employment has ended. The plans are either defined benefit or defined contribution plans. Defined contribution plans are reported as an expense in the period when the employee performs the service to which the benefit relates. Defined benefit plans are assessed according to the accepted principles of pension accounting in the country concerned. Defined benefit commitments minus plan assets are reported under the heading Provision for pensions and similar commitments.

For employees in Sweden H&M applies the ITP plan through insurance with Alecta. According to a statement by the Swedish Financial Accounting Standards Council's Emerging Issues Task Force (URA 42), this is a defined benefit plan which covers several employers. Until the company gains access to the information that will allow this plan to be reported as a defined benefit plan, the plan will be reported as a defined contribution plan.

IFRS
From and including the financial year commencing 1 December 2005, H&M will apply the International Financial Reporting Standards (IFRS, formerly IAS). The annual report for 2004/05 will therefore be the last annual report prepared according to the recommendations issued by the Swedish Financial Accounting Standards Council. Swedish accounting principles have been gradually adapted to IFRS in recent years. However, there are still certain areas where differences remain. During 2004 the company continued its work on analysing the effects on accounting principles and requirements of expanded supplementary information. Based on current knowledge, H&M has identified IAS 39, Financial Instruments: Recognition & Measurement, as the recommendation that differs most substantially from the accounting principles currently applied. Primarily, IAS 39 will mean that all derivatives are reported at actual value. The estimated effect as of 30 November 2004 is reported in Note 13. On the transition to the new rules the effects will be reported as an adjustment in opening shareholders' equity.

FINANCIAL RISKS
Through its business the Group is exposed to risks in financial instruments such as liquid funds, short-term investments, accounts receivable, accounts payable and forward currency contracts. The risks related to these instruments are primarily:

- Interest risks in respect of liquid funds and short-term investments
- Currency risks in respect of the flows in foreign currency
- Credit risks attributable to financial activities

How these risks are dealt with and controlled is regulated in the financial policy adopted by the company's Board of Directors. The financial policy is the most important financial control instrument for the company's financial activities and establishes the framework within which the company works.

Interest risk
Interest risk is the risk that the value of a financial instrument will vary due to changes in market interest rates. The interest risk relates to the risk that the Group's exposure to changes in the market interest rate may affect net profit. The Group's exposure to risk from changes in interest rates relates to liquid funds as well as short-term investments. See also Note 12. In accordance with its financial policy, the Group's surplus liquidity is invested in current bank accounts or in interest-bearing instruments with high liquidity (treasury bills or investments in banks). The term of the investments as of the closing date is up to six months. The financial policy allows investments for up to two years.

Currency risks

Currency risk is the risk that the value of a financial instrument will vary due to changes in exchange rates. H&M's accounts are kept in Swedish kronor, but the Group has business in countries all over the world. This means that the Group is exposed to currency risks due to the fact that changes in exchange rates may affect profit and capital.

Credit risk

Credit risk is the risk that a party in a transaction involving financial instruments is unable to meet its commitments, thereby causing the other party a loss.

Credit risk exposure arises on the investment of liquid funds, including short-term investments, but also as a counterparty risk when trading in derivatives. To limit the credit risk, translations in forward contracts are concluded only with counterparties with good creditworthiness. Moreover, funds are placed only in banks and treasury bills.

The overwhelming majority of the Group's sales are made against payment in cash and consequently this part of the credit risk is low.

Transaction exposure in commercial flows

With a view to dealing with the currency risk in respect of changes in exchange rates, the Group hedges its currency risks within the framework of the financial policy. The currency risk exposure is dealt with centrally.

The most significant purchase currency for the Group is the US dollar. Fluctuation in the dollar/euro exchange rate forms the largest individual transaction exposure within the Group.

To currency-hedge purchases in foreign currency and thus reduce the effects of future exchange rate movements, the majority of the Group's contracted purchases of goods are secured under forward contracts on an ongoing basis throughout the year. Since the sole aim of this currency management is to reduce the risks, only actual exposure is hedged.

The Group's operating result for the year has been negatively affected by SEK 31 million from exchange rate differences relating to goods flows (last year negatively by SEK 95 million).

Translation exposure on consolidation of units outside Sweden

In addition to the effects of transaction exposure, translation effects also affect the Group's result when foreign subsidiaries are consolidated. These effects arise when a foreign subsidiary's profit/loss is converted into Swedish kronor (translation exposure in the income statement). The underlying profit/loss in a market may be unchanged in local currency, but when converted into SEK may have increased if the Swedish krona has weakened or reduced if the Swedish krona has strengthened. These translation effects have negatively affected the result for the year by SEK 87 million (SEK -157 million).

Translation effects also arise in respect of the Group's net assets on consolidation of the foreign subsidiaries' balance sheets (translation exposure in the balance sheet). No equity hedging is carried out for this risk. The translation differences for the year, which are reported directly against Group equity, amount to SEK -198 million (previous year SEK -412 million).

1 SEGMENT REPORTING

	2003/04	2002/03
Nordic region		
Net turnover	11,495	10,815
Operating profit	2,202	2,015
Operating margin in %	19.2	18.6
Assets	10,382	7,012
Liabilities	1,384	1,366
Investments	225	142
Depreciation	187	180
Euro zone countries excl. Finland		
Net turnover	29,907	26,994
Operating profit	6,625	5,859
Operating margin in %	22.2	21.7
Assets	11,450	12,984
Liabilities	1,831	1,482
Investments	857	768
Depreciation	608	553
Rest of world		
Net turnover	12,293	10,429
Operating profit	1,840	1,349
Operating margin in %	15.0	12.9
Assets	6,260	5,679
Liabilities	933	808
Investments	507	364
Depreciation	437	393
Total		
Net turnover	**53,695**	**48,238**
Operating profit	**10,667**	**9,223**
Operating margin in %	**19.9**	**19.1**
Assets excl. taxes recoverable	**28,092**	**25,675**
Liabilities, excl. tax liability and equity	**4,148**	**3,656**
Investments	**1,589**	**1,274**
Depreciation	**1,232**	**1,126**

2 NET TURNOVER BY COUNTRY

	2003/04	2002/03
Sweden	4,717	4,495
Norway	3,326	3,215
Denmark	2,183	2,015
UK	4,909	4,355
Switzerland	3,387	3,261
Germany	15,258	14,201
Netherlands	3,310	3,073
Belgium	1,819	1,676
Austria	3,485	3,414
Luxembourg	254	242
Finland	1,270	1,090
France	3,709	3,207
USA	3,231	2,680
Spain	1,685	1,036
Poland	384	72
Czech Republic	164	61
Portugal	189	99
Italy	197	46
Canada	168	–
Slovenia	50	–
Total	**53,695**	**48,238**

3 SALES TO GROUP COMPANIES

Parent company net turnover includes SEK 70.5 m (124.6) in respect of internal sales of goods to subsidiaries.

4 SALARIES, OTHER REMUNERATION AND PAYROLL OVERHEADS

2004	Board MD, salary	Other salaries	Total payroll overheads	of which pensions	of which pensions Board + MD
Sweden	12.3	1,039.1	469.1	80.9	6.3
Norway	1.9	507.5	85.6	12.0	2.0
Denmark	2.0	275.3	25.7	3.2	0.1
UK	4.4	568.6	43.0	2.3	0.2
Switzerland	3.0	444.9	56.9	0.8	–
Germany	7.1	1,826.2	393.5	0.3	0.2
Netherlands	4.8	356.8	88.3	0.1	–
Belgium	1.8	240.0	50.1	–	–
Austria	1.7	317.3	98.6	–	–
Luxembourg	–	24.5	2.7	–	–
Finland	2.1	110.5	24.3	0.1	0.1
France	2.7	403.0	164.7	0.3	0.2
USA	2.1	437.0	79.4	4.3	0.6
Spain	3.5	192.1	56.5	0.4	–
Poland	–	21.3	3.5	–	–
Czech Republic	–	6.3	2.1	–	–
Portugal	–	20.2	4.1	–	–
Italy	–	48.4	10.9	0.2	–
Canada	2.0	20.5	5.2	4.8	0.4
Slovenia	–	1.3	0.2	–	–
Other countries	–	90.6	18.2	1.3	–
Group, total	**51.4**	**6,951.4**	**1,882.6**	**111.0**	**10.1**

2003	Board MD, salary	Other salaries	Total payroll overheads	of which pensions	of which pensions Board + MD
Sweden	12.2	987.9	466.7	95.1	23.3
Norway	2.8	488.9	82.6	12.5	5.5
Denmark	1.9	247.7	22.1	2.9	0.1
UK	3.9	497.6	37.2	2.0	0.2
Switzerland	3.0	433.0	58.0	0.9	–
Germany	6.5	1,662.5	367.5	0.4	0.2
Netherlands	3.1	334.3	82.5	0.4	0.3
Belgium	2.2	212.7	46.7	0.2	0.2
Austria	1.7	321.2	90.6	–	–
Luxembourg	–	22.9	2.5	–	–
Finland	2.5	98.3	20.9	0.3	0.1
France	2.8	374.3	150.9	0.3	0.2
USA	2.2	395.8	77.0	4.4	0.3
Spain	3.4	128.1	36.8	0.5	–
Poland	–	4.8	0.9	–	–
Czech Republic	–	2.4	0.8	–	–
Portugal	–	13.1	2.1	–	–
Italy	–	6.0	1.5	–	–
Canada	0.2	0.6	0.9	–	–
Other countries	–	96.8	19.5	2.2	–
Group, total	**48.4**	**6,328.9**	**1,567.7**	**122.1**	**30.4**

Board fees

Board fees for the year as approved by the AGM amounted to SEK 3,900,000 (3,900,000), of which SEK 2,700,000 (2,700,000) was paid to the Chairman of the Board. No Board fees were paid to Board members who are also employees of the company. The Board consists of nine ordinary members and four deputy members. Five of the members are female and eight male; five out of thirteen are employed within the company.

Managing Director's terms of employment

Remuneration to the Managing Director in the form of salary and benefits amounted to SEK 8,368,000, which included a bonus of SEK 1,500,000 (previous year SEK 8,358,000 including a bonus of SEK 1,500,000). Pension expenses for the Managing Director during the year were SEK 6,319,000 (previous year SEK 23,290,000), of which SEK 2,641,000 comprises pension commitments entered as liabilities. The Managing Director may retire at the age of 62 and receive a pension of 65% of regular salary until ordinary pension age.

From the age of 65 the Managing Director will receive a lifelong old-age pension of 50% of the regular salary effective at the time. The Managing Director is entitled to 12 months' notice. In the event that the company should cancel his contract of employment the Managing Director will receive an extra year's salary as severance pay, in addition to the 12 months' notice. There are no other agreements regarding severance pay in the Group. The Managing Director's terms of employment are decided by the Board of Directors.

Terms of employment for other Group senior executives

Remuneration to other members of the Group management in the form of salary and benefits amounted to SEK 23,835,000 (19,215,000), which included bonuses of SEK 2,000,000 (SEK 1,500,000). Pension expenses for other members of the Group management during the year were SEK 4,653,000 (previous year SEK 4,195,000).

Other Group management comprises ten people, three of whom are female. In addition to the Managing Director, the management team includes those responsible for the following functions: finance, buying, production, expansion, IR, accounts, marketing, HR, communications plus environment & social responsibility.

There are rulings in respect of supplements to retirement pensions beyond the usual plan which cover certain senior employees. The retirement age for these varies between 60 and 62 years. The cost of these payments has been covered by separate insurance policies.

In addition, a bonus amounting to SEK 6.1 m (6.0) was paid to 13 country managers.

The terms of employment for other members of the Group management are decided by the Managing Director and the Chairman of the Board.

Bonus system

The Managing Director, country managers and certain senior executives are included in a bonus system. The size of the bonus is based on 0.2% of the increase in the ordinary dividend decided by the Annual General Meeting, which is then adjusted to take account of the result in their respective areas of the business. The maximum bonus per person and year has been set at SEK 500,000.

In the case of the Managing Director the bonus is 0.6% of the ordinary dividend increase, up to a maximum of SEK 1,500,000.

The bonus paid after tax must be invested in its entirety in shares in the company, which must be held for a minimum of five years.

5 DEPRECIATION ACCORDING TO PLAN

Equipment and leasehold rights have been depreciated at a rate of 12% of acquisition cost, based on estimated economic lifetime. The fact that lease rights are depreciated over a period of more than five years is due to the central importance of the store locations to the business. Buildings have been depreciated at 3% of acquisition cost.

No depreciation is applied to land values. Depreciation for the year is reported in the income statement as follows:

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Cost of goods sold	134.3	123.8	13.3	13.0
Selling expenses	1,038.2	947.4	87.1	84.8
Administrative expenses	59.7	54.4	5.1	5.0
Total	**1,232.2**	**1,125.6**	**105.5**	**102.8**

6 AUDIT FEES

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Ernst & Young				
Audit assignments	8.0	7.4	1.5	1.4
Other assignments	5.8	5.5	0.3	0.1
Other auditors				
Audit assignments	2.1	2.5	-	-
Other assignments	1.7	1.2	-	-

7 APPROPRIATIONS

	PARENT COMPANY	
	03/04	02/03
Depreciation in excess of plan	-6.9	-22.4
Change in tax allocation reserves	-284.2	-257.0
Total	**291.1**	**-279.4**

8 TAX ON PROFIT FOR THE YEAR

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Current tax	-3,605.5	-2,995.8	-283.0	-252.0
Deferred taxes in respect of utilised loss carry-forward	-52.6	-105.2	-	-
Deferred taxes in respect of untaxed reserves	-73.7	-128.8	-	-
Deferred taxes in respect of other temporary differences	1.3	7.0	1.2	7.0
Total	**-3,730.5**	**-3,222.8**	**-281.8**	**-245.0**
Expected tax expense according to Swedish tax rate 28%	-3,081.5	-2,690.4	-2,352.5	-1,340.0
Difference in foreign tax rates	-576.4	-621.8	-	-
Sundry non-deductible/ non-taxable	-76.9	57.7	-2.9	-3.5
Tax effect of loss carry-forward	4.3	31.7	-	-
Tax-free dividend from subsidiary	-	-	2,073.6	1,098.5
Total	**-3,730.5**	**-3,222.8**	**-281.8**	**-245.0**

Long-term receivables in the balance sheet include a deferred tax receivable in respect of temporary differences of SEK 35.0 m (86.3), of which SEK 26.7 m refers to loss carry-forward estimated to be utilised within the next few years and SEK 8.3 m to pension expenses that will become deductible in the future. There are no other deductions for losses.

9 LEASEHOLD RIGHTS, BUILDINGS, LAND AND EQUIPMENT

	GROUP		PARENT COMPANY	
Leasehold rights	03/04	02/03	03/04	02/03
Acquisition value brought forward	185.8	173.1	0.7	0.7
Acquisitions during the year	13.3	16.6	-	-
Sales/disposals	-0.7	-0.8	-0.7	-
Translation effects	-1.7	-3.1	-	-
Closing acquisition value	196.7	185.8	-	0.7
Depreciation brought forward	-74.1	-54.8	-0.7	-0.6
Sales/disposals	0.7	0.8	0.7	-
Depreciation for the year	-23.3	-21.6	-	-0.1
Translation effects	1.4	1.5	-	-
Closing accumulated depreciation	-95.3	-74.1	-	-0.7
Closing residual value according to plan	**101.4**	**111.7**	**-**	**0.0**
Buildings				
Acquisition value brought forward	501.8	536.1	106.8	106.8
Acquisitions during the year	1.0	0.3	-	-
Sales/disposals	-12.8	-11.0	-	-
Translation effects	-0.2	-23.6	-	-
Closing acquisition value	489.8	501.8	106.8	106.8
Depreciation brought forward	-101.7	-90.6	-39.1	-36.1
Sales/disposals	-	-	-	-
Depreciation for the year	-14.9	-14.9	-3.1	-3.0
Translation effects	0.2	3.8	-	-
Closing accumulated depreciation	-116.4	-101.7	-42.2	-39.1
Closing residual value according to plan	**373.4**	**400.1**	**64.6**	**67.7**
Land				
Acquisition value brought forward	60.0	62.4	3.3	3.3
Acquisitions during the year	3.6	-	-	-
Sales/disposals	-	-0.1	-	-
Translation effects	0.2	-2.3	-	-
Closing acquisition value	**63.8**	**60.0**	**3.3**	**3.3**

The assessed values of the Swedish properties amount to SEK 57.3 m (57.3).

	GROUP		PARENT COMPANY	
Equipment	03/04	02/03	03/04	02/03
Acquisition value brought forward	9,740.7	9,023.8	894.8	853.9
Acquisitions during the year	1,731.2	1,499.7	86.0	103.3
Sales/disposals	-540.6	-347.2	-72.9	-62.4
Translation effects	-214.5	-435.6	-	-
Closing acquisition value	10,716.8	9,740.7	907.9	894.8
Depreciation brought forward	-4,076.8	-3,413.5	-428.1	-390.7
Sales/disposals	431.7	277.8	72.9	62.3
Depreciation for the year	-1,194.0	-1,089.1	-102.5	-99.7
Translation effects	114.3	148.0	-	-
Closing accumulated depreciation	-4,724.8	-4,076.8	-457.7	-428.1
Closing residual value according to plan	**5,992.0**	**5,663.9**	**450.2**	**466.7**

The Group has entered into no leasing agreements other than leases for premises concluded on normal market terms. Rental charges for the 2003/04 financial year amount to SEK 5,794 m (5,261).

Contracts for leased premises in the Group (basic rent excluding any sales-dependent supplements).

Due 2005	4,684
Due 2006–2009	14,497
Due 2010 and later	10,391

10 PARTICIPATION IN GROUP COMPANIES
(All companies are wholly owned)

	Corporate ID number	Number of shares	Book value	Domicile
Parent company participation				
K E Persson AB	556030-1052	1,000	0.1	Stockholm
AB Hennes	556056-0889	1,000	0.1	Stockholm
Big is Beautiful, BiB AB	556005-5047	3,300	0.4	Stockholm
Bekå AB	556024-2488	450	1.3	Stockholm
Impuls AB	556151-2376	1,250	0.1	Stockholm
Carl-Axel Herrmode AB	556099-0706	1,000	3.0	Stockholm
H & M Rowells AB	556023-1663	1,150	0.6	Stockholm
Mauritz AB	556125-1421	2,000	0.2	Stockholm
Erica Modehus AB	556070-1715	1,000	2.6	Stockholm
H & M Hennes & Mauritz International BV		EUR 18,151	0.1	Netherlands
Total			8.5	

	Corporate ID number	Number of shares	Domicile
Subsidiary participation in Group companies			
Carl Axel Petterssons AB	556027-7351	1,200	Stockholm
H & M Hennes & Mauritz A/S			Norway
H & M Hennes & Mauritz A/S			Denmark
H & M Hennes Ltd			UK
H & M Hennes & Mauritz SA			Switzerland
H & M Trading SA			Switzerland
H & M Hennes & Mauritz GmbH, Hamburg			Germany
Impuls GmbH, Hamburg			Germany
Modehaus H & M Hennes & Mauritz GmbH, Munich			Germany
Magis GmbH & Co. KG, Hannover			Germany
GAP (Deutschland) GmbH			Germany
H & M Hennes & Mauritz Holding BV			Netherlands
H & M Hennes & Mauritz Netherlands BV			Netherlands
H & M Hennes & Mauritz USA BV			Netherlands
H & M Hennes & Mauritz Belgium NV			Belgium
H & M Hennes & Mauritz GesmbH			Austria
H & M Hennes & Mauritz OY			Finland
H & M Hennes & Mauritz SARL			France
H & M Hennes & Mauritz LP			USA
H & M Moda SL			Spain
H & M Hennes & Mauritz sp.z.o.o.			Poland
H & M Hennes & Mauritz CZ, s.r.o.			Czech Republic
Divided Moda-Comércio de Vestuário, Unipessoal lda			Portugal
H & M Hennes & Mauritz SrL			Italy
H & M Hennes & Mauritz Inc.			Canada
H & M Hennes & Mauritz d.o.o.			Slovenia
H & M Reinsurance SA			Luxembourg
H & M Hennes & Mauritz Far East Ltd			Hong Kong
Puls Trading Far East Ltd			Hong Kong
H & M Hennes & Mauritz International Ltd			Hong Kong
Puls Trading International Ltd			Hong Kong

11 PREPAID EXPENSES AND ACCRUED INCOME

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Prepaid rent	284.5	252.2	42.0	38.1
Accrued interest income	27.3	23.5	15.8	8.8
Other items	99.2	102.3	20.5	6.4
Total	411.0	378.0	78.3	53.3

12 SHORT-TERM INVESTMENTS

This balance sheet item includes only interest-bearing investments, i.e. investments in securities issued by governments or banks or in short-term bank deposits. As of 30 November 2004 all investments mature in less than six months. All investments are reported at the acquisition cost on acquisition. The book value of short-term investments plus accrued interest equals the actual value. The investments are made on market terms and the interest rates are in the range 0.38%–4.74%. The difference in interest rate depends on the currency in which the amount is placed.

Term	GROUP	PARENT COMPANY
Up to three months	9,316.9	2,420.1
Three to six months	3,250.0	3,250.0
Total	12,566.9	5,670.1

Accrued interest on short-term investments is included in Prepaid expenses and accrued income (Note 11) at SEK 24.9 m (21.3).

13 FORWARD CONTRACTS

Forward currency contracts are entered into in order to hedge risks associated with future currency flows. The table below shows the outstanding forward contracts in respect of currency flows as of the closing date:

Currency pair	Nominal amount	Market value	Average remaining term in months
Put options			
NOK/SEK	436	0	2.0
DKK/SEK	232	4	2.0
GBP/SEK	599	19	2.0
CHF/SEK	443	5	2.0
EUR/SEK	3,407	65	2.0
PLN/SEK	66	-1	2.5
CZH/SEK	33	0	2.5
CAD/SEK	78	2	2.0
Total	5,294	94	
Call options			
USD/SEK	3,192	287	2.5

The nominal amount of currency forwards reported outside the balance sheet thus amounts to SEK 8,486 m gross and the unrealised forward profit as of the closing date amounts in total to SEK -193 m net.

The market valuation was performed guided by information obtained from the banks.

14 SHARE CAPITAL

The share capital consists of 97,200,000 class 'A' shares (10 votes per share) and 730,336,000 class 'B' shares (one vote per share), all with a par value of SEK 0.25 each. The total number of shares is 827,536,000.

15 APPROPRIATION OF PROFITS IN ACCORDANCE WITH THE RESOLUTION OF THE 2004 ANNUAL GENERAL MEETING

Unappropriated profit as per balance sheet, 30 November 2003	5,208.4
Dividend, SEK 6.00 per share	-4,965.2
Refunded dividend	0.7
Unappropriated profit carried forward	243.9

16 UNTAXED RESERVES

	PARENT COMPANY	
	03/04	02/03
Depreciation in excess of plan	253.9	247.0
Tax allocation reserves	1,075.8	791.6
Total	1,329.7	1,038.6

17 PROVISIONS

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Pensions				
Provisions brought forward	36.0	5.2	25.1	–
New provisions	5.2	30.8	4.5	25.1
Provisions utilised	–	–	–	–
Provisions carried forward	41.2	36.0	29.6	25.1
Deferred tax liabilities				
Provisions brought forward	925.2	818.6	–	–
New provisions	73.7	128.8	–	–
Translation effects	-6.9	-22.2	–	–
Provisions carried forward	992.0	925.2	–	–

Deferred tax liabilities refer to estimated tax on untaxed reserves.

18 ACCRUED EXPENSES AND PREPAID INCOME

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Holiday pay liability	370.7	322.7	119.6	113.2
Payroll overheads	173.3	215.9	111.1	110.6
Accrued interest expense	0.7	1.2	0.3	1.2
Wage and salary liability	258.0	238.8	50.0	47.9
Costs relating to premises	476.1	359.0	–	–
Other accrued overheads	489.7	465.0	60.0	62.7
Total	1,768.5	1,602.6	341.0	335.6

19 CONTINGENT LIABILITIES

	GROUP		PARENT COMPANY	
	03/04	02/03	03/04	02/03
Parent company's lease guarantees	8,939.1	8,929.4	8,939.1	8,929.4
Disputes	10.0	10.0	10.0	10.0
Total	8,949.1	8,939.4	8,949.1	8,939.4

20 SPECIFIC RELATED PARTY DISCLOSURES IN ACCORDANCE WITH RR 23

The H&M Group leases the following store premises in properties directly or indirectly owned by Stefan Persson and family: Drottninggatan 50–52 in Stockholm, Drottninggatan 56 in Stockholm, Sergelgatan 11 in Stockholm, Kungsgatan 55 in Gothenburg, Stadt Hamburgsgatan 9 in Malmö and Amagertorv 23 in Copenhagen.

Rent is paid at market rates and amounted to a total of SEK 46.7 m for the financial year (previous year SEK 42.0 m).

21 AVERAGE NUMBER OF EMPLOYEES

	03/04		02/03	
	Total	Male %	Total	Male %
Sweden	3,731	19	3,709	20
Norway	1,509	11	1,420	9
Denmark	1,021	5	954	5
UK	3,095	23	2,794	23
Switzerland	1,222	9	1,134	10
Germany	7,936	20	7,199	19
Netherlands	1,840	19	1,772	18
Belgium	1,132	16	1,051	16
Austria	1,679	13	1,613	13
Luxembourg	122	32	120	32
Finland	591	13	527	11
France	2,112	26	1,865	30
USA	2,812	33	2,255	30
Spain	1,293	21	975	21
Poland	390	29	88	20
Czech Republic	109	6	38	11
Portugal	152	27	125	26
Italy	158	16	106	25
Canada	125	21	8	50
Slovenia	14	13	–	–
Other countries	658	37	656	37
Total	31,701	20	28,409	20

Sickness absence in Sweden	Sickness absence as % of ord. working hours		% of sickness absence lasting over 60 days	
	03/04	02/03	03/04	02/03
All employees	6.5	6.3	55.3	55.2
Female employees	6.9	6.8	57.2	57.1
Male employees	4.2	3.7	40.0	38.3
Employees < 30 years old	3.9	3.7	31.4	28.8
Employees 30–49 years old	7.3	7.2	60.4	60.7
Employees > 50 years old	11.2	11.6	68.6	70.7

The figures relate to the full financial year.

22 KEY RATIO DEFINITIONS

Return on equity:	Profit for the year divided by average shareholders' equity.
Return on capital employed:	Profit after financial items plus interest expense divided by average shareholders' equity plus interest-bearing liabilities.
Debt/equity ratio:	Interest-bearing liabilities divided by shareholders' equity.
Share of risk-bearing capital:	Shareholders' equity plus deferred tax liability divided by the balance sheet total.
Solidity:	Shareholders' equity in relation to balance sheet total.
Interest cover:	Profit after financial items plus interest expense divided by interest expense.

PROPOSED DISTRIBUTION OF EARNINGS

Group
According to the Group Balance Sheet, unappropriated Group profit amounts to SEK 19,463.6.

At the disposal of the Annual General Meeting	SEK 8,363,813,387
The Board of Directors and Managing Director proposes that:	
shareholders be paid an ordinary dividend of SEK 8.00 per share	SEK 6,620,288,000
To be carried forward as retained profits	SEK 1,743,525,387
	SEK 8,363,813,387

Stockholm, 27 January 2005

Stefan Persson Chairman	Fred Andersson	Vivian Enochsson*	Werner Hofer
Sussi Kvart	Bo Lundquist	Stig Nordfelt	Marianne Norin-Broman*
Melker Schörling			
Rolf Eriksen Managing Director			

* Employee representative

AUDITORS' REPORT

To the general meeting of the shareholders of
H & M Hennes & Mauritz AB
Corporate identity number: 556042-7220

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and Managing Director of H & M Hennes & Mauritz AB for the financial year 1/12 2003–30/11 2004. These accounts and the administration of the company are the responsibility of the Board of Directors and the Managing Director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. These standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the Managing Director, as well as evaluating the overall presentation of information in the annual accounts and consolidated accounts.

As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company to be able to determine the liability, if any, to the company of any Board member or the Managing Director. We also examined whether any Board member or the Managing Director has, in any other way, acted in contravention of the Companies Act, The Annual Accounts Act or the Articles of Association.
We believe that our audit provides a reasonable basis for our opinion set out below.

The annual report and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statement and balance sheet of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, 28 January 2005

Åke Hedén Authorised Auditor *Ernst & Young AB*	Åsa Lundvall Authorised Auditor *Ernst & Young AB*

FIVE-YEAR SUMMARY

	1999/2000	2000/2001	2001/2002	2002/2003	2003/2004
Turnover, including VAT, SEK m	35,876.1	46,528.2	53,331.7	56,550.0	62,985.9
Change from previous year, %	+9	+30	+15	+6	+11
Turnover outside Sweden including VAT, SEK m	30,621.0	41,095.0	47,545.0	50,942.0	57,102.9
Foreign share of turnover, %	85	88	89	90	91
Operating margin, %	12.4	13.8	18.1	19.1	19.9
Profit after financial items, SEK m	4,003.2	5,734.0	8,628.9	9,608.7	11,005.3
Net profit for the year, SEK m	2,552.7	3,816.4	5,686.8	6,385.9	7,274.8
Cash and Bank balances including short-term investments, SEK m	5,403.2	8,530.9	13,479.6	13,193.5	15,051.3
Stock-in-trade, SEK m	4,448.7	4,332.4	4,192.5	5,050.1	5,141.6
Restricted equity, SEK m	1,880.7	2,475.4	2,463.3	2,618.2	2,745.4
Non-restricted equity, SEK m	10,009.1	12,956.2	16,624.4	17,478.5	19,463.6
Return on shareholders', equity, %, Note 20	23.0	27.9	32.9	32.6	34.4
Return on capital employed, %, Note 20	35.8	41.6	49.7	48.9	51.9
Debt/equity ratio, %, Note 20	1.2	1.2	0.4	0.2	0.2
Share of risk-bearing capital, %, Note 20	79.8	77.8	79.0	81.6	82.5
Solidity, %, Note 20	75.7	75.6	75.7	78.0	79.0
Interest cover, Note 20	225.9	304.4	654.7	3,432.7	3,440.2
Number of stores in Sweden	115	118	120	123	124
Number of stores outside Sweden	567	653	724	822	944
Total number of stores	682	771	844	945	1,068
Average number of employees	20,680	22,944	25,674	28,409	31,701

Operating margin, %


20
15
10
5
0
99/00 00/01 01/02 02/03 03/04

H&M strengthened its operating margin by 0.8 percentage units to 19.9 per cent in 2004.

Return on shareholders' equity, %


35
30
25
20
15
10
5
0
99/00 00/01 01/02 02/03 03/04

The return on shareholders' equity remained very good and amounted to 34.4 per cent.

Solidity, %


100
80
60
40
20
0
99/00 00/01 01/02 02/03 03/04

H&M is in a very strong financial position, which was strengthened further during the year. Solidity increased by one percentage unit to 79 per cent.

THE H&M SHARE

Business ratios per share

	1999/2000	2000/2001	2001/2002	2002/2003	2003/2004
Shareholders' equity per share, SEK	14.37	18.65	23.07	24.28	26.84
Earnings per share, SEK	3.08	4.61	6.87	7.72	8.79
Change from previous year, %	-17	+50	+49	+12	+14
Dividend per share, SEK	1.35	1.75	6.00	6.00	8.00*
Market price on 30 November, SEK	169.00	213.00	191.00	176.50	216.00
P/E ratio	55	46	28	23	25

Distribution of shares, December 2004

Shareholdings	Number of shareholders	%	Number of shares	%	Average number of shares per shareholder
1 - 1,000	164,058	93.1	32,294,531	3.9	197
1,001 - 5,000	9,224	5.2	20,520,286	2.5	2,225
5,001 - 10,000	1,245	0.7	9,252,102	1.1	7,431
10,001 - 50,000	1,144	0.7	24,220,393	2.9	21,172
50,001 - 100,000	173	0.1	12,609,548	1.5	72,888
100,001 -	369	0.2	728,639,140	88.1	1,974,632
TOTAL	**176,213**	**100.0**	**827,536,000**	**100.0**	

Major shareholders, December 2004

	Shares held	% of voting rights	% of capital stock
The Stefan Persson family	301,672,400	69.1	36.5
Lottie Tham	36,805,700	2.2	4.4
Robur Fonder	22,843,464	1.4	2.8
AMF-Pensionsförsäkring AB	22,293,700	1.3	2.7
Alecta	19,960,000	1.1	2.4
SEB Fonder	15,728,500	0.9	1.9
SHB/SPP fonder	12,483,944	0.7	1.5
Fjärde AP-fonden	12,453,450	0.7	1.5
Nordea fonder	12,216,360	0.7	1.5
Skandia Liv	9,690,112	0.5	1.2

* Proposed dividend


H&M-share
General index
350
300
250
200
150
100
As of 31 December
00
01
02
03
04



BOARD OF DIRECTORS

Top row from left:

JAN JACOBSEN
born 1951
Deputy member of the board since 1985
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Member of the board of RAM ONE AB, Teknikmagasinet Holding Nordic AB and the Swedish Basketball Federation.
NO. OF SHARES IN H&M:
125,000

MARIANNE NORIN-BROMAN
born 1944
Employee representative since 1995
NO. OF SHARES IN H&M: 70

ROLF ERIKSEN
born 1944
Chief Executive Officer and Managing Director of H&M.
Deputy member of the board since 2000
NO. OF SHARES IN H&M:
33,700

AGNETA RAMBERG
born 1946
Deputy employee representative since 1997
NO. OF SHARES IN H&M: 0

MELKER SCHÖRLING
born 1947
Member of the board since 1998
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Chairman of Securitas AB, Hexagon AB and Karlshamn AB, deputy chairman of Assa Abloy AB.
NO. OF SHARES IN H&M:
114,000

Bottom row from left:

STEFAN PERSSON
born 1947
Chairman, H&M
Member of the board since 1979
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
The Association of the Stockholm School of Economics, and board assignments in familyowned companies.
NO. OF SHARES IN H&M:
283,474,400

SUSSI KVART
born 1956
Bachelor of Laws, Sussi Kvart AB. Member of the board since 1998
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Member of the board of KW Partners AB, the Board of healthcare Provision, Stockholm County Council.
NO. OF SHARES IN H&M:
2,200



BO LUNDQUIST
born 1942
Member of the board since 1995 and member of the audit committee
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Chairman of ACSC AB, DFAB and Teknik-magasinet Holding Nordic AB.
NO. OF SHARES IN H&M:
20,000

FRED ANDERSSON
born 1946
CEO, Nicator Group AB
Member of the board since 1990
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Member of the board of Consilium AB, Viamare Invest AB, OY Indoor Group AB.
NO. OF SHARES IN H&M:
800

STIG NORDFELT
born 1940
Managing Director, Pilen AB, Member of the board since 1987 and chairman of the audit committee
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Chairman of United Care Scandinavia AB and Surephone AB, board member of IBS AB and CGU Life AB.
NO. OF SHARES IN H&M:
4,000

VIVIAN ENOCHSSON
born 1940
Employee representative since 1977
NO. OF SHARES IN H&M:
600

EVA NILSSON
born 1944
Deputy employee representative since 2003
NO. OF SHARES IN H&M: 20

WERNER HOFER
born 1935
Lawyer, Hamburg
Member of the board since 1996 and member of the audit committee
OTHER SIGNIFICANT BOARD ASSIGNMENTS:
Chairman of Puma AG, Electrolux Deutschland GmbH, AEG Hausgeräte GmbH and D + H Mechatronic AG. Member of the board of Ispat Europe Group S.A, Luxembourg, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH and Ispat Stahlwerke Ruhrort GmbH.
NO. OF SHARES IN H&M:
4,000

BOARD OF DIRECTORS' WORK IN 2004

The Board of Directors met six times during 2004. Stefan Persson was re-elected Chairman of the Board at the statutory meeting following the AGM, when rules of procedure were adopted for the Board, the audit committee and the election committee. The rules of procedure for the Board regulate matters such as the distribution of work between the Board and the Managing Director, financial reporting, investments and financing policy.

During the year the Board of Directors has continually kept abreast of the financial development and position of the Group and its organisational changes, has made decisions on investments for 2004/05 and has also decided on expansion into new markets. When the Board dealt with the proposed annual report, auditor Åke Hedén gave a report on the year's audit work.


Sweaters
SEK 179

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting will be held at the Stockholmsmässan (Victoriahallen) in Stockholm on Tuesday 26 April 2005, at 3 p.m.

Shareholders who are registered in the share register print-out on Friday 15 April 2005 and give notice of their intention to participate in the Meeting no later than 12 noon, Tuesday 19 April 2005 are entitled to participate in the Annual General Meeting.

Nominee shares

Shareholders whose shares are registered in the name of a nominee must re-register their shares in their own names in order to be entitled to participate in the Meeting. In order to re-register shares in time, shareholders should request temporary owner registration – referred to as voting right registration – via their trustee. The re-registration must be registered in the share register at VPC on 15 April 2005 at latest.

Notice

Notice of intention to participate in the Meeting must be submitted by mail, fax, telephone or on H&M's website to:

H & M Hennes & Mauritz AB
Head Office, A7
SE-106 38 Stockholm
Telephone: +46 8 796 55 00
Fax: +46 8 796 55 44
www.hm.com/bolagsstamma

Shareholders must state in the notice their name, civil identity number, telephone number (daytime) and number of shares.

Dividend

The Board of Directors and the Managing Director will propose to the Annual General Meeting a dividend for 2004 of SEK 8.00 per share.

The Board of Directors has proposed Friday, 29 April 2005 as record day. With this record day, VPC (Swedish Securities Register Centre) is expected to pay the dividend on 4 May 2005.

To have right to get a dividend H&M shares must be bought on 26 April 2005 at latest.

FINANCIAL INFORMATION

H & M Hennes & Mauritz AB will provide the following information for the 2005 financial year:

Sales development – January	15 February
Three Months Report	6 April
Sales development – March	15 April
Sales development – April	16 May
Half-Year Report	22 June
Sales development – June	15 July
Sales development – July	15 August
Nine Months Report	28 September
Sales development – September	17 October
Sales development – October	15 November
Sales development – November	15 December

This information will be available at **www.hm.com**

ADDRESSES

Sweden
H & M HENNES & MAURITZ AB
Regeringsgatan 48
SE-106 38 Stockholm
Tel: +46 8 796 55 00
www.hm.com

H & M ROWELLS AB
Hultagatan 47
SE-501 89 Borås
Tel: +46 8 33 16 97 00

Norway
H & M HENNES & MAURITZ A/S
Nedre Slottsgate 10B, 4 etg.
PB 68 Alnabru
NO-0157 Oslo
Tel: +47 21 62 08 00

H & M HENNES & MAURITZ A/S
(mail order and online business)
Bolerveien
PB 104
NO-2020 Skedsmokorset
Tel: +47 63 87 00 40

Denmark
H & M HENNES & MAURITZ A/S
Amagertorv 21, 4. sal
DK-1160 Copenhagen K
Tel: +45 70 10 23 31

UK
H & M HENNES Ltd
Holden House, 2nd floor
57 Rathbone Place
GB-London W1T 1HE
Tel: +44 20 7323 22 11

Switzerland
H & M HENNES & MAURITZ SA
Rue du Marché 40, 4th floor
CH-1204 Geneva
Tel: +41 22 317 09 09

Germany
H & M HENNES & MAURITZ GmbH
Spitalerstrasse 12
DE-200 95 Hamburg
Tel: +49 40 350 95 50

Netherlands
H & M HENNES & MAURITZ
NETHERLANDS BV
Kalverstraat 112-II
NL-1012 PK Amsterdam
Tel: +31 20 556 77 77

Belgium
H & M HENNES & MAURITZ
BELGIUM NV
Rue de la Madeleine, 51
BE-1000 Brussels
Tel: +32 2 219 98 70

Austria
H & M HENNES & MAURITZ GesmbH
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Luxembourg
H & M Reinsurance SA
c/o H&M Belgium
Rue de la Madeleine, 51
BE-1000 Brussels
Tel: +32 2 219 98 70

Finland
H & M HENNES & MAURITZ OY
Aleksanterinkatu 42 B
PL 389
FI-00100 Helsinki
Tel: +358 9 34 34 950

France
H & M HENNES & MAURITZ SARL
2-4 Rue Charras, 4th floor
FR-75009 Paris
Tel: +33 1 53 20 71 00

USA
H & M HENNES & MAURITZ LP
47 West 34th Street, 3rd floor
New York, NY 10001
Tel: +1 212 564 9922

Spain
H & M MODA SL
Plaza Catalunya 9, 2ª
ES-08002 Barcelona
Tel: +34 93 260 86 60

Poland
H & M HENNES & MAURITZ sp.z.o.o.
ul. Marszałkowska 104/122 (3 piętro)
PL-00-017 Warsaw
Tel: +48 22 551 73 10

Czech Republic
H & M HENNES & MAURITZ CZ, s.r.o.
c/o H&M Austria
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

Portugal
Divided Moda-Comércio de
Vestuário, Unipessoal lda
Plaza Catalunya 9, 2ª
ES-08002 Barcelona
Tel: +34 93 260 86 60

Italy
H & M HENNES & MAURITZ SrL
Piazza Missori 3
IT-20123 Milan
Tel: +39 02 80 68 41

Canada
H & M HENNES & MAURITZ Inc.
1 Dundas Street West
Suite 2308
P.O. Box 47
Toronto ON M5G 1Z3
Tel: +1 416 623 4300

Slovenia
H & M HENNES & MAURITZ d.o.o.
c/o H&M Austria
Kirchengasse 6, 6th floor
AT-1070 Vienna
Tel: +43 1 585 84 00

CONTACTS

Head office, Stockholm

MD: Rolf Eriksen
FINANCE: Leif Persson
EXPANSION: Kent Gustafsson
INVESTOR RELATIONS: Carl-Henric Enhörning
ACCOUNTS: Anders Jonasson
BUYING: Madeleine Persson
PRODUCTION: Karl Gunnar Fagerlin
DESIGN: Margareta van den Bosch
ENVIRONMENT AND SOCIAL RESPONSIBILITY: Ingrid Schullström
MARKETING: Jörgen Andersson
COMMUNICATIONS: Kristina Stenvinkel
PERSONNEL: Pär Darj
IT: Carsten Mackeprang
LOGISTICS: Danny Feltmann
SECURITY: Hans Nilson


Linen Blazer
SEK 398


Suit
SEK 1798

RECEIVED
2006 MAR 31 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

five-year summary

(SEK M)

	2000/01	2001/02	2002/03	2003/04	2004/05
Turnover including VAT	46.528,2	53.331,7	56.550,0	62.985,9	71.885,8
Turnover excluding VAT	39.698,8	45.522,3	48.237,7	53.695,0	61.262,2
Change from previous year, %	30	15	6	11	14
Operating profit	5.477,8	8.259,1	9.223,0	10.667,3	13.172,9
Operating margin, %	13,8	18,1	19,1	19,9	21,5
Depreciation for the year	900,1	1.050,6	1.125,6	1.232,2	1.451,6
Profit after financial items	5.734,0	8.628,9	9.608,7	11.005,3	13.552,8
Profit for the year	3.816,4	5.686,8	6.385,9	7.274,8	9.246,5
Number of shares	827.536.000	827.536.000	827.536.000	827.536.000	827.536.000
Profit per share, SEK	4,61	6,87	7,72	8,79	11,17
Liquid funds (including short-term investments)	8.530,9	13.479,6	13.193,5	15.051,3	16.845,9
Stock-in-trade	4.332,4	4.192,5	5.050,1	5.141,6	6.840,7
Restricted equity, SEK M	2.475,4	2.463,3	2.618,2	2.745,4	2.091,6
Non-restricted equity, SEK M	12.956,2	16.624,4	17.478,5	19.463,6	23.832,2
Net worth per share, SEK	18,65	23,07	24,28	26,84	31,33
Return on shareholder's equity*, %	27,9	32,9	32,6	34,4	38,4
Return on capital employed*, %	41,6	49,7	48,9	51,9	56,3
Debt/equity ratio*, %	1,2	0,4	0,2	0,2	0,0
Share of risk-bearing capital*, %	77,8	79,0	81,6	82,5	80,2
Solidity*, %	75,6	75,7	78,0	79,0	78,1
Interest cover*	304,4	654,7	3.432,7	3.440,2	3.152,8
Number of stores	771	844	945	1.068	1.193
Average number of employees	22.944	25.674	28.409	31.701	34.614

* **Key figure definitions**

Return on shareholders' equity-Profit for the year divided by shareholders' equity.

Return on capital employed-Profit after financial items plus interest expense divided by shareholders' equity plus interest-bearing liabilities.

Debt/equity ratio-Interest-bearing liabilities divided by shareholders' equity.

Share of risk-bearing capital-Shareholders' equity plus deferred tax liability divided by the balance sheet total.

Solidity-Shareholders' equity in relation to balance sheet total.

Interest cover-Profit after financial items plus interest expense divided by interest expense.

sales development

H&M

Sales development, January

Turnover for the H&M Group increased in January 2006 by 15 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2002/03	2003/04	2004/05	2005/06
December	16	11	13	14(4)
January	18	14	5	15(5)
February	10	13	6	
March	8	7	20	
April	12	13	15	
May	9	7	18	
June	8	15	18	
July	8	14	12	
August	5	15	17	
September	6	10	7	
October	10	9	10	
November	4	24	11	
Whole year	9	12	13	

The figure in paranthesis represents the sales development in comparable stores.

Sales development in the month of February will be published together with the three month report on 29 March 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

Contact person:
Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

sales development

H&M

INVEST

Sale:
Press

Five
Bo

15 December 2005

Sales development, November

Press Release

Turnover for the H&M Group increased in November 2005 by 11 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	18
June	19	8	15	18
July	18	8	14	12
August	16	5	15	17
September	8	6	10	7
October	26	10	9	10
November	14	4	24	11
Whole year	14	9	12	13

Sales development in the month of December will be published together with the full year results on Thursday 26 January 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

Contact person:
Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

sales development

H&M

15 November 2005

Sales development, October

Press Release

Turnover for the H&M Group increased in October 2005 by 10 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	18
June	19	8	15	18
July	18	8	14	12
August	16	5	15	17
September	8	6	10	7
October	26	10	9	10
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of November will be published on Thursday 15 December 2005 at 8.00 CET.

Rolf Eriksen
Managing Director

Contact person:
Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

sales development

H&M

17 October 2005

Sales development, September

Press Release

Turnover for the H&M Group increased in September 2005 by 7 per cent compared with the corresponding period last year.

The unusually warm weather in September, above all in Continental Europe, has had a negative effect on sales of outdoor and heavy knitted garments. This has been particularly noticeable in Germany, Austria and Switzerland. Sales on the Scandinavian markets have however been good.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	18
June	19	8	15	18
July	18	8	14	12
August	16	5	15	17
September	8	6	10	7
October	26	10	9	
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of October will be published on Tuesday 15 November 2005 at 8.00 CET.

Rolf Eriksen
Managing Director

Contact persons:
Pär Darj +46-8-796 8905
Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm

sales development

H&M

15th August 2005

Sales development, July

Press Release

Turnover for the H&M Group increased in July 2005 by 12 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	18
June	19	8	15	18
July	18	8	14	12
August	16	5	15	
September	8	6	10	
October	26	10	9	
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of August will be published together with the nine month report on 28 September 2005 at 8.00 CET.

Rolf Eriksen
Managing Director

Contact person:
Pär Darj +46-8-796 8905

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

sales development

H&M

INVEST

Sales
Press

Five
Bc

15th July 2005

Sales development, June

Turnover for the H&M Group increased in June 2005 by 18 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	18
June	19	8	15	18
July	18	8	14	
August	16	5	15	
September	8	6	10	
October	26	10	9	
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of July will be published on 15 August 2005 at 8.30 CET.

Rolf Eriksen
Managing Director

Contact person:
Pär Darj +46-70-796 5506

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

The following files are available for download:

sales development

H&M

16th May 2005

Sales development, April

Press Release

Turnover for the H&M Group increased in April 2005 by 15 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	6
March	16	8	7	20
April	12	12	13	15
May	11	9	7	
June	19	8	15	
July	18	8	14	
August	16	5	15	
September	8	6	10	
October	26	10	9	
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of May will be published together with the Half-Year report on 22 June 2005 at 8.30 CET.

Rolf Eriksen
Managing Director

Contact person:
Carl-Henric Enhörning +46-8-796 5410

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

sales development

H&M

15th February 2005

Sales development, January

Press Release

Turnover for the H&M Group increased in January 2005 by 5 per cent compared with the corresponding period last year.

Calendar effects are estimated to have affected sales negatively by approximately 5 percentage units.

Sales increase per month in per cent excluding currency rate changes:

	2001/02	2002/03	2003/04	2004/05
December	10	16	11	13
January	8	18	14	5
February	16	10	13	
March	16	8	7	
April	12	12	13	
May	11	9	7	
June	19	8	15	
July	18	8	14	
August	16	5	15	
September	8	6	10	
October	26	10	9	
November	14	4	24	
Whole year	14	9	12	

Sales development in the month of February will be published together with the three month report on 6th April 2005 at 8.30 CET.

Rolf Eriksen
Managing Director

Contact person:
Carl-Henric Enhörning +46-8-796 5410

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com

press releases - finance

H&M

H&M's Nomination Committee recommends election of Karl-Johan Persson and Lottie Knutson as new Directors of the Board of Directors

The Nomination Committee has informed H & M Hennes & Mauritz AB that it recommends the number of directors to be elected by the Annual General Meeting on May 3 2006 be eight and one deputy director.

The Nomination Committee recommends Karl-Johan Persson and Lottie Knutson to be elected as new members of the Board of Directors and recommends the re-election of the current directors; Fred Andersson, Sussi Kvart, Bo Lundquist, Stig Nordfelt, Melker Schörling and deputy member Rolf Eriksen. In addition, it recommends the re-election of Stefan Persson as Chairman of the Board.

Werner Hofer and deputy director Jan Jacobsen has declined re-election.

Karl-Johan Persson was born in 1975 and works with business development at
H & M Hennes & Mauritz AB. He has board assignments in H&M's subsidiaries in Denmark, the USA, the UK and Germany. Shareholding in H&M: 6,066,000.

Lottie Knutson was born in 1964 and is Communications Director at Fritidsresor Group,
TUI Nordic, with responsibility for communications, environment and social responsibility.

The Nomination Committee comprises: Stefan Persson, Lottie Tham, Mats Lagerqvist representing Robur fonder, Thomas Nicolin representing Alecta, Magnus Wärn representing AMF Pension and Peter Rudman representing Nordeas fonder.

The notice to the Annual General Meeting on 3 May 2006 will be published in Svenska Dagbladet, Dagens Nyheter, Post- och Inrikes Tidningar and Affärsvärlden.

The Nomination Committee

*H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange and has approximately 1,200 stores in
22 countries. H&M has more than 50,000 employees and achieved sales including VAT in 2005 of SEK 71,886 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. For further information visit www.hm.com.*

PRESS RELEASE **August 30, 2004**

H&M to open stores in Hungary

H & M Hennes & Mauritz AB has signed a contract for the first store in Hungary. The store, which will carry the full product range, will be situated in central Budapest. The opening is estimated to be in late autumn 2005.

H&M plans to open more stores in Hungary after the opening. The establishment in Hungary implies that H&M then will be present in 22 markets.

Contact person:
Carl-Henric Enhörning, IR Director +46-8-796 54 10

H&M switchboard +46-8-796 55 00

For background information about H&M and downloadable press pictures, please go to www.hm.com

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange and had more than 1000 stores in 20 countries in the end of August 2004. H&M has over 40,000 employees and achieved sales including VAT in 2003 of SEK 56,550 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern designers and buyers. For further information visit www.hm.com.

press releases - finance

2004-08-23

P

Press r

Sal

Imag

Image l

H&M opens its 1000th store

H&M is about to open its 1000th store and is celebrating with a campaign of special offers in all H&M stores in each of the company's 19 markets around Europe and North America. Store No. 1000 will open in Boulogne-sur-Mer near Lille, north-west France, on 25 August.

H&M is enjoying a rapid rate of expansion. In 2004 around 140 new stores will be added, among them stores in the new markets of Canada, which opened in the spring, and Slovenia, which will become market No. 20 in the autumn. This autumn H&M will be opening a new store every other day. Over the past three years H&M has increased the number of its stores by nearly
40 per cent, increased turnover by nearly 60 per cent and profit after tax by 150 per cent.

Establishing stores in the best location has been an abiding principle of H&M since its inception in Västerås, Sweden in 1947. The company's first store outside Sweden was established in Norway in 1964, followed by a move into Denmark three years later. Expansion beyond the Nordic countries began in 1976 when H&M opened a store in the UK, followed by stores in Switzerland in 1978 and Germany in 1980. Since then H&M has opened stores in a further 13 countries, including the USA and Spain in 2000. Last year H&M stores opened in Poland, the Czech Republic, Portugal and Italy.

Further information enclosed is statistics and a text about H&M's development together with images from for example the first store.

Contact person:
Annacarin Björne, Press Officer
Telephone: +46-8-796 57 57, +46-70-796 55 50

The following files are available for download:

The history of H&M

Statistics over H&M's development

Historical images

»Back

PRESS RELEASE **August 12, 2004**

H&M to open stores in Ireland

H & M Hennes & Mauritz AB has signed a contract for the first store in Ireland. The store, which will open in March 2005, will be situated in a shopping centre in Dundrum outside Dublin.

H&M plans to open more stores in Ireland during 2005.

The opening in Ireland implies that H&M will be present in 21 markets.

Contact persons:
Carl-Henric Enhörning, IR Director +46-8-796 54 10
Kristina Stenvinkel, Head of Communications +46-8-796 39 08

H&M switchboard +46-8-796 55 00

For background information about H&M and downloadable press pictures, please go to www.hm.com

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange and had 996 stores in 19 countries as of July 31, 2004. H&M has more than 40,000 employees and achieved sales including VAT in 2003 of SEK 56,550 million. H&M sells approximately 600 million articles per year and has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern designers and buyers. H&M does not own any factories. Instead the company buy garments from around 750 suppliers. 60 per cent of the production takes place in Asia and the remaining part mainly in Europe.
For further information visit www.hm.com.

H&M

PRESS RELEASE **May 27, 2004**

H&M strengthens the Buying Organisation

In order to further strengthen the buying function, make it more efficient and to better meet future growth targets concerning sales volume and expansion, the buying department will be divided into two different functions; a buying division and a production division.

The buying function will focus on customers, fashion and composition of the assortment. The production function will be responsible for the production of H&M's garments through H&M's 21 production offices and the around 750 suppliers.

New Buying Director will be Madeleine Persson. Madeleine Persson, age 35, has worked ten years within H&M with buying and sales, amongst other things as division manager for the youth department.

Karl Gunnar Fagerlin, present buying director, will be responsible for the production function.

The changes will take place as of June 1, 2004.

Contact person:
Kristina Stenvinkel, Head of Communications
Telephone: +46-8-796 39 08, +46-70-796 54 40

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange and had 991 stores in 19 countries as of April 30, 2004. H&M has more than 40,000 employees and achieved sales including VAT in 2003 of SEK 56,550 million. H&M sells approximately 600 million articles per year and has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern designers and buyers. H&M does not own any factories. Instead the company buy garments from around 750 suppliers. 60 per cent of the production takes place in Asia and the remaining part mainly in Europe.
For further information visit www.hm.com.

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info.se@hm.com
Registered office Stockholm, Reg. No 556042-7220

PRESS RELEASE
February 5, 2004

H&M ACQUIRES GAP'S GERMAN OPERATIONS
- the agreement gives H&M 10 new stores in Germany

The H&M Group's German subsidiary acquires GAP (Deutschland) GmbH. H&M takes over all of GAP's 10 stores in Germany including employees. Take-over date is August 1, 2004. The stores will be converted into H&M-stores with expected opening under H&M management during the autumn. Today H&M has 239 stores in Germany. H&M plans to open around 140 new stores during 2004, mainly in Germany, France, the USA, Spain, the UK and Poland.

– Germany is our largest market and we see great potential for further growth. Through this agreement we can open 10 new H&M-stores in prime locations around Germany. It gives us the opportunity to open some of these stores as so called concept stores for teenagers, men's wear and ladies underwear, says Rolf Eriksen, CEO of H&M.

For further information please contact:
Carl-Henric Enhörning, Head of Investor Relations
Phone: +46 8 796 54 10, +46 70 796 54 10

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-24 80 78, Fax: +46-8-24 80 78, E-mail: info.se@hm.com
Registered office Stockholm, Reg. No 556042-7220

uni commerce

H&M

PRESS RELEASE
January 14, 2004

H&M and Union Network International (UNI) sign groundbreaking agreement

H & M Hennes & Mauritz AB, with about 950 stores in 18 countries and 40,000 employees, and Union Network International, UNI, a global trade union with 15 million members in 900 affiliated unions in 140 countries, will today sign an agreement to secure and promote fundamental worker's rights at all H&M workplaces worldwide.

At a ceremony today at the headquarters of the International Labour Organisation (ILO) in Geneva, H&M's CEO Rolf Eriksen, the General Secretary of UNI, Philip Jennings and Jan Furstenborg, Head of UNI Commerce will sign an agreement in the presence of Kari Tapiola and Göran Hultin, Executive Directors of ILO.

The purpose of the agreement is to make clear H&M's corporate policy on human rights, freedom of association, the right to collective bargaining, as well as bans on child labour, forced labour and all kinds of discrimination at H&M's workplaces.

H&M's policy encompasses the support and respect for the UN Global Compact, for the OECD Guidelines for Multinational Enterprises, and the ILO Declaration of Fundamental Principles and Rights at Work.

H&M and UNI take joint responsibility for the observance of the agreement.

"This agreement is very positive for H&M. At H&M we support and respect the principles in the agreement we are signing with UNI," says Rolf Eriksen, CEO of H&M.

"Business is increasingly becoming global. Together, unions and employers can put into practice the conventions signed by governments at the International Labour Organisation and ensure global labour standards", said Philip Jennings, UNI General Secretary.

"Today's agreement is groundbreaking. The fact that a large Nordic retail chain in this way declares itself loyal to fundamental labour norms and to social dialogue has great significance for the struggle against unjust working conditions all over the world", says Jan Furstenborg, Head of UNI Commerce.

Shareholders of H & M Hennes & Mauritz AB (publ)

are hereby invited to the Annual General Meeting (AGM) on Wednesday 3 May 2006 at 3 p.m. at the Stockholmsmässan (Victoriahallen), Älvsjö, Stockholm.

NOTICE OF ATTENDANCE

Shareholders who wish to attend the AGM shall

both be entered in the company's register of shareholders kept by Värdepapperscentralen VPC AB (VPC) in their own name (not nominee-registered) by Wednesday 26 April 2006,

and notify their intention to attend the Annual General Meeting by 12 noon on Friday 28 April 2006 in writing to the address H & M Hennes & Mauritz AB, Head Office - A7, 106 38 Stockholm, by telephone to +46 (0)8-796 55 00, by fax to +46 (0)8-796 55 44 or on the company's website at www.hm.com/bolagsstamma.

Shareholders must state in the notice their name, civil identity number and telephone number (daytime) as well as the number of shares held.

In order to attend the meeting shareholders whose shares are nominee-registered with a bank's trust department or individual stockbroker must have their shares temporarily re-registered with VPC in their own name. Such re-registration must be complete by Wednesday 26 April 2006. In order to re-register shares in time, shareholders should make the request via their trustee in good time before this date.

Passes for those attending will be sent out when notice of attendance is received.

AGENDA

1. Opening of the AGM.
2. Election of a chairman for the AGM.
3. Address by Managing Director Rolf Eriksen.
4. Establishment and approval of voting list.
5. Approval of the agenda.
6. Election of people to check the minutes.
7. Examination of whether the meeting was properly convened.
8. Presentation of the annual report and the auditors' report as well as the consolidated annual report and the consolidated auditors' report.
  a. statement by the company's auditor and the chairman of the Auditing Committee;
  b. statement by the Chairman of the Board on the work of the Board;
  c. statement by the chairman of the Election Committee on the work of the Election Committee.
9. Resolutions
  a. to approve the income statement and balance sheet as well as the consolidated income statement and consolidated balance sheet;
  b. disposal of the company's earnings in accordance with the approved balance sheet;
  c. to discharge the members of the Board and Managing Director from liability to the company.
10. Establishment of the number of Board members and deputy Board members.
11. Establishment of fees to the Board and auditors.
12. Election of Board members, deputy Board member and Chairman of the Board.
13. Establishment of principles for the Election Committee.
14. Proposed resolution on amendment of the articles of association.

Election Committee

The 2004 AGM resolved to establish a Nomination Committee. The 2005 AGM resolved that the Nomination Committee be replaced by an Election Committee. For the period up to and including the 2006 AGM the Election Committee comprised Stefan Persson, Chairman of the Board and also Chairman of the Election Committee, Lottie Tham, Mats Lagerqvist (Robur Fonder), Tomas Nicolin (Alecta), Magnus Wärn (AMF Pension) and Peter Rudman (Nordeas fonder).

Resolutions proposed by the Election Committee
The Election Committee, the members of which represent slightly more than 76 percent of the votes in H & M Hennes & Mauritz AB (publ), has announced that it will propose the following resolutions to the AGM on 3 May 2006:

ELECTION OF A CHAIRMAN FOR THE AGM Item 2
Proposed by the Election Committee: the lawyer Sven Unger is proposed as chairman of the AGM.

BOARD OF DIRECTORS Items 10, 11 and 12
Item 10 – The Election Committee proposes eight Board members with one deputy (previous year seven Board members and two deputies).

Item 11 – The Election Committee proposes that the AGM leave the total Board fees unchanged at SEK 3,900,000. The Election Committee proposes that the Board fees for each member elected by the AGM be distributed as follows: Chairman of the Board SEK 1,250,000; members SEK 350,000; members of the Auditing Committee an extra SEK 50,000; and the chairman of the Auditing Committee an extra SEK 100,000.
It is proposed that, as previously, the auditors' fees be paid based on the invoices submitted.

Item 12 – The Election Committee proposes the following Board of Directors. Board members: election of Karl-Johan Persson and Lottie Knutson; re-election of Fred Andersson, Sussi Kvart, Bo Lundquist, Stig Nordfelt, Stefan Persson and Melker Schörling. Deputy Board member: re-election of Rolf Eriksen. Chairman: re-election of Stefan Persson.

Karl-Johan Persson was born in 1975 and works on business development at H & M Hennes & Mauritz AB. He sits on the boards of H&M's subsidiaries in Denmark, the USA, the UK and Germany.
His shareholding in H&M amounts to 6,066,000 shares.

Lottie Knutson was born in 1964 and is Communications Director at Fritidsresor Group, TUI Nordic, with responsibility for communications as well as corporate environmental and social responsibility.
Her shareholding in H&M amounts to 100 shares.

Information on all the proposed Board members can be found on H&M's website, www.hm.com.

ESTABLISHMENT OF PRINCIPLES FOR THE ELECTION COMMITTEE Item 13
- That the Company shall have an Election Committee made up of one member representing each of the five largest shareholders in terms of the number of votes, plus the Chairman of the Board. The largest shareholders in terms of the number of votes will be contacted based on the company's register of shareholders held by VPC as at 31 August 2006.
Any shareholder not registered with VPC which wishes to exercise its right shall notify this to the Chairman of the Board and shall be able to substantiate its shareholding. The Chairman of the Board shall convene an Election Committee comprising the five largest shareholders in the company in terms of the number of votes as soon as possible after the end of August. The names of the five shareholders' representatives and the names of the shareholders that they represent shall be announced as soon as the Election Committee is appointed, which shall take place at least six months prior to the AGM.
If any of the five largest shareholders in terms of the number of votes declines the right to appoint a member of the Election Committee the next largest shareholder shall be given opportunity to appoint a member. The term of office of the Election Committee shall be until a new Election Committee is appointed. Unless the members agree otherwise, the chairman of the Election Committee shall be the member representing the largest shareholder. No fees shall be paid to the members of the Election Committee.

- That if there is a significant change in the ownership structure after the Election Committee has been constituted, the composition of the Election Committee shall also be changed in accordance with the above principles.

- That the Election Committee shall prepare and submit proposals to the AGM for:
  - election of the chairman of the meeting,
  - election of the Chairman of the Board and the other members of the company's Board,
  - fees to the Board, distributed between the Chairman and the other Board members, as well as any compensation for committee work,
  - election of and fees to auditors and deputy auditors (where applicable).

The above rules concerning the company's Election Committee shall apply until the company's AGM resolves otherwise.

Resolutions proposed by the Board

DIVIDEND AND RECORD DATE Item 9 b
The Board has proposed a dividend to the shareholders of SEK 9.50 per share. The Board has decided to propose Monday 8 May 2006 as the record date for the dividend. If the resolution is passed, dividends are expected to be paid out by VPC on Thursday 11 May 2006.

PROPOSED RESOLUTION ON AMENDMENT OF THE ARTICLES OF ASSOCIATION Item 14
The new Swedish Companies Act (2005:551) entered into force on 1 January 2006. The Board proposes amending H&M's articles of association in order to update these to comply with the new legislation.
In essence, the Board's proposal involves the following:

that § 4 shall be reworded: *The share capital shall be a minimum of SEK 72 million and a maximum of SEK 288 million. The number of shares shall be a minimum of 288,000,000 and a maximum of 1,152,000,000. Shares of two types may be issued: series A and series B. Shares of series A may be issued up to a maximum number of 144,000,000 and shares of series B up to a maximum of 1,008,000,000.*

that § 5 shall be reworded: *The company's shares shall consist of both series A shares and series B shares. Series A shares are entitled to ten votes and series B shares to one vote. In other respects series B shares shall be equal to series A shares.*

that the words "*or offset issue*" be inserted in § 6 after all mentions of the words "*cash issue*". A new third paragraph shall be inserted into § 6: *If the company decides to issue warrants or convertibles through a cash issue or an offset issue the shareholders shall have a preferential right to subscribe for warrants as if the issue concerned the shares which may be subscribed for on the basis of the options or a preferential right to subscribe for convertibles as if the issue concerned the shares for which the convertibles may be exchanged.*

that the provision concerning period of office be omitted from § 7.

that § 9 shall be reworded: *The company shall have one or two auditors and an equivalent number of deputies or one or two registered auditing companies.*

that § 12 shall be reworded: *A notice shall be published in Post- och Inrikes Tidningar (the Swedish Official Gazette) and in the national daily newspapers Svenska Dagbladet and Dagens Nyheter no earlier than six weeks and no later than four weeks prior to the meeting.*

that § 13 shall be omitted. A new § 13 shall be worded as follows: *The Chairman of the Board or a person appointed by the Board shall open the AGM and lead the proceedings until the meeting's chairman is elected at the meeting.*

that the present § 15 be changed to § 14 with the following wording: *Shareholders wishing to participate in the proceedings of the general meeting shall both be included in the print-out or other presentation of the full share register reflecting the circumstances five working days prior to the general meeting and shall also give notice of their attendance to the company by 12.00 noon on the date specified in the notice convening the meeting. The latter day shall not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and shall not be more than five working days before the meeting.*

Shareholders may bring one or two assistants to the AGM, but only provided that the shareholder notifies the company of the number of assistants attending in the way specified in the previous paragraph.

that the present § 16 be changed to § 15, and that therein the words "ordinary general meeting" be amended to "*annual general meeting*" and that the second point be reworded: *Establishment and approval of voting list.*

that the present § 17 be changed to § 16, which shall be worded as follows: *The company's shares shall be registered in a VPC register in accordance with the Swedish Act (1998:1479) on the Accounting of Financial Instruments.*

The full proposed new articles of association are available at www.hm.com.
The Annual Report for 2005 will be published at www.hm.com during week 12. The documents will be available from and including week 12 at H&M's head office, Regeringsgatan 48, 106 38 Stockholm and will be sent out to shareholders submitting such a request and stating their postal address. The documents will be presented at the meeting.

Stockholm, March 2006
The Board of Directors

END